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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 June 2011

Commission File No. 001-14452

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS CIRCULAR AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

THIS CIRCULAR HAS NOT BEEN APPROVED BY THE IRISH STOCK EXCHANGE OR THE UK LISTING AUTHORITY. THIS CIRCULAR DOES NOT CONSTITUTE A CIRCULAR FOR THE PURPOSES OF THE LISTING RULES.

Before voting on the Resolutions, Stockholders should carefully consider the risk factors in the The Group's annual report on Form 20-F for the year ended 31 December 2010 (the "2010 20-F"), which is expected to be filed with the SEC on or about 24 June 2011. Stockholders should read these Risk Factors in conjunction with the rest of this Circular, including the Letter from the Governor of Bank of Ireland contained in Part I (Letter from the Governor of Bank of Ireland) of this Circular.

The Governor and Company of the Bank of Ireland

(Established in Ireland by Charter in 1783 and having limited liability with registered no. C-1)

Notice of Extraordinary General Court

Your attention is drawn in particular to the letter from the Governor of the Bank of Ireland which is set out in Part I (Letter from the Governor of Bank of Ireland) at pages 5 to 42 of this Circular and which recommends you vote in favour of the Resolutions to be proposed at the Extraordinary General Court, referred to below. Please read the whole of this Circular and any documents incorporated herein by reference (a list of which is set out in paragraph 2 (Documents incorporated by reference) of Part III (Additional Information) of this Circular).

This Circular is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security, in any jurisdiction in which such an offer, an invitation or a solicitation is unlawful. This Circular does not set out the full terms and conditions of the Rights Issue, the Debt for Equity Offers or the Contingent Capital Instrument and it does not constitute a prospectus or a prospectus equivalent document.

THE INFORMATION PROVIDED IN THIS CIRCULAR IN RELATION TO THE DEBT FOR EQUITY OFFERS, THE RIGHTS ISSUE, THE RUMP PLACING AND THE CONTINGENT CAPITAL INSTRUMENT IS BEING PROVIDED EXCLUSIVELY FOR THE PURPOSE OF ENABLING STOCKHOLDERS TO DECIDE WHETHER TO VOTE IN FAVOR OF THE RESOLUTIONS. The Debt for Equity Offers, the Rights Issue, the Rump Placing and the Contingent Capital Instrument referred to herein will be available only to persons (i) that are located outside the United States and are persons other than US Persons, in offshore transactions in reliance upon Regulation S under the US Securities Act or (ii) that are Qualified Institutional Buyers, in a private transaction in reliance upon an exemption from the registration requirements of the US Securities Act (together, "Qualified Persons"). The securities referred to herein in relation to the Debt for Equity Offers, the Rights Issue, the Rump Placing or the Contingent Capital Instrument have not been, and will not be, registered under the US Securities Act, or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold or renounced by, or transferred, delivered, directly or indirectly, to any US Person wherever located or within the United States or any other Excluded Territory, except pursuant to an applicable exemption from the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States or any other Excluded Territory. There will be no public offer in the United States or in any Excluded Territory.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC, or any person controlled by or controlling any such person, or any entity or agency of or related to the State, or any director, commissioner, officer, official, employee or adviser (including without limitation legal and financial advisers) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this Circular or any document referred to in this Circular or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

Notice of an Extraordinary General Court to be held at 11.00 a.m. on 11 July 2011 at O'Reilly Hall, UCD, Belfield, Dublin 4, Ireland is set out at the end of this Circular. Form(s) of Proxy for use at the Extraordinary General Court is/are enclosed. To be valid, Forms of Proxy should be completed in accordance with the notes to the Notice of Extraordinary General Meeting and returned either electronically via the internet at www.eproxyappointment.com or via the CREST system or by hand or post to Computershare Investor Services (Ireland) Limited, P.O. Box 11838, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland to arrive by no later than 11.00 a.m. on 9 July 2011.

Completion and return of Forms of Proxy will not preclude a Stockholder from attending and voting at the Extraordinary General Court, should he, she or it, so wish.

The Group's annual report on Form 20-F for the year ended 31 December 2010 is expected to be filed with the SEC on or about 24 June 2011, and an announcement will be made through a Regulatory Information Service to confirm once this publication has occurred.

The contents of this Circular should not be construed as legal, business, financial, tax, investment or other professional advice. Each stockholder should consult his, her or its own appropriate professional advisers for advice.

OTHER IMPORTANT INFORMATION

EXCHANGE RATES

The principal rates of exchange used in the preparation of the financial statements are as follows:

one euro: pound sterling

Period	Average Rate	Period End Rate
Year ended 31 March 2008	0.7116	0.7958
Year ended 31 March 2009	0.8333	0.9308
9 months ended 31 December 2009	0.8851	0.8881
Year ended 31 December 2010	0.8579	0.8607

one euro: US dollar

Period	Average Rate	Period End Rate
Year ended 31 March 2008	1.4328	1.5812
Year ended 31 March 2009	1.4321	1.3308
9 months ended 31 December 2009	1.4248	1.4406
Year ended 31 December 2010	1.3258	1.3362

For the purposes of the assumptions relating to the number of units of New Ordinary Stock and Debt for Equity Stock, including in the calculations of the potential dilutive impacts of the Rights Issue and the Debt for Equity Offers and the maximum State stockholding, the Core Tier 1 Capital to be generated by the Proposals and the calculation of the Rights Issue size (including variables to that size), the following rates of exchange have been used (being the daily reference rate set by the European Central Bank for 6 June 2011):

euro: pound sterling

€1: £0.8903

euro: US dollar

€1: $1.4596

euro: Canadian dollar

€1: CAD 1.4317

The actual number of units of New Ordinary Stock and Debt for Equity Stock, including in the calculations of the potential dilutive impacts of the Rights Issue and the Debt for Equity Offers and the maximum State stockholding, the Core Tier 1 Capital to be generated by the Proposals and the calculation of the Rights Issue size (including variables to that size) will change to the extent that the settlement foreign exchange rates for the Debt for Equity Offers are different from those assumed, save that the maximum size of the Rights Issue is fixed at €4.35 billion.

On 16 June 2011, being the latest practicable date prior to the publication of this Circular, the euro:US dollar exchange rate was €1: $1.4088, the euro:pound sterling exchange rate was €1: £0.8753, the euro:Canadian dollar exchange rate was €1: CAD 1.3929 being the daily reference rate set by the European Central Bank for such date.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

As required by the Companies Acts and the European Union IAS Regulation (EC) 1606/2002, the consolidated financial statements of the Group are prepared in accordance with International Financial

Reporting Standards ("IFRS") as adopted by the European Union. IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the financial periods presented comply with both IFRS as adopted by the European Union and IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

FINANCIAL INFORMATION

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets, assets held for sale to NAMA, valuation of financial instruments, retirement benefits, life assurance operations, taxation and provisions. If the judgements, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material impact on the Group's results.

PRESENTATION OF FINANCIAL INFORMATION

The Group publishes its financial statements in euro ("€" or "euro"). The abbreviations "€m" and "€bn" represent millions and thousands of millions of euro, respectively, while references to "cent" or "c" represent the monetary unit that represents one-hundredth of a euro.

References to "£" or "sterling" are to pounds sterling. The abbreviations "£m" and "£bn" represent millions and thousands of millions of pounds, respectively.

References to "USD", "dollars" and "$" are to US dollars. The abbreviations "$m" and "$bn" represent millions and thousands of millions of dollars, respectively.

The financial information presented in a number of places in this Circular has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers may not conform exactly to the total figure given. In addition, certain percentages presented in this Circular reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Unless otherwise stated the financial information contained herein was derived without material adjustment from the 2010 Annual Report.

FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates by reference certain "forward-looking statements" regarding the belief or current expectations of the Group, the Directors and other members of its senior management about the Group's financial condition, results of operations and business and the transactions described in this Circular. Generally, but not always, words such as "may", "could", "should", "will", "expect", "intend", "estimate", "anticipate", "assume", "believe", "plan", "seek", "continue", "target", "goal", "would" or their negative variations or similar expressions identify forward-looking statements including, amongst other things, the targets set out in paragraph 11 (Strategy and Financial Targets) of Part I (Letter from the Governor of Bank of Ireland) of this Circular.

Nothing in this Circular shall constitute a profit forecast and should not be interpreted to mean the earnings per share in any financial period will necessarily match or be lesser or greater than those for the relevant preceding period.

Such forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Group and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward-looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward-looking statements. See the risk factors in the Bank's 2010 20-F for more information on factors that could cause actual results to differ materially from those contemplated by the forward looking statements in this Circular.

It is strongly recommended that Stockholders read the risk factors in the Bank's 2010 20-F for a more complete discussion of the factors which could affect the Group's future performance and the industries in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Circular may not occur. Due to such uncertainties and risks, investors should not place undue reliance on such forward-looking statements, which speak only to belief or current expectations as at the date of this Circular.

Except as required by the Central Bank, the Irish Stock Exchange, the FSA, the London Stock Exchange, or applicable law, the Group does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. Except as required by the Central Bank, the Irish Stock Exchange, the FSA, the London Stock Exchange, or applicable law, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PART I

1.     Introduction

On 31 March 2011, Bank of Ireland announced that, as a result of the 2011 Prudential Capital Assessment Review ("March 2011 PCAR") carried out by the Central Bank, it would be required to generate incremental Core Tier 1 Capital of €4.2 billion after estimated expenses (including a regulatory buffer of €0.5 billion for additional conservatism) and €1.0 billion of contingent capital through the issue of a debt instrument which, under certain circumstances, would convert in its entirety to units of Ordinary Stock (known as the "Contingent Capital Instrument"). The Central Bank requires that the additional capital must be raised by 31 July 2011.

The Court has considered a number of options for raising the Core Tier 1 Capital required by the March 2011 PCAR, including the possibility of private equity investment and alternative forms of bondholder contribution. Any such alternatives would be required to be completed by 31 July 2011, which is the date set by the Central Bank for the Group to raise the requisite Core Tier 1 Capital as required under the EU/IMF Programme. The Proposals (set out below) represent the basis as of the date of this Circular on which the NPRFC is prepared to underwrite a rights issue to enable the Group to raise the required levels of Core Tier 1 Capital by 31 July 2011. In particular, the NPRFC has the option to elect for a direct placing of up to 794,912,043 units of New Ordinary Stock at €0.10 per unit of New Ordinary Stock on 8 July 2011. Any such New Ordinary Stock would not be offered to Existing Ordinary Stockholders (excluding the State). The Group continues to have active discussions with other sources of private capital to raise the Core Tier 1 Capital required but, as of the date of this Circular, certainty of underwriting in the required quantum is only available from the State.

I am writing to you today to set out how the Group proposes to generate the €4.2 billion Core Tier 1 Capital (after estimated expenses of € 150 million) and €1.0 billion of contingent capital required to meet regulatory requirements by 31 July 2011 and to seek your approval for the requisite Resolutions. The €4.35 billion (including estimated expenses) will be raised by a combination of:

•
the Debt for Equity Offers (including a cash option);

•
the compulsory acquisition of Eligible Debt Securities;

•
the further burden sharing with remaining subordinated bondholders anticipated by the Minister for Finance as set out in his statement on 31 May 2011;

•
the State Placing; and

•
a Rights Issue fully underwritten by the NPRFC.

To the extent the capital the Minister expects to generate through further burden sharing with remaining subordinated bondholders has not been generated by 8 July 2011, it is expected that the Minister would seek the permission of the Central Bank to extend the deadline for the generation of this expected capital beyond 31 July 2011. To the extent such permission is forthcoming, the Rights Issue size will be reduced by the amount expected to be generated through the further burden sharing measures, as well as any capital generated by the Debt for Equity offers, the compulsory acquisition of Eligible Debt Securities (to the extent such compulsory acquisition amendments are approved at the bondholder meetings) and the State Placing. If such permission is not forthcoming, the Rights Issue will be €4.35 billion (including estimated expenses) less any capital generated by the Debt for Equity Offers, the compulsory acquisition of Eligible Debt Securities and the State Placing.

In relation to capital ratios, had the Proposals been implemented as at 31 December 2010 and based on the other assumptions and adjustments set out in Part IV (Unaudited Pro Forma Financial Information) of this Circular, the Group would have had a Basel II pro forma Equity Tier 1 Capital Ratio of 13.0%, a Core Tier 1 Capital Ratio of 15.4%, a Tier 1 Capital Ratio of 14.7% and a Total Capital Ratio of 14.6%. This

compares with a reported Equity Tier 1 Capital Ratio of 7.3%, a Core Tier 1 Capital Ratio of 9.7%, a Tier 1 Capital Ratio of 9.7% and a Total Capital Ratio of 11% at 31 December 2010.

Debt for Equity Offers

On 8 June 2011, the Bank launched the Debt for Equity Offers pursuant to which the holders of approximately €2.6 billion in nominal amount of Tier 1 and Tier 2 Securities ("Eligible Debt Securities") who are Qualified Persons are being provided the opportunity to exchange these securities either for cash or for Allotment Instruments which are convertible into new units of Ordinary Stock.

The Debt for Equity Offers are not being made available to, and the Allotment Instruments are not being offered and will not be sold to, any person other than (i) persons that are located outside the United States and are persons other than US Persons, in offshore transactions in reliance upon Regulation S under the US Securities Act or (ii) that are Qualified Institutional Buyers, in a private transaction in reliance upon an exemption from the registration requirements of the US Securities Act.

Compulsory acquisition of Eligible Debt Securities

In addition, at a series of bondholder meetings for the holders of the Eligible Debt Securities, the Group will seek the consent of such holders to grant the Group the right to amend the terms of the Eligible Debt Securities to insert a call option to compulsorily acquire Eligible Debt Securities for cash at 0.001% of their nominal value. The Group intends to exercise these call options in respect of any Eligible Debt Securities remaining outstanding following settlement of the relevant Debt for Equity Offer (including the cash offer component) for that class of Eligible Debt Securities. The nominal amount of Eligible Debt Securities (other than the Canadian Dollar 2015 Notes) which are subject to these call options and any incremental Core Tier 1 Capital consequently generated is expected to be announced on 8 July 2011.

Further burden sharing with subordinated bondholders

To the extent that Eligible Debt Securities are not acquired or exchanged pursuant to the Debt for Equity Offers or acquired pursuant to the exercise of the call options under the amended terms of the Eligible Debt Securities, the Minister for Finance stated on 31 May 2011, "The levels of burden-sharing in these LMEs (liability management exercises) are the minimum acceptable to the Government. If these LMEs fail to deliver the expected core tier 1 capital gains to each of the banks, the Government will take whatever steps are necessary under the Credit Institutions (Stabilisation) Act 2010 or otherwise to ensure that burden sharing is achieved. Any further action, after investors have had an opportunity to take part in these LMEs, will result in severe measures being taken in respect of the subordinated liabilities". In these circumstances, the Directors believe the level of return to the holders of outstanding Eligible Debt Securities may be materially below that available pursuant to the cash alternative under the Debt for Equity Offers.

The Directors believe that, in the event that there are no elections for cash or Allotment Instruments convertible into units of Ordinary Stock under the Debt for Equity Offers and no call options over the Eligible Debt Securities are granted, the further burden sharing with bondholders anticipated by the Minister for Finance would result in the generation of Core Tier 1 Capital of approximately €2.3 billion, after taking account of the €0.3 billion assumed corporation tax payable by the Group relating to this gain.

State Placing

Under the Transaction Agreement, the NPRFC has the option to require the Bank to make a direct placing of up to 794,912,043 units of New Ordinary Stock to the NPRFC at €0.10 per unit of New Ordinary Stock, representing approximately 15% of the Existing Ordinary Stock on 16 June 2011. The maximum gross proceeds of the State Placing will be €79,491,204. Any New Ordinary Stock issued to the NPRFC pursuant to the State Placing would (a) be entitled to participate in the Rights Issue and (b) reduce the size of the Rights Issue by an amount equal to the proceeds of the State Placing. The NPRFC will inform the

Bank whether it wishes to proceed with the State Placing at its sole discretion and, if so, the amount of the State Placing on 8 July 2011 following the announcement of the results of the Debt for Equity Offers.

The State has informed the Bank that the purpose of the State Placing is to afford the State the flexibility:

(a)
to facilitate ongoing discussions with private capital by providing the NPRFC with a guaranteed minimum allocation of New Ordinary Stock (in excess of its pro rata entitlement in the Rights Issue) capable of being sold by the NPRFC to third parties with which the State and the Bank are in discussions; and

(b)
separately, to enable the NPRFC, if it so elects, to partially mitigate potential dilution of its current proportionate ownership of the Bank resulting from the Proposals.

If the NPRFC elects to proceed with the State Placing, this will reduce the size of the Rights Issue and increase the dilution of Existing Ordinary Stockholders resulting from the Proposals. Whether or not the State Placing proceeds is at the discretion of the NPRFC and there is no certainty that the State Placing will occur.

Rights Issue underwritten by the NPRFC

Under the terms of the Transaction Agreement, the NPRFC has agreed to fully underwrite the Rights Issue up to a maximum size of €4.35 billion (including estimated expenses of €150 million) assuming no Core Tier 1 Capital is generated from (i) the Debt for Equity Offers, (ii) the compulsory acquisition of Eligible Debt Securities and (iii) further burden sharing with subordinated bondholders.

The actual size of the Rights Issue is expected to be announced on 8 July 2011 as by this date the Bank will know the results of the Debt for Equity Offers; the results of the bondholder meetings (which will facilitate compulsory acquisition of Eligible Debt Securities), the size of the State Placing (if any), the confirmation of the final expenses of the Proposals and certainty as to the amount of Core Tier 1 Capital that is capable of being generated by the further burden sharing measures anticipated by the Minister's statement of 31 May 2011 to satisfy the Group's obligations to raise Core Tier 1 Capital.

The Directors expect that the full €4.35 billion of required Core Tier 1 Capital will be generated pursuant to the Proposals as follows:

•
a minimum of €2.12 billion to be raised from a combination of the Debt for Equity Offers (including the cash offer component), the compulsory acquisition of Eligible Debt Securities pursuant to the exercise of the call options under the amended terms of the Eligible Debt Securities and the further burden sharing with subordinated bondholders anticipated by the Minister for Finance in his statement on 31 May 2011; and

•
a maximum of €2.23 billion to be raised from the State Placing (if any) and the Rights Issue.

The expected maximum size of the State Placing (if any) and the Rights Issue of €2.23 billion as set out above is based on the Minister's stated policy that there will be burden sharing with subordinated bondholders through the Debt for Equity Offers (whether under the cash tender or equity exchange options) and, if necessary, action by the Minister under the Stabilisation Act or otherwise. The Directors' expectation is that the Minister, in consultation with the Central Bank, will take the necessary steps to ensure that the Group satisfies its obligations to raise Core Tier 1 Capital in part through burden sharing with subordinated bondholders required by the Minister.

To the extent the capital the Minister expects to generate through such actions has not been generated by 8 July 2011, it is expected that the Minister would seek the permission of the Central Bank to extend the deadline for the generation of this expected capital beyond 31 July 2011. If such permission is not forthcoming, the Rights Issue will be €4.35 billion (including estimated expenses) less any capital generated by the Debt for Equity Offers, the compulsory acquisition of Eligible Debt Securities (to the extent such compulsory acquisition amendments are approved at the bondholder meetings) and the State Placing.

If the Debt for Equity Offers generate the maximum incremental capital through all bondholders electing to accept the Allotment Instrument exchange option under the Debt for Equity Offers, the maximum size of the State Placing and the Rights Issue would be €1.77 billion. Assuming no capital is generated through the Debt for Equity Offers or through the proposed amendments to the terms of Eligible Debt Securities and the Core Tier 1 Capital to be raised by the further burden sharing cannot be taken into account for the purposes of calculating the final Rights Issue size, the maximum size of the State Placing and the Rights Issue would be €4.35 billion.

The Rights Issue is not being made available to, and the Ordinary Stock to be issued in the Rights Issue is not being offered and will not be sold to, any person other than persons (i) that are located outside the United States and are persons other than US Persons, in offshore transactions in reliance upon Regulation S under the US Securities Act and (ii) persons that are Qualified Institutional Buyers, in a private transaction in reliance upon an exemption from the registration requirements of the US Securities Act.

Contingent Capital Instrument

The State has also agreed to subscribe for €1.0 billion of contingent capital required to meet regulatory requirements pursuant to the Contingent Capital Instrument (subject to the satisfaction of the conditions in the Transaction Agreement), further details of which are set out in paragraph 5 (Contingent Capital Instrument) of this Part I (Letter from the Governor of Bank of Ireland).

Key Implications of the Proposals for Stockholders

If Stockholders approve the Proposals, the combination of the proceeds of the State Placing and the Rights Issue, together with any Core Tier 1 Capital raised through the Debt for Equity Offers, the exercise of the call options under any amended terms of the Eligible Debt Securities, the further burden sharing with subordinated bondholders anticipated by the Minister in his statement on 31 May 2011 and the issue of the Contingent Capital Instrument will be sufficient for the Group to meet the regulatory requirements established by the Central Bank under the March 2011 PCAR.

The Proposals could, if implemented, result in the Government, through the NPRFC, holding up to a maximum of 93.1% of the Enlarged Capital Stock on the basis of a maximum State Placing and Rights Issue of €4.35 billion (or 87.7% based on the expected maximum Rights Issue of €2.23 billion). As such, the Proposals, including any future conversion of the Contingent Capital Instrument into Ordinary Stock, could result in the NPRFC obtaining a majority stake in the Bank and result in an insufficient number of units of Ordinary Stock being in public hands, which would result in the Bank ceasing to be eligible for listing on the Official Lists. Ineligibility for listing would adversely impact the marketability and liquidity of the units of Ordinary Stock and may adversely impact their value. If Qualifying Stockholders subscribe for their Rights Issue entitlements in sufficient numbers, the Bank would continue to satisfy the requirement under the Listing Rules that at least 25% of units of Ordinary Stock remain in public hands. The Bank has agreed with the Irish Stock Exchange that in the event that less than 25% (or such lower level as may be agreed with the Irish Stock Exchange) of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the Irish Stock Exchange and the cancellation of its trading on the main market of the Irish Stock Exchange. The Bank has also agreed with the UKLA that in the event that less than 20% of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation its listing on the Official List of the UKLA and the cancellation of its trading on the main market of the London Stock Exchange. The NPRFC has confirmed that it will vote in favour of any such resolution to enable the Bank to comply with its regulatory requirements. In the event of a breach of these free float thresholds, the Irish Stock Exchange or the UKLA (as the case may be) may suspend listing in the Ordinary Stock on the Irish Stock Exchange and/or the London Stock Exchange respectively.

Even if the Proposals are implemented and the size of Rights Issue is reduced for further anticipated burden sharing with remaining subordinated bondholders not already achieved by 8 July 2011 following the anticipated permission of the Central Bank in its sole discretion (which permission might not be forthcoming) to extend the deadline for generation of the required Core Tier 1 Capital beyond 31 July 2011, the remaining Core Tier 1 Capital expected from these measures might not be generated for any of the following reasons:

(i)
if the taking by the Government of whatever steps are deemed necessary by the Minister for Finance, as referred to in the Minister's statement on 31 May 2011 in respect of any Eligible Debt Securities not acquired or exchanged under the Debt for Equity Offers or acquired pursuant to the exercise of the call options under the amended terms of the Eligible Debt Securities is unsuccessful, or

(ii)
if the Minister seeks or obtains an order under the Stabilisation Act or otherwise, such an order is subsequently successfully challenged (whether in Ireland or in another jurisdiction) or the implementation of such an order is otherwise delayed, or

(iii)
if such an order generates less Core Tier 1 Capital than has been assumed, the Group would be unable to satisfy the Group's obligations to generate Core Tier 1 Capital.

In these circumstances, the Minister would have a number of options to ensure that the remaining Core Tier 1 Capital is generated prior to the expiration of any extension to the deadline that may be granted by the Central Bank in its sole discretion, including seeking alternative measures for burden sharing with bondholders through the introduction of new or amending legislation (subject to the statutory requirements in place, if any, at the relevant time being satisfied) or otherwise or, ultimately, the making of an application pursuant to the Stabilisation Act for a direction order requiring a mandatory capital injection into the Bank by the State prior to the expiration of any extension to the deadline that may be granted by the Central Bank in its sole discretion, which could result in significant dilution of Stockholders' proportionate holdings in the Bank. Such eventualities may also result in an insufficient number of units of Ordinary Stock being in public hands in addition to other potential breaches of the Bank's continuing obligations under the Listing Rules which would result in ineligibility for listing. Delisting would adversely impact the marketability and liquidity of the units of Ordinary Stock and may adversely impact their value.

It is strongly recommended that investors read the risk factors in the Bank's 2010 20-F for a discussion of the factors which could affect the Group's future performance, the performance of the economies and business sectors in which the Group operates and the Ordinary Stock.

2.     Background to the Proposals

March 2010 PCAR and EU/IMF Programme

On 30 March 2010, the Central Bank completed a PCAR exercise on the Bank and informed the Bank that it was required to generate €2.66 billion of Equity Tier 1 Capital in order to meet minimum Equity and Core Tier 1 Capital Ratios of 7% and 8%, respectively, by 31 December 2010. During 2010, the Group made significant progress in strengthening its capital ratios. The Group exceeded the capital requirement set in March 2010 through its 2010 Capital Raising, balance sheet liability management exercises and other actions. The Group's Equity and Core Tier 1 Capital Ratios at 31 December 2010 were 7.3% and 9.7%, respectively.

Despite the progress in strengthening the Group's capital ratios from June 2010, heightened concerns regarding the level of fiscal deficits and sovereign debt levels for peripheral Eurozone countries, including Ireland, and the potential impact of these deficits on their economies resulted in renewed instability in financial markets causing bond yields to increase significantly for these countries. Measures taken to alleviate market tension included the establishment of the European Financial Stability Fund ("EFSF") and the ECB's Securities Market Programme to facilitate the normal functioning of public and private European debt markets together with the publication of the CEBS stress test results in July 2010. In the case of Ireland, there was a significant increase in bond yields and several downgrades of the Irish sovereign credit rating by several rating agencies from August 2010 which led to corresponding downgrades for the senior bond ratings of domestic financial institutions, including the Group. These concerns were exacerbated by, amongst other things, the impact of higher than expected discounts applied to assets transferring to NAMA, the cost to the State of supporting the Irish banking system, the projected debt levels of the State, uncertainties in relation to whether the ELG Scheme, which was due to expire by the end of September 2010, would be extended and subsequent market speculation about the eventual outcomes for bondholders in Eurozone banks. On 1 June 2011, the EU granted State aid approval for the extension of the ELG Scheme to 31 December 2011.

The combination of the substantial rise in Irish sovereign bond yields and the overall need for stability in the Eurozone resulted in an EU/IMF/ECB delegation entering discussions with the Government in late November 2010. On 28 November 2010, it was announced that these discussions had culminated in the Government's agreement, in principle, to the provision of (i) € 67.5 billion of financial support to Ireland by the Member States of the European Union through the EFSF and the European Financial Stability Mechanism, bilateral loans from the UK, Sweden and Denmark and the IMF's Extended Fund Facility and (ii) a commitment of €17.5 billion from the NPRFC and other domestic cash resources. This agreement was subsequently formalised in the Programme Documents, announced on 1 December 2010. The overall EU/IMF Programme included up to €35 billion to support the banking system, including the Group, with €10 billion set aside for immediate recapitalisation, in line with the revised capital requirements and up to €25 billion available on a contingency basis. It also set out a programme which provides for a fundamental downsizing and reorganisation of the banking sector and provides for new regulatory capital requirements for the Irish banking system so that it is capitalised at a level which is among the highest international standards.

In tandem with the announcement of the EU/IMF Programme, the Central Bank announced on 28 November 2010 that it had set a new minimum capital requirement for the Irish banking system. Under that requirement, the Group was required to maintain a minimum 10.5% Core Tier 1 Capital Ratio (previously 8%) and also to generate €2.199 billion of Core Tier 1 Capital by 28 February 2011, being the Central Bank's estimate, at that time, of the amount needed to achieve a minimum Core Tier 1 Capital Ratio of 12% (calculated by reference to the position as at 31 December 2010) and maintain a Core Tier 1 Capital Ratio of greater than 10.5%. This deadline was postponed on 9 February 2011 pending the outcome of the Irish general election on 25 February 2011 and the outcome of the March 2011 PCAR and the Prudential Liquidity Assessment Review ("PLAR") results on 31 March 2011.

Capital raising measures since 28 November 2010

Since the announcement of the additional capital requirements on 28 November 2010, the Group has generated €806 million of Core Tier 1 Capital after taking the following measures:

•
On 17 December 2010, the Group completed the exchange of €1.4 billion nominal value of certain Lower Tier 2 Securities for approximately €0.7 billion of euro and Sterling Medium Term Notes due in 2012. This generated Core Tier 1 Capital of approximately €0.7 billion whilst reducing Total Capital by approximately €0.7 billion.

•
On 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management ("BIAM") to State Street Global Advisors for a total consideration of €57 million. This generated Core Tier 1 Capital of approximately €40 million.

•
On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian Dollar Lower Tier 2 Securities for euro and Canadian Dollar Medium Term Notes due in 2012. This generated Core Tier 1 Capital of €46 million whilst reducing Total Capital by €56 million.

•
On 1 June 2011, the Group completed the sale of BOISS to Northern Trust Corporation for a total consideration of up to €60 million. This generated Core Tier 1 Capital of approximately €40 million.

March 2011 PCAR

The March 2011 PCAR undertaken by the Central Bank was a stress test of the capital resources of the Group under an adverse stress scenario, undertaken in order to calculate the capital required to meet the Central Bank's minimum regulatory capital requirements. It included an assessment of potential loan losses over a three year (2011-2013) time horizon under base case and stress scenarios using external assumptions and methodologies.

The Central Bank engaged external consultants, BlackRock Solutions ("BlackRock"), to carry out the loan loss assessment used to calculate the capital requirements for the March 2011 PCAR, with Boston Consulting Group (BCG) providing an independent assessment on the work performed by BlackRock to assess, among other things, that they were sufficiently conservative in output.

The March 2011 PCAR Core Tier 1 Capital requirement has been set with the objective of addressing the following:

•
the higher capital ratios required by the Central Bank of a minimum Core Tier 1 Capital Ratio of 10.5% on an ongoing basis and a minimum Core Tier 1 Capital Ratio of 6% under the adverse stress scenario;

•
an additional Core Tier 1 Capital regulatory buffer of €0.5 billion reflecting additional conservatism;

•
the adverse stress scenario loan loss estimates based on BlackRock's methodology;

•
the potential transfer of further loans to NAMA(1) applying what the Central Bank described as haircuts (discounts) "in line with the haircuts applied under NAMA transfers during 2010"; and

(1)
This included loans eligible to transfer to NAMA where the Group has an individual customer/sponsor has an exposure of greater than €20 million expected to transfer in 2011 and land and development loans of less than €20 million not now expected to transfer to NAMA. See paragraph 14 (NAMA) of this Part I.

•
what the Central Bank desctibed as a "prudent" estimate of losses arising from deleveraging under an adverse stress scenario.

Capital Requirement

The result of the March 2011 PCAR is that the Group is required to generate additional Core Tier 1 Capital of €4.2 billion (including a regulatory buffer of €0.5 billion) and €1.0 billion in contingent capital. This supersedes the additional required capital announced by the Central Bank on 28 November 2010. Following the March 2011 PCAR, the Group's incremental Core Tier 1 Capital requirement comprises of the following:

Factors driving the additional Core Tier 1 Capital requirement for the Group	€ billion
Higher minimum Core Tier 1 Capital Ratio requirements of 10.5% (previously 8%) announced on 28 November 2010 to include the transfer of further loans to NAMA and deleveraging impacts	2.2
Additional losses on sales of assets to NAMA, and subordinated debt impairment	0.2
Offset by capital generated by the Group from liability management initiatives and business disposals between 28 November 2010 and 31 March 2011	(0.8)
March 2011 PCAR	2.2
Other items (net)	(0.1)

Sub-total	3.7
Regulatory Buffer	0.5

Total Core Tier 1 Capital Requirement	4.2

When generated, the additional Core Tier 1 Capital required by the March 2011 PCAR will lead to the Group being strongly capitalised with a pro forma Core Tier 1 Ratio of 15.4% at 31 December 2010.

The €1.0 billion of contingent capital required will be raised via the issue to the State of the Contingent Capital Instrument and which, under certain circumstances, would convert in its entirety to Core Tier 1 Capital in the form of Ordinary Stock. The Contingent Capital Instrument is described in detail in paragraph 6 (Contingent Capital Instrument) of Part I (Letter from the Governor of Bank of Ireland) of this Circular.

Loan Loss Estimates

The following table sets out the Group's base case future loan loss estimates compared to the estimates under the March 2011 PCAR BlackRock/Central Bank methodology for the Group's loan portfolios (excluding land and development assets and assets potentially eligible for transfer to NAMA which were not reviewed by BlackRock) for the three year period 2011-2013 (based on Central Bank prescribed macroeconomic variables and property value assumptions for the period 2011-2013).

Base Case Loan Loss Estimates 2011-2013

	Loan Portfolio Volumes 31/12/2010	BlackRock methodology including stock of provisions	Bank of Ireland including stock of provisions	Variance BlackRock Vs Bank Loan Loss Estimates 2011-2013
	(audited) A €bn	(unaudited) B €bn	(unaudited) C €bn	(unaudited) B-C €bn
Mortgages	60	1.4	1.4	—
Consumer/Other	4	0.6	0.6	—
SME & Corporate	31	2.2	2.3	(0.1)
Property	20	3.2	1.7	1.5

Total	115	7.4	6.0	1.4

Stock of Provisions		(3.5)	(3.5)	—

Base Case Loan Loss Estimates 2011-2013		3.9	2.5	1.4

A
Source: Gross before balance sheet impairment provisions of €3.5 billion at 31 December 2010 and excluding those assets potentially held for sale to NAMA, which at the time of the March 2011 PCAR included land and development loans less than €20 million to be potentially transferred to NAMA.

B
Source: Table 8, Financial Measures Programme.

C
Source: Table 8, Financial Measures Programme.

The following table sets out the Group's adverse stress case future loan loss estimates compared to the estimates under the March 2011 PCAR BlackRock/Central Bank methodology for the Group's loan portfolios (excluding land and development assets and assets potentially eligible for transfer to NAMA) for the three year period 2011-2013 (based on Central Bank prescribed adverse stress macroeconomic variables and property value assumptions for the period 2011-2013).

Adverse Stress Scenario Loan Loss Estimates 2011-2013

	Loan Portfolio Volumes 31/12/2010	BlackRock methodology including stock of provisions	Bank of Ireland including stock of provisions	Variance BlackRock Vs Bank Loan Loss Estimates 2011-2013
	(audited) A €bn	(unaudited) B €bn	(unaudited) C €bn	(unaudited) B-C €bn
Mortgages	60	2.4	2.0	0.4
Consumer/Other	4	0.9	0.7	0.2
SME & Corporate	31	3.0	3.0	—
Property	20	3.8	2.2	1.6

Total	115	10.1	7.9	2.2

Stock of Provisions		(3.5)	(3.5)	—

Adverse Stress Scenario Loan Loss Estimates 2011-2013		6.6	4.4	2.2

A
Source: Gross before balance sheet impairment provisions of €3.5 billion at 31 December 2010 and excluding those assets potentially held for sale to NAMA, which at the time of the March 2011 PCAR included land and development loans less than €20 million to be potentially transferred to NAMA.

B
Source: Table 8, Financial Measures Programme.

C
Source: Table 8, Financial Measures Programme.

The outcome of the March 2011 PCAR was based on future loan loss estimates undertaken by BlackRock on behalf of the Central Bank with, in the Directors' view, conservative assumptions on the performance of the Group's loan portfolios (excluding land and development assets and assets potentially eligible for transfer to NAMA) under the adverse stressed conditions. The resulting incremental capital requirement was primarily driven by the methodology applied by BlackRock to the Group's residential and commercial mortgage books in the adverse stress scenario. This resulted in a variance between the Group's and BlackRock's loan loss estimates of €2.2 billion in the adverse stress case as set out in the table above. The BlackRock methodology applies, in the Directors' view, a "repossess and sale" approach whereby conservative residential and commercial property values and resulting negative equity are the primary driver of loan losses in both mortgage and investment property portfolios. Such an approach, in the Directors' view, assumes a materially higher level of immediate repossession and sale of properties at distressed prices, placing less emphasis on customers' long-term repayment capacity, including contracted income streams and is therefore materially different to, and more conservative than, the methodology used in previous reviews of potential future loan losses by the Group and leading international risk consultants.

As with any stress test, the adverse stress scenario is designed to cover "what-if" situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail. If the additional potential loan losses in the adverse stress scenario do not materialise, the Group should significantly exceed the 10.5% minimum Core Tier 1 Capital Ratio as required by the Central Bank.

Oliver Wyman Reviews

In advance of the March 2011 PCAR process, the Group commissioned Oliver Wyman, leading international risk consultants, to provide an independent review and challenge of the Group's base case future loan loss estimates through a detailed granular review of its customer loan book (excluding land and development assets and assets potentially eligible for transfer to NAMA). Oliver Wyman was previously commissioned to independently review and challenge the Group's future loan loss estimates in 2009 and 2010. The most recent review, as detailed in the Oliver Wyman report for the Group, was based on updated economic assumptions for Ireland and the UK that were consistent with the economic assumptions used in the March 2011 PCAR process. In respect of Ireland, these updated economic assumptions included slower economic growth and elevated unemployment for a more prolonged period of time compared to equivalent assumptions in the Oliver Wyman review of April 2010 and a peak to trough decline in residential house prices of 55% as against a 45% decline in the assumptions used in the Oliver Wyman review of April 2010. Arising from the most recent review the Group's expectation for impairment charges on Irish mortgages and business banking has increased somewhat, although this is expected to be offset by improved impairment experience in the Group's consumer, corporate loan and UK mortgage portfolios.

Oliver Wyman has confirmed in its report for the Group that, on the basis of work it has performed and subject to the limitations and qualifications set out in the Oliver Wyman report, it believed the Group's base case loan loss estimates (excluding land and development assets and assets potentially eligible for transfer to NAMA which were not reviewed by Oliver Wyman) for the three year period 2011 - 2013 to be reasonable for the assumed base case scenarios. The results of this review were consistent with previous guidance to the market that loan losses (excluding assets sold or held for sale to NAMA) peaked in 2009 and reduced in 2010, with anticipated further reductions in subsequent years.

Future loan loss estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events, which are believed to be reasonable under the circumstances. Actual results may differ from these estimates due to the inherent uncertainty around future events, values and timing issues.

March 2011 PLAR

The PLAR, undertaken by the Central Bank together with the EU, IMF and ECB, was an assessment of measures to be implemented with a view to steadily deleveraging the banking system and reducing reliance on short term wholesale funding and liquidity support from Monetary Authorities. The PLAR has set specific funding targets for the Group consistent with the proposals developed by the Basel Committee on Banking Supervision, a forum for regular co-operation on banking supervisory matters (known as "Basel III"), and other international measures to improve the stability and quality of bank funding structures. The PLAR incorporates the Deleveraging Plan which requires a loan to deposit ratio of 122.5% for the Group by 31 December 2013. The Group's loan to deposit ratio at 31 March 2011 was 167%, a decrease from 175% at 31 December 2010 having increased from 143% at 30 June 2010. The PLAR also requires a Net Stable Funding Ratio for the Group of 86% by 31 December 2013 and a Liquidity Coverage Ratio for the Group of 75% by 31 December 2013.

The Deleveraging Plan envisages certain loan portfolios / lending businesses of the Group continuing to be delevered or sold on an orderly basis resulting in an expected reduction in the Group's total loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) from €114 billion at 31 December 2010 to approximately €90 billion by 31 December 2013. This will be achieved through an approximately €30 billion reduction in the Group's non-core loan portfolios of which approximately €10 billion will be in the form of asset disposals. This will equate to a reduction of approximately €24 billion, due to a net increase of approximately €6 billion in core loan portfolios. Incorporated within the Core Tier 1 Capital requirement of €4.2 billion is what the Central Bank described as a "prudent" estimate of losses arising on the approximately €10 billion asset disposal under an adverse stress scenario.

The loan portfolios/lending businesses of the Group, that are being/will be delevered or disposed of over time, include:

•
Portfolios of UK mortgages that were sourced from brokers and other intermediaries;

•
Selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios; and

•
Certain international commercial investment property loan portfolios.

The above portfolios are diversified in terms of asset class and geography, and this diversification provides the Group with options as to how it achieves the €10 billion disposal target. Consequently the Group can undertake a disposal process without pressure to concede to the risk of the sale of assets in a rapid manner that would result in a lower price being obtained compared to a more orderly process.

Funding

Despite the positive actions that the Group had undertaken in the first half of 2010 to improve the Group's funding position through its deleveraging initiatives, deposit gathering and extending the maturity profile of wholesale funding, the Group's funding plans and position were severely impacted by the sovereign debt concerns which arose in the second half of 2010 culminating in the announcement by the Government of the EU/IMF Programme on 28 November 2010.

Throughout 2010 and despite intense competition, the Group's retail customer deposit base in Ireland remained stable. The Group's UK business and UK deposit gathering have been enhanced by the incorporation of a UK licensed banking subsidiary (which was approved by the FSA in October 2010), the deposits of which are covered under the terms of the Financial Services Compensation Scheme, which should enable the Group to grow its business and continue to support its customers in the UK, including those of the successful joint ventures with the Post Office, which has over 2.3 million customers.

Following a number of downgrades of the sovereign's credit ratings and the Group since August 2010, the Group experienced a €19 billion decrease in ratings sensitive deposits, primarily from the Group's capital markets division. The maturity profile of wholesale funding has shortened due to very limited access to market sources of wholesale funding. As a result the Group is currently dependent on secured funding from the ECB (€22 billion (net) at 31 March 2011, €23 billion (net) at 31 December 2010 an increase of €12 billion from 31 December 2009) and emergency liquidity assistance from the Central Bank (€9 billion at 31 March 2011, €8 billion at 31 December 2010 and nil at 31 December 2009).

As at 31 December 2010, the Group's loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) have reduced by 4% since 31 December 2009, reflecting customer repayments, redemptions and the Group's deleveraging initiatives. However, notwithstanding the reduction in loans and advances to customers, the impact of the outflow of ratings sensitive deposits has resulted in a significant increase in the Group's loan to deposit ratio to 175% at 31 December 2010 from 143% at 30 June 2010.

Over the period between 31 December 2010 and 16 June 2011, the overall volume of loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) has reduced by approximately 4% from €114 billion at 31 December 2010 reflecting foreign exchange movements, loan redemptions and repayments, certain portfolios being closed for new business and generally muted demand for new loans, notwithstanding the Group's efforts to generate new business opportunities from the Group's core franchises. While competition for deposits has persisted, customer deposits have increased by approximately 1% from € 65 billion at 31 December 2010. As a result of these factors, over the period between 31 December 2010 and 16 June 2011 (being the latest practicable date prior to the date of this Circular) the Group's loan to deposit ratio has improved by approximately 10 percentage points from 175% at 31 December 2010, and wholesale funding has reduced by approximately 10% from the €70 billion at 31 December 2010 with net drawings from Monetary Authorities and other liquidity facilities provided by the Central Bank also reducing.

Further information on funding and the maturity profiles of customer deposits is set out in the section entitled "Funding and Liquidity support" of paragraph 4 (Liquidity Management, Liquidity Risk and Funding Strategy) of Part II (Capitalisation and Indebtedness) of this Circular.

Stabilisation Act

As a further measure to expand the financial stability tools available to the Government in respect of the Irish banking sector, on 21 December 2010, the Stabilisation Act was signed into law. The Stabilisation Act provides for significant powers to recapitalise and restructure the Irish banking industry in the period up to 31 December 2012. The powers of the Minister under the Stabilisation Act are significant and include the power to apply to the High Court for formal orders and directions to impose onerous requirements on relevant institutions and the holders of securities issued by the relevant institutions.

On 31 May 2011, the Minister for Finance announced that: "The levels of burden-sharing in these LMEs are the minimum acceptable to the Government. If these LMEs fail to deliver the expected core tier 1 capital gains to each of the banks, the Government will take whatever steps are necessary under the Credit Institutions (Stabilisation) Act 2010 or otherwise to ensure that burden sharing is achieved. Any further action, after investors have had an opportunity to take part in these LMEs, will result in severe measures being taken in respect of the subordinated liabilities". The Directors believe that, in the event that there are no elections for cash or Allotment Instruments convertible into units of Ordinary Stock under the Debt for Equity Offers and no call options over Eligible Debt Securities are granted, the further burden sharing with bondholders anticipated by the Minister for Finance would result in the generation of Core Tier 1 Capital of approximately €2.3 billion, after taking account of the associated estimated corporation tax payable by the Bank of approximately €0.3 billion relating to this gain.

3.     Debt for Equity Offers

On 8 June 2011, the Bank launched the Debt for Equity Offers pursuant to which the holders of certain of the Group's Tier 1 Securities and Tier 2 Securities who are Qualified Persons are being provided the opportunity to exchange their securities either for cash or for Allotment Instruments convertible into new units of Ordinary Stock.

The Debt for Equity Offers are not being made available to, and the Allotment Instruments are not being offered and will not be sold to, any person other than (i) persons that are located outside the United States and are persons other than US Persons, in offshore transactions in reliance upon Regulation S under the US Securities Act or (ii) that are Qualified Institutional Buyers, in a private transaction in reliance upon an exemption from the registration requirements of the US Securities Act.

The Debt for Equity Offers are being made to certain US bondholders as well as to bondholders outside the US. Due to US securities laws (in particular prompt settlement rules), bondholders who elect to exchange Eligible Debt Securities for equity (rather than cash) will initially receive Allotment Instruments, which will automatically convert into Ordinary Stock of the Bank upon the completion of the Proposal. It is expected that bondholders will receive their Allotment Instruments on or around the date that trading in the Nil Paid Rights in respect of the Rights Issue commences.

The issuance of the Allotment Instruments pursuant to the Debt for Equity Offers is conditional on Stockholder approval at the Extraordinary General Court being obtained as the issue of those instruments and the Debt for Equity Stock into which such instruments will convert is a non-pre-emptive offer of Ordinary Stock requiring Stockholder approval under the Listing Rules.

The minimum denomination per unit of the Allotment Instruments offered is €50,000 and the Allotment Instruments will not be admitted to trading on any exchange. As such, a prospectus is not required in respect of the issue of the Allotment Instruments. The Allotment Instruments will not be admitted to listing or trading on any stock exchange, but may be traded within certain clearing systems up to a record date falling before the conversion date. The Allotment Instruments will automatically convert into units of Ordinary Stock.

The Ordinary Stock issued pursuant to the conversion of the Allotment Instruments (known as "Debt for Equity Stock") will rank pari passu in all respects with the units of Existing Ordinary Stock, including the right to receive dividends made, paid or declared (if any) after the issue of such Debt for Equity Stock.

Based on the minimum conversion price and using exchange rates at the time of the launch of the Debt for Equity Offers, a maximum of 8,126,996,107 units of Ordinary Stock (representing 26.1% of the Enlarged Capital Stock) would be issued to bondholders under the Debt for Equity Offers if all of the bondholders accept the Allotment Instrument exchange option.

A maximum of approximately €0.5 billion in cash would be paid by the Group to bondholders under the Debt for Equity Offers, if all of the bondholders accept the cash exchange option.

In addition, it is proposed that, at a series of bondholder meetings for the holders of the Eligible Debt Securities (which have been convened for 7 July 2011, save that the meeting of the holders of the Canadian Dollar 2015 Notes has been convened for 10 August 2011), holders will be invited to consent to amendments to the terms of the Eligible Debt Securities to grant the Group the right to insert call options into the terms of the Eligible Debt Securities at a future date at the discretion of the Group to compulsorily acquire any Eligible Debt Securities which remain outstanding following settlement of the Debt for Equity Offers for cash at a price of 0.001% of the nominal amount of such securities, without accrued interest. The amendment of the terms of each class of Eligible Debt Securities to create the call options will depend on the bondholders of that class approving the right for the Group to insert the amendment at the bondholder meeting for that class by the requisite majority set out in the relevant debt instrument. Bondholders tendering their Eligible Debt Securities in the Debt for Equity Offers will be deemed to vote in favour of such amendments. The objective of the call options is to enable the Group to compulsorily acquire Eligible Debt Securities not tendered in the Debt for Equity Offers in order to generate additional Core Tier 1 Capital. To the extent the right to insert a call option is granted in respect of a class of Eligible Debt Securities, the Group intends to exercise such right and subsequent call option following the settlement of the offer in respect of that class of Eligible Debt Securities.

If the bondholders of a particular class of Eligible Debt Securities do not approve the amendment of the terms of that class, then the Group will not obtain a right to insert a call option over Eligible Debt Securities not exchanged under the Debt for Equity Offers and such Eligible Debt Securities will remain outstanding. Such a rejection will not otherwise impact on the implementation of the Proposals. In the event that any Eligible Debt Securities remain outstanding following the announcement of the result of the Debt for Equity Offers, the Group expects that the Minister would proceed with an application to the High Court for a subordinated liabilities order under the Stabilisation Act, or take other steps available to him under the Stabilisation Act or otherwise, in respect of any such outstanding Eligible Debt Securities to generate a higher level of Core Tier 1 Capital than would be achieved by the acceptance of the cash alternative under the Debt for Equity Offers had such outstanding Eligible Debt Securities been tendered in the Debt for Equity Offers (and the level of return to bondholders in these circumstances may be materially below that available pursuant to the cash option in the Debt for Equity Offers).

If the Resolutions relating to the Proposals are not approved, the issue of the Allotment Instruments under the Debt for Equity Offers will not occur and those holders of Eligible Debt Securities who elected to receive Allotment Instruments will instead be deemed to have elected to receive cash (unless they have indicated when tendering their securities that they would prefer to receive their securities back should the Resolutions not be approved). Since Stockholder approval is not required to complete the cash component of the Debt for Equity Offers, the completion of this aspect of the Debt for Equity Offers will proceed even if the Resolutions are not approved.

The amount of Core Tier 1 Capital that could be generated under the Debt for Equity Offers will vary depending on a number of circumstances.

If all the holders of Eligible Debt Securities were to elect to take up the cash option under the Debt for Equity Offers, the Debt for Equity Offers would (assuming that all securities are tendered by the early participation deadline) generate approximately € 2.1 billion of Core Tier 1 Capital.

An exchange of Eligible Debt Securities for Allotment Instruments will generate more Core Tier 1 Capital than an exchange of such securities for cash because, under the former, the full nominal amount of the

Eligible Debt Securities exchanged for Allotment Instruments will be converted to Core Tier 1 Capital, while in the cash option only the difference between nominal amount of the Eligible Debt Securities and the cash payment will generate Core Tier 1 Capital.

If all the holders of Eligible Debt Securities were to elect to take up the Allotment Instrument exchange option under the Debt for Equity Offers, the Debt for Equity Offers would (assuming that all securities are tendered by the early participation deadline) generate approximately €2.6 billion of Core Tier 1 Capital (i.e. incremental Core Tier 1 Capital of up to €0.5 billion would be generated compared to the maximum under the cash election option).

To the extent that an order is obtained under the Stabilisation Act and is used in respect of the Eligible Debt Securities not acquired or exchanged pursuant to the Debt for Equity Offers or acquired pursuant to the exercise of the call options under the terms of the Eligible Debt Securities, it is expected that €2.3 billion of Core Tier 1 Capital would be generated (after taking account of the €0.3 billion assumed corporation tax cost to the Bank relating to that gain), assuming no acceptances of the Debt for Equity Offers.

If Stockholders do not approve the Resolutions, the Debt for Equity Offers could only proceed in respect of the cash option and, accordingly, Eligible Debt Securities will either be exchanged for cash or remain outstanding. No Core Tier 1 Capital will be generated for the Group in the Debt for Equity Offers in respect of the Eligible Debt Securities that remain outstanding (although, as noted above, the Bank anticipates that the Minister will take steps available to him under the Stabilisation Act or otherwise to generate further Core Tier 1 Capital from such Eligible Debt Securities). The completion of the cash option under the Debt for Equity Offers will proceed even if the Resolutions are not approved by Stockholders.

Assuming full take up under the Allotment Instrument exchange option under the Debt for Equity Offers and the maximum State Placing of € 79,491,204, the State Placing and the Debt for Equity Offers may result in Ordinary Stockholders having their proportionate holding in the Bank diluted by up to 83.0% in the case of Ordinary Stockholders who do not participate in the Rights Issue and up to 28.7% in the case of Qualifying Stockholders who take up their Rights in full. The Allotment Instruments issued pursuant to the Debt for Equity Offers (and the units of Ordinary Stock into which they are convertible) will be issued ex-rights.

The conversion price will be calculated in accordance with a formula which forms part of the terms of the Debt for Equity Offers. The conversion price will be subject to a cap and a floor, meaning that the conversion price cannot be greater than €0.1176 or less than €0.1130. The Bank expects to announce the conversion price on 23 June 2011.

4.     State Placing

Under the Transaction Agreement, the NPRFC has the option to require the Bank to make a direct placing of up to 794,912,043 units of New Ordinary Stock to the NPRFC at €0.10 per unit of New Ordinary Stock, representing approximately 15% of the Existing Ordinary Stock. The gross proceeds of the State Placing will be up to €79.5 million. Any New Ordinary Stock issued to the NPRFC pursuant to the State Placing would (a) be entitled to participate in the Rights Issue and (b) reduce the size of the Rights Issue by an amount equal to the proceeds of the State Placing. The NPRFC will inform the Bank whether it wishes to proceed with the State Placing and, if so, the amount of the State Placing on 8 July 2011 following the announcement of the results of the Debt for Equity Offers.

The State has informed the Bank that the purpose of the State Placing is to afford the State the flexibility:

(a)
to facilitate ongoing discussions with private capital by providing the NPRFC with a guaranteed minimum allocation of New Ordinary Stock (in excess of its pro rata entitlement in the Rights Issue) capable of being sold by the NPRFC to third parties with which the State and the Bank are in discussions; and

(b)
separately, to enable the NPRFC, if it so elects, partially mitigate potential dilution of its current proportionate ownership of the Bank resulting from the Proposals.

If the NPRFC elects to proceed with the State Placing, the New Ordinary Stock issued pursuant to the State Placing will be cum-Rights and will therefore carry the proportionate entitlement to participate in the Rights Issue. The combination of the State Placing and the fact that it is cum-Rights will increase the dilution of Existing Ordinary Stockholders resulting from the Proposals. Whether or not the State Placing proceeds is at the discretion of the NPRFC and there is no certainty that the State Placing will occur.

The €0.10 issue price under the State Placing represents the basis, as of the date of this Circular, on which the NPRFC is prepared to support the Proposals and is the same as the price pursuant to the Rights Issue. The €0.10 issue price of the New Ordinary Stock issued pursuant to the State Placing could, depending on the then prevailing market price, be at a discount of more than 10% to the middle market price per unit of Ordinary Stock on the date the State elects to proceed with the State Placing, and therefore is subject to Stockholder approval under the Listing Rules.

5.     Rights Issue and Admission

Qualifying Stockholders are being invited to take part in the Rights Issue pursuant to which the Bank will issue up to 43,500,000,000 units of New Ordinary Stock to raise up to €4.35 billion (€4.2 billion after estimated expenses of €150 million).

The Rights Issue is not being made available to, and the New Ordinary Stock to be issued in the Rights Issue is not being offered and will not be sold to, any person other than (i) persons that are located outside the United States and are persons other than US Persons, in offshore transactions in reliance upon Regulation S under the US Securities Act or (ii) that are Qualified Institutional Buyers, in a private transaction in reliance upon an exemption from the registration requirements of the US Securities Act.

The Directors expect that the full €4.35 billion of required Core Tier 1 Capital will be generated pursuant to the Proposals as follows:

•
a minimum of €2.12 billion to be raised from a combination of the Debt for Equity Offers (including the cash offer component), the compulsory acquisition of Eligible Debt Securities pursuant to the exercise of the call options under the amended terms of the Eligible Debt Securities and the further burden sharing with subordinated bondholders anticipated by the Minister for Finance in his statement on 31 May 2011; and

•
a maximum of €2.23 billion to be raised from the State Placing (if any) and Rights Issue.

The expected maximum size of the State Placing (if any) and Rights Issue of €2.23 billion is based on the Minister's stated policy that there will be burden sharing with subordinated bondholders through the Debt for Equity Offers and, if necessary, action by the Minister under the Stabilisation Act or otherwise. The Directors' expectation is that the Minister, in consultation with the Central Bank, will take the necessary steps to ensure that the Bank can satisfy its obligations to raise Core Tier 1 Capital through burden sharing with subordinated bondholders required by the Minister. If this level of burden sharing is not achieved, the maximum size of the combined State Placing and Rights Issue would be €4.35 billion (assuming no capital is generated through the Debt for Equity Offers or through the proposed amendments to the terms of Eligible Debt Securities).

The actual size and Rights Issue ratio of the Rights Issue and the actual size of the State Placing (if any) are expected to be announced on 8 July 2011.

The NPRFC has agreed, under the Transaction Agreement, to underwrite the Rights Issue in full. This means that any units of New Ordinary Stock offered but not taken up by Existing Ordinary Stockholders in the Rights Issue or not placed with placees under the Rump Placing will be purchased by the NPRFC at the same price as the Rights Issue, thereby guaranteeing that the capital in the Rights Issue will be raised.

If all of the holders of Eligible Debt Securities elect to exchange their existing securities for Allotment Instruments, assuming a conversion price at the minimum level of €0.1130 per unit of Ordinary Stock, and if the NPRFC elects not to proceed with the State Placing and all Qualifying Stockholders take up their Rights in full, then the NPRFC will hold approximately 26.6% of the Enlarged Capital Stock, being the minimum NPRFC holding that could result under the Proposals. However, if none of the holders of the Eligible Debt Securities accept the Debt for Equity Offers (whether under the cash or Allotment Instrument exchange alternatives), no Qualifying Stockholders take up their Rights and none of the New Ordinary Stock representing Rights not taken up is placed with placees, then, on the basis of a maximum State Placing and Rights Issue of €4.35 billion, the NPRFC will hold 45,409,810,044 units of Ordinary Stock, representing approximately 93.1% of the Enlarged Capital Stock (and on the basis of the expected maximum State Placing and Rights Issue of €2.23 billion, the NPRFC could hold 24,165,150,746 units of Ordinary Stock representing approximately 87.7% of the Enlarged Capital Stock).

If all of the holders of the Eligible Debt Securities accept the Allotment Instrument exchange option under the Debt for Equity Offers (assuming a conversion price at the minimum level of €0.1130 per unit of Ordinary Stock) and the State elects to take up its full entitlement under the State Placing, but no Qualifying Stockholders take up their Rights and none of the New Ordinary Stock representing Rights not taken up is placed with placees, then, following the subscription by the NPRFC for the Residual Stock pursuant to its underwriting commitment in the Transaction Agreement, the NPRFC will hold up to 19,573,397,945 units of Ordinary Stock, representing approximately 63.0% of the Enlarged Capital Stock, assuming a maximum Rights Issue of € 1.69 billion in those circumstances.

Ordinary Stockholders who cannot or do not participate in the Rights Issue will have their proportionate holding in the Bank diluted, with a maximum dilution of up to 89.1% based on a maximum combined State Placing and Rights Issue size of €4.35 billion. Assuming the expected maximum size of the Rights Issue of €2.23 billion (assuming the maximum State Placing), Ordinary Stockholders who cannot or do not participate in the Rights Issue will have their proportionate holding in the Bank diluted by a maximum of 80.8%.

Qualifying Stockholders who take up their full Rights are expected to be diluted because the Ordinary Stock being issued under the Debt for Equity Offers is not being offered to Qualifying Stockholders and because, if the NPRFC elects to proceed with the State Placing, the New Ordinary Stock to be issued to the NPRFC would not be offered to Qualifying Stockholders. As such, Qualifying Stockholders who take up their Rights in full could have their proportionate holding in the Bank diluted by up to a maximum of 28.7% if all the holders of the Eligible Debt Securities accept the Allotment Instrument exchange option at a conversion price at the minimum level of €0.1130 per unit of Ordinary Stock and the NPRFC elects to proceed with the maximum State Placing. Qualifying Stockholders who take up their Rights in full will not have their proportionate holding in the Bank diluted if the NPRFC elects not to proceed with the State Placing and if all the holders of the Eligible Debt Securities accept the cash option under the Debt for Equity Offers.

The units of the New Ordinary Stock and Debt for Equity Stock, when issued and fully paid under State Placing, the Rights Issue and the Debt for Equity Offers, will rank pari passu in all respects with the units of the Existing Ordinary Stock, including the right to receive dividends or distributions made, paid or declared (if any) after the issue of such New Ordinary Stock and the Debt for Equity Stock. The Debt for Equity Stock will be ex-rights for the purposes of the Rights Issue. The New Ordinary Stock (if any) issued in the State Placing will be cum-rights for the purposes of the Rights Issue.

If the State were to proceed with the maximum State Placing of up to 794,912,043 units of Ordinary Stock, the minimum State stockholding would be 32.8% and the maximum holding would be 93.1%. The table below sets out for illustrative purposes only a range of potential outcomes of ownership of the Bank based on certain illustrative assumptions including Debt for Equity Offer, the size of the State Placing and the

Rights Issue size and take up, foreign exchange assumptions together with assumptions concerning the application of further burden sharing:

Scenario	100% Equity Take-up under the Debt for Equity Offer	100% Cash Take-up under the Debt for Equity Offer	0% Take-up under the Debt for Equity Offer and further burden sharing(1)	0% Take-up under the Debt for Equity Offer and no further burden sharing
Rights Issue ratio	2.8 for 1	3.5 for 1	3.3 for 1	7.0 for 1
New Ordinary Stock pursuant to Rights Issue	16.9 billion	21.5 billion	19.9 billion	42.7 billion
New Ordinary Stock pursuant to State Placing	0.8 billion	0.8 billion	0.8 billion	0.8 billion
Debt for Equity Stock issued pursuant to the Allotment Instrument(2)	8.1 billion	NIL	NIL	NIL

Total Stock to be issued	25.8 billion	22.3 billion	20.7 billion	43.5 billion

Stockholdings
Rights Issue take up	100%	0%	100%	0%	100%	0%	100%	0%

State	32.8%	63.0%	44.4%	87.7%	44.4%	86.9%	44%	93.1%
Subordinated bondholders	26.1%	26.1%	NIL	NIL	NIL	NIL	NIL	NIL
Existing Ordinary Stockholders	41.1%	10.9%	55.6%	12.3%	55.6%	13.1%	55.6%	6.9%

(1)
The size of the Rights Issue and the implied Rights Issue ratios set out above is based on the Minister's stated policy that there will be burden sharing with subordinated debt holders through the Debt for Equity Offers and, if necessary, action by the Minister under the Stabilisation Act or otherwise. The Directors believe that, in the event that there are no elections for cash or Allotment Instruments convertible into units of Ordinary Stock under the Debt for Equity Offers, the further burden sharing with bondholders anticipated by the Minister would result in the generation of Core Tier 1 Capital of approximately €2.28 billion, after taking account of the associated estimated tax costs to the Bank of approximately €0.3 billion.

(2)
Based on an equity conversion price of €0.1130, being the minimum level of the range announced on 8 June 2011.

(3)
This table is based on 5.3 billion units of Ordinary Stock in issue as of 7 June 2011.

(4)
The impact of accrued interest is not reflected in the illustrative scenarios.

(5)
The estimated Rights Issue sizes are based on the closing foreign exchange rates on 6 June 2011 which were €1.00 = USD 1.4596, €1.00 = CAD 1.4317 and €1.00 = GBP 0.8903. The actual size of the Rights Issue will be impacted to the extent the settlement foreign exchange rates for the Debt for Equity Offers are different to these rates.

Admission to Listing and Trading

An application will be made to the Irish Stock Exchange and to the UK Listing Authority for the New Ordinary Stock and the Debt for Equity Stock to be admitted to listing on the Official Lists and an application will be made to the Irish Stock Exchange and the London Stock Exchange for the New Ordinary Stock and the Debt for Equity Stock to be admitted to trading on the main markets for listed securities of each of the Irish Stock Exchange and the London Stock Exchange.

There can be no guarantee that the Bank will continue to satisfy the free float eligibility criteria of the Listing Rules of the Irish Stock Exchange and UKLA (a minimum of 25% of shares in public hands) following completion of the Proposals. If Qualifying Stockholders subscribe for their entitlements in sufficient numbers and if the profile of the participants in the Rights Issue and the Rump Placing is such that their holding qualifies as being in public hands, the Bank will continue to satisfy the free float criteria. The Bank has agreed with the Irish Stock Exchange that in the event that less than 25% (or such lower level as may be agreed with the Irish Stock Exchange) of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the Irish Stock Exchange and the cancellation of its trading on the main market of the Irish Stock Exchange. The Bank has also agreed with the UKLA that in the event that less than 20% of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation its listing on the Official List of the UKLA and the cancellation of its trading on the main market of the London Stock Exchange. The NPRFC has confirmed that it will vote in favour of any such resolution to enable the Bank to comply with its regulatory requirements. In the event of a breach of these free float thresholds, the Irish Stock Exchange or the UKLA (as the case may be) may suspend listing in the Ordinary Stock on the Irish Stock Exchange and/or the London Stock Exchange respectively.

Stockholders should be aware that the Ordinary Stock in issue and the New Ordinary Stock to be issued under the Proposals may, in certain circumstances, cease to be listed on the Official Lists (or any other market) and cease to be admitted to trading on the Irish Stock Exchange and/or the London Stock Exchange. In addition, Stockholders and investors should note that the continuation of admission to either or both of the Official Lists of the Ordinary Stock or the continuation of admission to trading on the regulated markets for listed securities of the Irish Stock Exchange and/or the London Stock Exchange of the Ordinary Stock is not a condition to the acceptance of any offer for Nil Paid Rights, Fully Paid Rights or New Ordinary Stock.

6.     Contingent Capital Instrument

Subject to Stockholder approval, the Contingent Capital Instrument to be issued to the State by the Bank or by an issuing subsidiary guaranteed by the Bank, by 31 July 2011, will be a €1 billion subordinated Tier 2 debt instrument with a five year and one day maturity denominated in units of €1,000 (with a minimum denomination of €100,000), which will convert or be exchanged immediately and mandatorily in its entirety into units of Ordinary Stock of the Bank in the event that a capital deficiency event occurs. A capital deficiency event will occur where the Group's Adjusted Core Tier 1 Capital Ratio falls below 8.25% or, following the implementation of the Capital Requirements Directive IV in Ireland, the Group's CET 1 Ratio falls below 8.25% or, if the Central Bank, in its sole discretion, notifies the Bank that it has determined that the Group's financial and solvency condition is deteriorating in such a way that a fall below the ratios described above is likely to occur in the short term. No conversion will occur following one of the events above if, notwithstanding the Group's Adjusted Core Tier 1 Capital Ratio or CET 1 Ratio being below 8.25% the Central Bank, at the request of the Bank, has agreed, in its absolute discretion, that a conversion shall not occur because it is satisfied that actions, circumstances or events have had, or imminently will have during the next 90 days, the effect of restoring the Group's Adjusted Core Tier 1 Capital Ratio or CET 1 Ratio to a level above 8.25% that the Central Bank deems to be adequate at such time.

The Contingent Capital Instrument will also convert immediately and mandatorily into units of Ordinary Stock of the Bank in the event that a non-viability event occurs which shall be deemed to occur at the earliest of the following events:

(i)
the Central Bank in its sole discretion determines that a conversion of the Contingent Capital Instrument, together with the conversion or write off of holders' claims in respect of any Tier 1 Securities or Tier 2 Securities of the Group that, pursuant to their terms or by operation of laws are capable of being converted into equity or written off at that time, is required because customary measures to improve the Group's capital adequacy are at the time inadequate or unfeasible, an essential requirement to prevent the Group from becoming insolvent, bankrupt, unable to pay its debts as they fall due, from ceasing to carry on its business or from failing to meet its minimum capital adequacy requirements; or

(ii)
customary measures to improve the Group's capital adequacy being at the time inadequate or unfeasible, the Group has received an irrevocable commitment of extraordinary support from the public sector (beyond customary transactions and arrangements in the ordinary course) that has, or imminently will have, the effect of improving the Group's capital adequacy and, without which, in the determination of the Central Bank, the Group would have become insolvent, bankrupt, unable to pay its debts as they fall due, ceased to carry on its business or failed to meet its minimum capital adequacy requirements.

The completion of the Debt for Equity Offers and any action resulting from any subordinated liabilities order/direction order to be issued by the Irish High Court under the Stabilisation Act will not result in the conversion of the Contingent Capital Instrument into units of Ordinary Stock. The provisions of the Master Loan Repurchase Deed, the Special Master Repurchase Agreement, the Facility Deed and the Counter-Indemnity Agreement entered into by the Bank will also not trigger the conversion of the Contingent Capital Instrument into units of Ordinary Stock.

In the context of the Central Bank's ongoing March 2011 PCAR framework, the Contingent Capital Instrument can count, upon conversion, as Core Tier 1 Capital for the purposes of the March 2011 PCAR stress testing when the stressed projection shows an Adjusted Core Tier 1 Capital Ratio below 8.25%, which is the trigger for conversion from the Contingent Capital Instrument into Ordinary Stock units. Therefore, while the Contingent Capital Instrument is not treated as Core Tier 1 Capital prior to conversion, it will count as Core Tier 1 Capital upon conversion.

Following a conversion event, the Contingent Capital Instrument will be immediately converted into a variable number of units of Ordinary Stock of the Bank determined by dividing the principal amount of the Contingent Capital Instrument by the conversion price. The conversion price for the conversion of the Contingent Capital Instrument into Ordinary Stock will be the greater of:

(i)
the volume-weighted average market price of a unit of Ordinary Stock of the Bank over the thirty business days prior to the date of an event triggering the conversion; or

(ii)
the nominal value per unit of Ordinary Stock of the Bank.

At any time when the Bank's Ordinary Stock is not admitted to trading on a recognised stock exchange the conversion price will be the nominal value per unit of Ordinary Stock of the Bank.

The Contingent Capital Instrument will be subject to standard anti-dilution adjustments, such that the Contingent Capital Instrument may provide that it is proportionately adjusted for certain specified events impacting on the capital stock of the Bank.

Ordinary Stock issued pursuant to the conversion of the Contingent Capital Instrument will be issued directly to the holder of the Contingent Capital Instrument and the Ordinary Stockholders will not have pre-emption rights or the opportunity to subscribe for any such issue of Ordinary Stock.

The Contingent Capital Instrument carries a fixed mandatory interest rate of 10% of the issue price per annum, payable annually. The State may, where it remains the holder of 100% of the Contingent Capital Instrument, in order to facilitate the sale of the Contingent Capital Instrument to third party investors, at any time (but becoming effective only from the date of such sale being completed and settled) increase the interest rate to a new level determined by an independent remarketing agent nominated by the State, not exceeding 18% per annum. In addition, the Bank shall provide at the request of the initial holder of the Contingent Capital Instrument, sufficient disclosure to allow for the Contingent Capital Instrument to be listed and to be sold to third party investors. The Bank will have the option prior to any such sale of the Contingent Capital Instrument being completed and settled to source third party investors at a potentially lower interest rate, but only if it has sourced sufficient investors to purchase an amount equal to the principal amount paid by the State for the Contingent Capital Instrument on better overall terms. The State shall have discretion as to whether to sell to any such investors. It is expected that the Bank will seek to obtain a listing on the Irish Stock Exchange for the Contingent Capital Instrument by 31 July 2011.

The terms of the Contingent Capital Instrument may also include restrictions on buy-backs, tender offers and other purchases of the Contingent Capital Instrument by the Group. The Contingent Capital Instrument may also be subject to undertakings, indemnities and disclosures by the Bank in a form acceptable to the initial holder of the Contingent Capital Instrument. The Contingent Capital instrument is also expected to impose commercial conduct and behavioural requirements similar in scope to those in the Transaction Agreement and the Minister's Letter.

Under the terms of the Transaction Agreement, the Bank has agreed to pay the NPRFC/the Minister a fee of 1.5% of the amount of the Contingent Capital Instrument, i.e. €15 million. The Group will also be required to pay any debts and expenses associated with the issuance of the Contingent Capital Instrument or its admission to listing.

The Contingent Capital Instrument will rank junior to unsubordinated obligations of the Group and pari passu with all other dated subordinated obligations of the Group which qualify as Tier 2 Capital for regulatory purposes (if any).

The Bank has agreed with the Irish Stock Exchange that in the event that the conversion of the Contingent Capital Instrument results in less than 25% (or such lower level as may be agreed with the Irish Stock Exchange) of the Bank's issued Ordinary Stock being in public hands, the Bank would convene and Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the Irish Stock Exchange and the cancellation of its trading on the main market of the Irish Stock Exchange. The Bank has also agreed with the UKLA that in the event that the conversion of the Contingent Capital Instrument results in less than 20% of the Bank's issued Ordinary Stock being in public hands, the Bank would convene and Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the UKLA and the cancellation of its trading on the main market of the London Stock Exchange.

The term sheet of the Contingent Capital Instrument (which is subject to contract) is set out in an annex to the Transaction Agreement. Subject to Stockholder approval of the Government Transaction, the Contingent Capital Instrument is expected to be issued pursuant to an agency agreement and a note purchase agreement between the State and the Bank in accordance with the terms of the Contingent Capital Instrument. The terms of the agency agreement and the note purchase agreement will be agreed by 31 July 2011. If the final terms of the Contingent Capital Instrument are materially different to the subject to contract term sheet summarised in this Circular it will be necessary to publish a supplemental Circular, or seek further Stockholder approval,under the Listing Rules and/or the Prospectus Regulations for the Contingent Capital Instrument to be issued.

7.     Summary of the terms of the Transaction Agreement

Pursuant to the Transaction Agreement dated 18 June 2011 between the Bank, the Minister, the NPRFC, the NTMA and certain other parties:

•
the NPRFC has agreed to subscribe for all units of New Ordinary Stock which are not subscribed for pursuant to the State Placing and not (or are deemed not to have been or are otherwise treated as not having been) taken up pursuant to the State Placing, the Rights Issue or Rump Placing;

•
the State has agreed to subscribe for, and the Bank has agreed to issue, the Contingent Capital Instrument.

In consideration for the NPRFC and the Minister's obligations under the Transaction Agreement, including the underwriting of the Rights Issue, the State Placing and the subscription for the Contingent Capital Instrument, the Bank has agreed to pay the following fees to the NPRFC and/or the Minister.

(i)
an underwriting fee of 4% of the gross proceeds of the Rights Issue (including in respect of those securities that the NPRFC is entitled to take up pursuant to its proportionate entitlement);

(ii)
a placing fee of 1.5% of the gross proceeds of the State Placing;

(iii)
a corporate finance fee of €3.0 million; and

(iv)
a fee of 1.5% of the amount of the Contingent Capital Instrument, i.e. €15.0 million,

in each case together with any applicable value-added tax.

The Bank has agreed to pay all costs and expenses of the State in connection with the Debt for Equity Offers, the Rights Issue, the EGC, the entry into the Transaction Agreement, the issue of the New Ordinary Stock and the issue of the Contingent Capital Instrument in the amount of €4.0 million.

In addition, under the Transaction Agreement, the NPRFC has the option to require the Bank to make a direct placing of up to 794,912,043 units of New Ordinary Stock to the NPRFC at €0.10 per unit of New Ordinary Stock, representing approximately 15% of the Existing Ordinary Stock. The gross proceeds of the State Placing will be up to €79,491,204. Any New Ordinary Stock issued to the NPRFC pursuant to the State Placing would (a) be entitled to participate in the Rights Issue and (b) reduce the size of the Rights Issue by an amount equal to the proceeds of the State Placing at its sole discretion. The NPRFC will inform the Bank whether it wishes to proceed with the State Placing and, if so, the amount of the State Placing on 8 July 2011 following the announcement of the results of the Debt for Equity Offers.

The Transaction Agreement is conditional on the passing, without amendment, of the Resolutions relating to the Proposals and on the receipt of certain regulatory approvals or consents, for example in relation to State aid and regulatory approvals for changes in shareholding in the Bank as a regulated entity (if required).

The Bank has given certain representations, warranties, undertakings and indemnities to the NPRFC, the NTMA, and certain other parties. The liabilities of the Bank in respect of such representations, warranties, undertakings and indemnities are unlimited as to time and amount.

The Bank has also given certain covenants to the Minister and the NPRFC in relation to the business of the Bank, in particular commitments in relation to measures to promote the availability of credit, corporate governance matters and remuneration.

The Minister, the NPRFC and the NTMA may terminate the Transaction Agreement prior to Admission of the Nil Paid Rights under certain limited circumstances, including, amongst others:

(i)
a matter arises which gives rise to an indemnity claim under the Transaction Agreement or under the agreements with the Dealer Managers pursuant to the Debt for Equity Offers against the Bank;

(ii)
any condition to the Transaction Agreement has not been satisfied or waived by the NPRFC or if any matter or circumstances arises as a result of which there is no reasonable prospect that any of the conditions to the Transaction Agreement will be satisfied at the required time(s) (if any) or will continue to be satisfied at Admission of the Nil Paid Rights;

(iii)
an application by the Bank for Admission of the Nil Paid Rights is withdrawn or refused by the Irish Stock Exchange;

(iv)
there has been a breach by the Bank of any of its undertakings or covenants or any of the warranties contained in the Transaction Agreement are not, or have ceased to be, true, accurate and not misleading;

(v)
a downgrade occurs by at least one of Standard and Poor's or Fitch Ratings that results in a reduction of three notches or more in the senior long-term ratings accorded to debt securities of the Bank; or

(vi)
in the opinion of the Minister there shall have been a material adverse change.

It is a condition of the Transaction Agreement that by 31 July 2011 the Bank will give a number of commitments to the Minister for Finance in respect of its lending, corporate governance, preference dividend payment and remuneration practices to be set out in a letter from the Minister to the Bank (the "Minister's Letter").

If the Minister's Letter contains commitments that are materially different to the expected scope of the commitments summarised in this Circular, it will be necessary to publish a supplemental Circular, or seek further Stockholder approval, under the Listing Rules and/or the Prospectus Regulations for the entry into the Minister's Letter.

7.     Key benefits of the Proposals

The Directors believe that the Proposals provide the following key benefits:

•
Satisfy Regulatory Requirements:    Core Tier 1 Capital generated by the Rights Issue, the State Placing, Debt for Equity Offers, the compulsory acquisition of Eligible Debt Securities and the further burden sharing anticipated by the Minister and the issue of the Contingent Capital Instrument are expected to permit the Group to meet the capital requirements imposed by the Central Bank as part of the Financial Measures Programme;

•
Substantially increase Core Tier 1 Capital:    the Proposals are expected to increase Core Tier 1 Capital by not less than €4.2 billion (after estimated expenses). Had the Proposals been implemented as at 31 December 2010 and based on certain other assumptions and adjustments, the Group would have had a Basel II pro forma Equity Tier 1 Capital Ratio of 13.0%, a Core Tier 1 Capital Ratio of 15.4%, a Tier 1 Capital Ratio of 14.6% and a Total Capital Ratio of 14.7%. This compares with a reported Equity Tier 1 Capital Ratio of 7.3%, a Core Tier 1 Capital Ratio of 9.7%, a Tier 1 Capital Ratio of 9.7% and a Total Capital Ratio of 11% at 31 December 2010. The Directors consider that these increased pro forma levels of capital represent a strong capital foundation, which will support the future stability of the Group, benefit Stockholders, customers and counterparties and provide a platform for growth and delivery of long term value;

•
Strengthen funding capability:    a stronger capital position is expected to provide wholesale funding markets and depositors with increased confidence in the Group and support a prudent disengagement from the State Guarantee Schemes as market conditions allow;

•
Facilitate the Group in seeking to achieve its strategic objectives:    by strengthening the Group's capital position, the Directors believe that the Proposals together with the capital raised and generated by the Group over the past two years should facilitate the Group's objective of providing for a sustainable future as a systemically important bank, continuing to support the Group's customers, and contributing to economic recovery. The Directors also consider that the implementation of the Proposals will facilitate the Group in seeking to achieve its business objectives to service customers and achieve profitable growth in those areas where the Group has competitive strengths and capabilities in its chosen core markets of Ireland and the UK and selected international market segments; and

•
Lower Stockholder dilution:    the Bank has sought to reduce dilution for Existing Ordinary Stockholders by including the Rights Issue as a significant component of its capital raising.

8.     Current trading, trends and prospects

While trading conditions in the first quarter of 2011 continue to remain challenging, the Group believes that there are indications that the Irish economy may have begun to stabilise. The domestic economy remains weak with low levels of domestic investment, weak consumer sentiment, and elevated levels of unemployment. However, GDP in Ireland is expected to gradually recover in 2011 due to the strong performance of the export sector. The growth in the export sector has led to a rebalancing of the economy resulting in a positive balance of payments surplus in the second half of 2010 with this situation expected to prevail for 2011. In the United Kingdom, despite concerns regarding inflation and the impact of fiscal austerity, modest GDP growth is expected for 2011.

Notwithstanding the expected stabilisation of the Irish economy, the Group's total operating income faces material adverse impacts due to a range of factors including:

•
the continuing competition for customer deposits and elevated deposit pricing;

•
higher costs of wholesale funding reflecting the impact of term issuance in the second half of 2010 at elevated pricing; and

•
higher systemic guarantee fees which increased by €70 million for the five months to May 2011 to €195 million, compared to €125 million for the comparable five month period in 2010.

Although these factors are being partially offset by improved lending pricing, demand for new lending remains muted. Accordingly, the Group expects these factors will continue to impact on its net interest margin for 2011. Operating costs remain under strict control and the Group expects to see some benefits from lower staff (including pension) costs, the impact of business disposals announced since December 2010, infrastructural cost efficiencies beginning to come through and tight control of all variable costs.

The Group maintains its previous guidance that the impairment charge on its non-NAMA designated loans and advances to customers peaked in 2009, reduced in 2010 with anticipated further reductions in subsequent years. The Group's experience in the period between 31 December 2010 and 16 June 2011 (being the last practicable date prior to the date of this Circular) supports this view.

Over this period, the overall volume of loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) has reduced by approximately 4% from €114 billion at 31 December 2010 reflecting foreign exchange movements, loan redemptions and repayments, certain portfolios being closed for new business and generally muted demand for new loans, notwithstanding the Group's efforts to generate new business opportunities from the Group's core franchises. While competition for deposits has persisted, the Group's customer deposits have increased by approximately 1% from €65 billion at 31 December 2010. As a result of these factors, the Group's loan to deposit ratio has improved by approximately 10 percentage points over the period between 31 December 2010 and 16 June 2011 from 175% at 31 December 2010 and wholesale funding reduced by approximately 10% from the €70 billion at 31 December 2010 with net drawings from Monetary Authorities and other liquidity facilities provided by the Central Bank also reducing. The Group's capital ratios have also remained broadly stable compared to December 2010.

The Group is also continuing to progress initiatives to prudently deleverage its balance sheet and further reduce its costs whilst actively managing its credit portfolios.

9.     Economic Outlook

Ireland

Ireland is currently experiencing an extremely challenging recessionary environment and period of fiscal adjustment following a prolonged period of over-reliance on construction and property-related activity for the funding of increased Government expenditure and the generation of economic growth. The challenges facing Ireland are exacerbated by the level of State support required by the banking sector. Irish GDP has experienced a severe contraction in recent years and fell by 1.0% in 2010, after declining by 7.6% in 2009 and 3.5% in 2008 (Source: Central Statistics Office (CSO) Quarterly National Accounts Q4 2010). The consensus forecast is for Irish GDP to increase by 0.5% in 2011 (Source: Reuters Poll, 4 May 2011). Unemployment has increased with the unemployment rate standing at 14.8% in May 2011 (Source: CSO, Live Register May 2011) and the consensus forecasts a rate of 14.2% by the end of 2011 (Source: Reuters Poll, 4 May 2011). Notwithstanding the further contraction in the overall economy in 2010, the export sector performed strongly, helping to limit the decline in GDP. The volume of goods and services exports rose by 9.4% in 2010 (Source: CSO, Quarterly National Accounts Q4 2010), boosted by global economic growth of 5% (Source: IMF World Economic Outlook, April 2011) and recent substantial gains in competiveness (the Commission estimates Ireland's unit labour costs fell by 4.9% in 2010 compared to an average decline of 0.5% for the euro area (Source: European Commission, Spring Economic Forecast, May 2011)).

The residential property market has suffered a very significant decline, with average national house prices in Ireland, as at March 2011, estimated to be 39.5% below the peak in September 2007 (Source: CSO Residential Property Price Index). Commercial property prices have fallen by 61% between the third quarter of 2007 and the first quarter of 2011 (Source: IPD, Irish Commercial Property Index). The Government finances show a significant deficit with an estimated underlying* general Government deficit of 12% of GDP in 2010 (Source: Department of Finance, Stability Programme Update, April 2011), following a deficit of 14.3% of GDP in 2009 and 7.3% in 2008 (Source: Department of Finance, Maastricht Returns, March 2011). Between July 2008 and December 2010, the Government implemented significant fiscal adjustments amounting to €14.6 billion, equivalent to 9.5% of the estimated GDP for 2010, with a further adjustment of €6 billion to be implemented in 2011 through a combination of increased taxes and a reduction in Government spending (Source: Department of Finance, Budget 2011).

*
Underlying excludes the amounts relating to the recapitalisation of Anglo Irish Bank and Irish Nationwide Building Society.

The heightened concerns relating to the Irish public finances have, amongst other factors, affected the liquidity and profitability of the financial system in Ireland and have resulted in:

•
Higher yields for Government debt;

•
Limited liquidity to the Irish banking system and a consequential increase in the reliance by Irish financial institutions on the liquidity provision operations offered by Monetary Authorities; and

•
Increased competition among banks to attract customer deposits, resulting in an increased cost of customer deposits.

The planned adjustment to the Irish public finances over the period 2011-2015 (under the EU/IMF Programme) is expected to have a dampening effect on household incomes and consumer spending. As a result, the Government expects consumer spending to fall by 1.8% in real terms in 2011 (after a fall of 1.2% in 2010) and to remain flat in 2012 (Source: Department of Finance, Stability Programme Update, April 2011). The negative impact on consumer spending of the recent budget measures (including an increase in income taxes and a reduction in social welfare payments (amounting to almost €2 billion in 2011)) and contractions in numbers employed could be greater than the Government expects, which could also result in lower than forecast GDP growth with negative implications for unemployment and the public finances. The Department of Finance is currently forecasting the economy to grow by 0.8% in 2011 and by 2.5% in 2012 and the unemployment rate to be 14.4% in 2011 and 13.7% in 2012 (Source: Department of Finance, Stability Programme Update, April 2011).

The market perception of Irish sovereign risk deteriorated significantly between September and November 2010, with the yield on Irish Government 10-year bonds rising to over 9%. Because of the high yields on Irish bonds, which curtailed the State's ability to borrow on the international markets, the then Irish Government agreed on 28 November 2010 to the EU/IMF Programme. As part of the EU/IMF Programme, the Government committed to a four year (2011-2014) €15 billion fiscal adjustment (including €6 billion in 2011) which comprises public expenditure reductions and tax increases to cut the budget deficit to below 3% by 2014. The new Government, which took office on 9 March 2011, has (with the agreement of the EU/IMF) extended the deadline to reach the target to 2015. Ireland's general Government debt, which includes the cost of the State support to the banking sector, is projected to rise to a peak of 118% of GDP in 2013, from 96% in 2010, before falling back to 111% of GDP in 2015. (Source: Department of Finance, Stability Programme Update, April 2011). The March 2011 PCAR/PLAR review, part of the EU/IMF Programme, was completed in March 2011 and concluded that €24 billion in additional recapitalisation is required by the banking sector. The Department of Finance has assumed that additional borrowing of €10 billion will be required to meet the cost of the recapitalisation and this has been incorporated into the projections for the general Government debt (Source: Department of Finance, Stability Programme Update, April 2011). The cost of servicing the Government debt is expected to rise with debt interest payments projected to amount to 20.8% of the State's tax revenues in 2015, although this is below the level in the mid-1980s when interest payments on Government debt amounted to around 33% of the State's tax revenues (Source: Department of Finance, Stability Programme Update, April 2011).

The EU/IMF Programme also contains structural measures and policy guidelines designed to boost the country's competitiveness and improve Ireland's growth rate in the medium term to facilitate the servicing and repayment of the Government debts. Specifically, the EU/IMF Programme includes:

•
Fiscal consolidation and structural fiscal reforms to achieve a sustainable fiscal position;

•
Financial sector reforms including recapitalisation, reorganisation and deleveraging to achieve a robust, smaller and better capitalised banking system that will effectively serve the needs of the economy; and

•
Structural reforms to underpin economic stability and enhance growth and job creation.

The magnitude of the fiscal adjustment agreed under the EU/IMF Programme, in addition to the low level of consumer and business confidence resulting from the economic crisis and ongoing sizeable difficulties with the Irish public finances, elevated levels of unemployment, decreases in asset values and declining business activity, is likely to have a significant effect on economic activity in Ireland.

In its Programme for Government, the Government that took office on 9 March 2011 confirmed its commitment to the EU/IMF Programme and announced a number of new initiatives and policies. The following are particularly relevant to the Group and the banking sector:

•
While the Government notes that a smaller banking system is required for the size of the Irish economy, and that banks must reduce their reliance on the ECB and Irish Central Bank for funding, bank deleveraging must be paced to match the return of more normal market conditions and demand for bank assets;

•
The Government aims to dispose of public stakes in banks at maximum value to the taxpayer and return the banks to private ownership as soon as the conditions permit it to do so; and

•
Once the banking sector has been restored and working effectively, a bank levy will be introduced based on the size of each institution's liabilities (excluding stockholder capital).

Despite the Irish economy's current difficulties, the Group believes that Ireland's core strengths of a strong export sector, favourable demographics with a well educated, skilled workforce together with its pro-business environment should underpin a return to economic growth.

United Kingdom

Having returned to growth in the fourth quarter of 2009, GDP grew by 1.3% in the United Kingdom in 2010 (Source: Office for National Statistics, Quarterly National Accounts, Q4 2010) after declining by 4.9% in 2009 (Source: Office for National Statistics, Output, Income and Expenditure, Q4 2009). The latest data shows that the economy expanded by 0.5% in the first quarter of 2011. The consensus view is that the economy will grow by 1.5% in 2011 and 2.2% in 2012 (Source: Reuters Consensus Forecast, May 2011). In spite of the economy's improvement during 2010, the impact of austerity measures introduced in the national budget may dampen the recovery leading to an increase in the unemployment rate. Unemployment in the United Kingdom stood at 7.7% at the end of March 2011 (Source: Office for National Statistics) and the consensus forecast is for an 8.0% unemployment rate in 2011 and 8.1% in 2012 (Source: Reuters April 2011).

The UK property sectors have shown some signs of recovery although some uncertainty remains around the pace and scale of future recovery. At April 2011 residential house prices had increased by 12% from the trough in February 2009, while commercial property capital values rose by 21% from the trough in the second quarter of 2009 to the end of the second quarter of 2011 (residential house prices fell 20.6% and the commercial property market experienced a 42% fall in capital values from their peak to trough cycle (from the second quarter of 2007 to the second quarter of 2009)) (Source: Nationwide Index, IPD Commercial Property Index). Significant uncertainty remains around the pace and scale of recovery (as residential property prices have softened over the second half of 2010). This reduction in the value of residential and commercial property has reduced the value of collateral on many of the Group's loans.

Though domestic demand is weak, exports have picked up, helped by the fall in the value of sterling. This rebalancing of the economy, away from an over-reliance on consumption towards external demand, should facilitate more sustainable growth over the medium term.

10.   Strategy and Financial Targets

The Directors believe that the combination of a strong capital base following the implementation of the Proposals and a Deleveraging Plan, which will deliver a more conservative funding profile, and core businesses with strong brands, distribution and market positioning supporting the Group's customers and contributing to economic recovery, will assist in contributing to a sustainable future for the Group.

Key Strategic Goals

The Group's key strategic goals are:

•
to be the leading bank in Ireland, well positioned in the Group's core markets with strong customer franchises and market positions capable of supporting future economic recovery;

•
to be strongly capitalised and to have appropriate returns on services and products to ensure that costs are covered, risk is appropriately priced and capital is rewarded;

•
to be funded on a sustainable basis with low reliance on short-term wholesale funding and avoiding reliance on exceptional Monetary Authority support or Government guarantees;

•
to be effective at managing its credit and other risks;

•
to be efficient with sustainable reduced cost structures; and

•
to achieve returns for Stockholders through strong operational performance and return of surplus capital.

To achieve these strategic goals, the Group:

•
is focusing its capital and funding on its core businesses, as described below, where it has strong market positions and clear competitive strengths and capabilities.

•
is also managing its non-core loan portfolios, that are being delevered or sold, on a basis that optimises the value from the disposals having due regard to the requirement to deleverage the balance sheet within appropriate timescales;

•
is enhancing its capital ratios by increasing the quantum of Core Tier 1 Capital in its capital structure through the Debt for Equity Offers, through the Rights Issue, the State Placing (if the NPRFC elects to proceed with the State Placing), the exercise of the call options under the amended terms of the Eligible Debt Securities, an application by the Minister to the Irish High Court for a subordinated liabilities order pursuant to the Stabilisation Act should the Debt for Equity Offers fail to generate the expected capital levels and by managing Risk Weighted Assets in line with the Deleveraging Plan;

•
is pursuing a banking model where its core loan portfolios will be substantially funded by customer deposits and Term Wholesale Funding and position the Group to prudently disengage within acceptable timescales from the State Guarantee Schemes and exceptional Monetary Authority support as market conditions allow;

•
has enhanced its risk management governance. Following a detailed review of risk governance the recommendations are being implemented by the Group. The key recommendation resulted in the formation of a Court Risk Committee in 2009. The Committee comprises Non-Executive Directors of the Court exclusively and its primary responsibilities are to monitor risks arising in the Group and to assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported and assessed; that risks are properly controlled and that strategy is informed by and aligned with the Group's risk appetite;

•
is continuing to focus on rebuilding the Group's net interest margin through appropriate pricing for new business and, where possible, an appropriate, measured re-pricing of existing deposits and customer loan books and adjusting, on a measured basis, the fees and commissions it earns from customers for services and products provided; and

•
is further reducing its cost base to align it to meet the needs of the Group for the future. Cost reductions are expected to be achieved through ongoing deleveraging, asset disposals and further efficiencies from non-staff costs, savings from the renegotiation of certain major outsourcing contracts and investments in processes and systems to enhance efficiencies.

The Directors believe that the Group has the appropriate strategy to rebuild and grow the Group in its core markets in Ireland and the UK and, consequently, deliver value for Stockholders.

Strategic Shape

In overall terms, the strategic shape and direction of the Group in the future will be as follows:

Ireland

The Group's vision is to be recognised as the leading financial services organisation in Ireland by customers, employees and Stockholders. The Group's plan envisages it being the number one consumer, business and corporate bank in Ireland (currently number one or number two market share positions in each of these areas set out below).

The strategy for the Group remains to grow the business through developing long-term relationships and building its customer franchises. All the Group's businesses are focused on extending the reach and depth of their customer relationships, whilst enhancing product capabilities to build competitive advantage.

In Ireland, the Group has a leading core franchise incorporating:

•
a broad product offering including consumer and business banking products, corporate banking, private banking and life and pensions;

•
a leading distribution network including 254 full service branches, 22 outlets, supported by approximately 1,300 ATMs; and

•
strong direct banking capabilities including online banking and contact centres servicing over one-third of the Group's customers in Ireland.

The Group is a leading provider in Ireland of: residential mortgages, in which it had a mortgage portfolio of €28 billion at 31 March 2011 and a market share of 20.3% of residential mortgage balances (Source: unaudited internal Bank of Ireland market analysis and Central Bank monthly residential mortgage statistics, March 2011); main personal current accounts, in which the Bank has an estimated 35% share of the market (Source: Ipsos MRBI Omnipoll research, December 2010 and February 2011); credit cards, in respect of which the Group has an estimated 34.3% share of credit cards in issue at 31 March 2011 (Source: unaudited internal Bank of Ireland market analysis and Central Bank monthly credit card statistics, 31 March 2011). In Business Banking, the Group had 36% of main business current accounts at 9 April 2009 and 30% of main business loan accounts at 7 March 2008 (Source: Ipsos MORI Business Banking Surveys 2008 and 2009). The Group is also a leading provider of corporate banking products to larger Irish companies and to multi-national companies operating in or from Ireland (Source: unaudited internal Bank of Ireland market analysis) including being a leading provider of foreign exchange and interest rate hedging services. While the Group is required to dispose of New Ireland Assurance plc under the Revised 2011 EU Restructuring Plan, the Group, through New Ireland Assurance plc is ranked number two in life and pensions in Ireland with an estimated 21% market share of new business as at 31 December 2010 (Source: Milliman Ireland, statistical data 25 January 2011 (for fourth quarter 2010), Irish Insurance Federation, New Business figures 8 April 2011) and unaudited Bank of Ireland market analysis) (see also paragraph 13 (EU Notification and approval and Financial Measures) of this Part I).

The key business objectives for the Group's business in Ireland are aligned with the overall key strategic goals noted above and it will seek to achieve these by:

•
leveraging the Group's distribution capabilities including the branch network in order to acquire and retain profitable customer relationships;

•
developing and communicating a differentiated brand positioning that engages the Group's customers;

•
achieving appropriate returns on products and services;

•
making further investments in the Group's systems and processes in order to deliver an efficient operational platform from a reduced and sustainable cost base;

•
effectively controlling all other costs including those related to staff to ensure the Bank has a sustainable cost base;

•
improving service quality;

•
managing credit and other risks effectively; and

•
supporting customers including through appropriate forbearance (loan modifications and restructuring subject to periodic review).

United Kingdom

The Group's positioning in the UK market has been significantly enhanced through the establishment of its UK licensed banking subsidiary. The Group transferred a considerable proportion of its UK business into a new UK licensed banking subsidiary, Bank of Ireland (UK) plc, with effect from 1 November 2010 which encompasses the Group's successful joint ventures with the UK Post Office, the Group's Northern Ireland branch network and its UK business banking and certain other lending activities.

The establishment of this UK licensed banking subsidiary, directly regulated by the FSA, enables the Group to offer products in the UK market that are directly comparable, from a risk and protection standpoint, with those offered by existing UK mainstream providers and is a very important part of the Group's long-term strategy.

The Group's objective is to continue to grow its consumer banking franchise through its partnership with the UK Post Office. This franchise has in excess of two million customers accessing a comprehensive range of the Group's and other financial products including banking and insurance products and foreign exchange services through the 11,500 Post Office branches. In addition, the Group will also continue to develop its Northern Ireland business through its full service retail bank network with 44 branches, complemented by approximately 300 ATMs together with telephone and online services.

International

While many of the corporate banking specialist lending businesses in the areas of project finance, asset based lending and certain international property lending will be in controlled rundown, discontinued or disposed of as part of the Group's Deleveraging Plan, the Group will continue to engage in internationally based treasury and corporate lending activities. These include the Group's acquisition finance business, continuing support for major corporates operating internationally, financial institutions and multi-national corporations operating into or out of Ireland.

Non-Core Businesses

As set out in paragraph 2 (Background to the Proposals) of this Part I, the Deleveraging Plan as agreed with the Central Bank augments the asset reductions contained in the Group's Approved 2010 EU Restructuring Plan which are underway, ahead of plan and on track to meet their targets. The Deleveraging Plan envisages certain loan portfolios / lending businesses of the Group continuing to be delevered or disposed of on an orderly basis resulting in an expected reduction in the Group's total loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) from €114 billion at 31 December 2010 to approximately €90 billion by 31 December 2013. This will be achieved through an approximately €30 billion reduction in the Group's non-core loan portfolios of which approximately €10 billion will be in the form of asset disposals. This will equate to a reduction of approximately €24 billion, due to a net increase of approximately €6 billion in core loan portfolios. Incorporated within the Core Tier 1 Capital requirement of €4.2 billion is what the Central Bank described as a "prudent" estimate of losses arising on the approximately €10 billion asset disposal under an adverse stress scenario.

The loan portfolios/lending businesses of the Group, that are being/will be delevered or disposed of over time, include:

•
Portfolios of UK mortgages that were sourced from brokers and other intermediaries;

•
Selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios; and

•
Certain international commercial investment property loan portfolios.

The Group envisages that the international portfolios will be significantly delevered or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise the value of the disposal of such assets without pressure to concede to the risk of the sale of assets in a rapid manner that would result in a lower price being obtained compared to a more orderly sale process.

Financial Targets

Margin recovery from current depressed levels is a key management priority. The Group continues to experience net interest margin attrition primarily as a result of the low interest rate environment, higher cost of wholesale funding, intense competition on deposit pricing and the quantum of residential tracker mortgages in Ireland. From 31 March 2009 to 31 December 2010, the Group's net interest margin reduced by 28 basis points. Continued elevated deposit pricing which is due to intense competition for deposits has resulted in 46 basis points of margin attrition. High wholesale funding costs and lower treasury income have resulted in further attrition of 16 basis points. These factors were partially offset by improved lending margins which resulted in 34 basis points of margin improvement. The expected impact of increased lending margins on new business is muted due to the currently constrained levels of demand for new lending in Ireland. However, the Directors anticipate increased demand for lending arising from economic recovery, increases in base interest rates, reduced deposit pricing as a more normalised market returns and particularly reflecting lower wholesale funding costs through deleveraging are all anticipated in the future to be positive for the Group's net interest margin in the period to 31 December 2014. In addition, by actively re-pricing the existing loan book, by maximising the margin from non-core portfolios through re-pricing and by re-pricing deposits to more sustainable levels, the Group is seeking to achieve a target net interest margin in excess of 200 basis points in the year ending 31 December 2014.

Since March 2008, the Group has demonstrated the scalable nature of its cost base as it re-focused on its core portfolios. In the twelve month period to 31 December 2010, the Group reduced its operating costs by 6%. This was achieved through a 4% reduction in staff numbers, an 11% decrease in pension costs following the implementation of changes to pension benefits, and an ongoing focus on cost management across the Group's cost base. Over the period from March 2008 to December 2010, the Group has reduced its workforce by approximately 2,400 staff (approximately 14% reduction) and there has been ongoing restraint on remuneration. The implementation of changes to pension benefits, renegotiation of major outsourcing contracts, reconfiguration of premises requirements and other cost savings have reduced the Group's underlying cost base by 17% in the year to 31 December 2010 when compared to the year ended 31 March 2008 and should provide further cost reduction. In addition to eliminating expenses associated with the non-core businesses and portfolios, the Group is continuing to maintain its rigorous approach to cost management and is implementing a range of initiatives to further reduce costs including investments in, and changes to, systems and processes and ongoing reviews, savings from the renegotiation of certain major outsourcing contracts and increasing the levels of consolidation, standardisation and simplification of its operations. The Directors expect these initiatives, together with the expected margin expansion referred to above, should lower the Group's cost income ratio to below 50% in the year ending 31 December 2014.

The Group has enhanced its approach to credit management during the recent challenging economic environment and it is rigorously managing its credit risks. The Group previously stated that it believed that the impairment charge on non-NAMA loans had peaked in 2009 and that the Group expected the charge to reduce in each of 2010, 2011 and 2012. The Group maintains its expectation that impairment charges will progressively reduce in the period from 2011 - 2013 in line with the Group's base case loan loss estimates, leading to a more normalised impairment charge in 2014 of approximately 55-65 basis points of average loans and advances to customers.

The Group is pursuing a banking model with a more sustainable funding strategy. The Group will aim to substantially fund its core loan portfolios through customer deposits and Term Wholesale Funding. Asset growth in the future will be more dependent on the Group's ability to attract deposits. In this regard, the Group will leverage the potential of its extensive retail distribution platforms, both in Ireland through its branch network and outside of Ireland through its UK licensed banking subsidiary incorporating its joint ventures with the UK Post Office, its Business and Corporate Banking relationship management teams and its network of treasury offices in Dublin, the UK and the US. This more sustainable funding strategy, together with the initiatives to de-lever the Group's balance sheet, until total loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) reducing from €114 billion at 31 December 2010 to approximately €90 billion by 31 December 2014, are expected to reduce the Group's loan to deposit ratio to below 120% at 31 December 2014 which is in line with the key funding ratio set by the recent PLAR carried out by the Central Bank.

The Proposals, if implemented, are expected to fully address, for the three year period to 2013, the Group's capital requirements as set out by the Central Bank on 31 March 2011 as a result of the March 2011 PCAR and PLAR. The Rights Issue, the Debt for Equity Offers, the State Placing, the compulsory acquisition of Eligible Debt Securities and the further burden sharing with subordinated bondholders anticipated by the Minister in his statement on 31 May 2011, together with the issue of the Contingent Capital Instrument will strengthen the Group's capital position and are expected to enable it to maintain an Core Tier 1 Capital Ratio in excess of 10.5% under Basel II as required by the Central Bank, and achieve a Core Tier 1 Capital Ratio in excess of 15% prior to any distribution of surplus capital, subject to regulatory, legal and other approvals by 31 December 2014 on a Basel III transitional basis.

The Group's strategy is to disengage from the ELG Scheme in a prudent manner as market conditions allow, including the completion of the capital proposals set out in this Circular, material progress on the achievement of the deleveraging targets as set out in the PLAR resulting in a significant reduction in the Group's loan to deposit ratio, supported by a sustainable improvement in the economic outlook for Ireland. Significant progress on the disengagement from the ELG Scheme is expected by 31 December 2012. If this is not the case, the Group's financial performance is likely to be weaker than the target performance.

These statements do not constitute a profit forecast and should not be interpreted to mean that earnings per share in any financial period will necessarily match or be lesser or greater than those for the relevant preceding period.

11.   Use of Proceeds

The purpose of the State Placing, Rights Issue and the Contingent Capital Instrument is to strengthen the Group's capital base. The proceeds will be used in the day-to-day operations of the Bank. Over the medium term, and subject to requisite regulatory approval applicable at the relevant time, the Directors may seek to apply a portion of the proceeds of the Rights Issue and the Contingent Capital Instrument to redeem or repurchase some, or all, of the outstanding 2009 Preference Stock and/or to acquire the 1992 Preference Stock provided they are satisfied that the Group can maintain appropriate capital ratios and they deem such action to be in Stockholders' interests as a whole. Any such redemption or repurchase would also be subject to such other approvals required under the Bye-Laws of the Bank or the Companies Acts (as they apply to the Group) at the relevant time. The proceeds raised and/or capital generated from the Proposals are expected, in aggregate, to increase the Group's Core Tier 1 Capital Ratio by 5.3% to 15.4% on a pro forma basis as at 31 December 2010, taking into account the costs and estimated expenses of the Proposals.

12.   EU Notification and approval and Financial Measures

The State Guarantee Schemes, the NPRFC Investment and the transfer of bank assets from the Group to NAMA under the NAMA Act were considered by the European Commission to involve the provision of State aid within the meaning of Article 107 TFEU to the Group, which resulted in the requirement for the submission of an EU Restructuring Plan to the European Commission for approval under EU State aid rules. The Group submitted an EU Restructuring Plan to the European Commission on 30 September 2009. On 15 July 2010, the European Commission approved the State aid received by the Group as restructuring aid under EU State aid rules on the basis of the Approved 2010 EU Restructuring Plan submitted to the European Commission. The Approved 2010 EU Restructuring Plan contained certain measures to address the appropriate level of burden-sharing and to limit any competition distortions resulting from the State aid received by the Group as well as an assessment of the long-term viability of the Group. These measures require the Group to effect certain structural and behavioural measures. A Monitoring Trustee was approved by the European Commission on 25 October 2010 to report to the European Commission on the Group's adherence to the Approved 2010 EU Restructuring Plan commitments. The Monitoring Trustee has reported to the European Commission that the Group is complying with all of its commitments under the Approved 2010 EU Restructuring Plan.

Although the Group continues to proactively implement its Approved 2010 EU Restructuring Plan and is ahead of plan and on track to meet its targets on business disposals and asset deleveraging, the Group's funding objectives were severely impacted by the sovereign debt concerns which arose in the second half of 2010 and culminated in the announcement by the Government of the EU/IMF Programme on 28 November 2010. The Group's funding position has been adversely impacted by systemic issues, sovereign downgrades and reaction to the EU/IMF Programme which together negatively impacted deposits in the period from June 2010 to December 2010 and the ability to raise unsecured wholesale funding. While this impact has been partly mitigated by accelerated deleveraging, funding from Monetary

Authorities has materially increased. The Central Bank requested that the Group submit a Deleveraging, Restructuring and Balance Sheet Growth Plan ("Deleveraging Plan") as part of the March 2011 PCAR/PLAR review, which reflected the measures set out in the EU/IMF Programme, i.e. downsizing and reorganising the banking system to reach a more viable loan to deposit ratio of 122.5%, raising capital standards and reducing risk and increasing shock absorption capacity, together with systemic issues, higher discounts on the loans transferred to NAMA and certain conservative assumptions as provided by the Central Bank.

The Group's Deleveraging Plan as set out in more detail in paragraph 2 (Background to the Proposals) of this Part I commits the Group to significantly further deleverage the balance sheet, requiring a loan to deposit ratio of 122.5% by 31 December 2013, as required pursuant to the Financial Measures Programme announced by the Central Bank on 31 March 2011. The Financial Measures Programme sets out the outcome of the March 2011 PCAR together with an assessment of measures, including a combination of run-off and disposals of non-core assets, to be implemented with a view to steadily deleverage the banking sector and reduce reliance on short term wholesale funding and liquidity support from Monetary Authorities. In the case of the Group, the loan portfolios / lending businesses that are being/will be delevered or disposed over time include portfolios of UK mortgages that were sourced through brokers and other intermediaries, selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios and certain international commercial investment property loan portfolios.

Following the March 2011 PCAR/PLAR review, the Minister for Finance, in his statement on banking matters on 31 March 2011, stated that the State will be submitting new restructuring plans for the banks to the European Commission for approval under EU State aid rules in respect of the implications of the changes necessary for the future banking landscape in Ireland. As part of the European Commission State aid review, a Revised 2011 EU Restructuring Plan for the period to 31 December 2015 was prepared by the Group and submitted by the Department of Finance to the European Commission on 29 April 2011. This Revised 2011 EU Restructuring Plan includes the additional deleveraging of assets included in the Deleveraging Plan, together with the measures already agreed in the Approved 2010 EU Restructuring Plan. The Group expects the decision regarding the approval of the Revised 2011 EU Restructuring Plan will be taken by the European Commission by the end of 2011 at the latest. However, it cannot be excluded that the decision will be adopted at a later date. At this stage, there can be no certainty as to the outcome of the State aid proceedings and the final content of the Revised 2011 EU Restructuring Plan. However, following the statement on banking matters by the Minister for Finance and the joint statement by the EU/IMF on 31 March 2011 and based on the current status of negotiations with the European Commission through the Department of Finance, the Group expects that the Revised 2011 EU Restructuring Plan will not be materially different to the Group's Deleveraging Plan.

The Government Transaction could be deemed to involve the provision by the State of additional State aid within the meaning of Article 107 TFEU. Any State aid arising in relation to the Government Transaction requires approval from the European Commission under EU State aid rules before the Government Transaction becomes legally valid and the Rights Issue can proceed. Only Member States may notify the European Commission of plans to provide State aid and therefore it is for the State to notify the European Commission of the proposal to grant any State aid to the Group. The Group is therefore reliant on the State to notify the measures to the European Commission. If the European Commission finds that there is an element of State aid and approves the granting of such aid then the Government Transaction, and consequently the Proposals, may be implemented and the Rights Issue may proceed. There is no guarantee that any State aid would be approved by the European Commission or, if it were approved that the terms of the approval would be favourable to the Group. If the measures involve State aid and such State aid is not approved by the European Commission, then such State aid may not be provided and the Government Transaction may not proceed unless and until the European Commission approved such aid. The State has informed the Group that it will notify the European Commission of the proposed measures and that the State will aim to receive approval by 11 July 2011 in time to enable the State aid to be provided within the necessary timeframe, which the State believes is possible. The Group understands that the Government is in close discussions with the European Commission and the Group has provided all necessary information to assist in this process.

Implementation

The measures included in the Revised 2011 EU Restructuring Plan will be required to be implemented based on the timetable agreed with the European Commission between the date of the European Commission's final decision and 31 December 2015 or as otherwise may be agreed with the State or the European Commission. A Monitoring Trustee was approved by the European Commission on 25 October 2010 to report to the European Commission on the Group's adherence to the Approved 2010 EU Restructuring Plan commitments. The Monitoring Trustee has reported to the European Commission that the Group is complying with all of its commitments. A Monitoring Trustee may also be appointed in respect of the Revised 2011 EU Restructuring Plan.

The implementation of certain agreed actions of the Revised 2011 EU Restructuring Plan may also require various external approvals from financial regulators (including financial regulators in jurisdictions where the Group operates and/or the purchasers of the Group's divestment businesses), Stockholders pursuant to the Listing Rules, or other approvals required under competition law.

Conclusion

The Directors believe that the Revised 2011 EU Restructuring Plan is sufficient to obtain approval from the European Commission for all State aid that the Group has received including as a result of: (i) the NPRFC Investment; (ii) the Group's participation in NAMA; (iii) the State Guarantee Schemes; (iv) the 2010 Capital Raising; and (v) any State aid arising under the Proposals.

The Directors do not expect that the Revised 2011 EU Restructuring Plan would be materially detrimental to the long term interests of the Group as it is expected to continue to leave the Group's core businesses intact.

13.   NAMA

At the Extraordinary General Court on 12 January 2010, Ordinary Stockholders voted in favour of the Group's application to participate in NAMA and in February 2010, the Minister for Finance confirmed the Group's designation as a Participating Institution. Performing and non-performing land and development loans, together with associated loans (primarily investment property loans), are being acquired by NAMA on a phased basis which started on 2 April 2010, with the largest systemic exposures to the Irish banking system being acquired first.

During the 12 month period ended 31 December 2010, the Group sold €9.4 billion of gross assets (before impairment provisions) to NAMA. The nominal consideration receivable for these assets amounted to €5.2 billion resulting in a gross discount of 44%. The gross discount on assets sold to NAMA exceeded the estimate as outlined in the Minister for Finance's Statement on Banking issued on 30 September 2010, which was based on a forecast provided to the Minister by NAMA at that time. At 31 December 2010, the Group held €0.9 billion of assets (before impairment provisions) eligible for transfer to NAMA, where an individual customer/sponsor has an exposure of greater than €20 million. As at 30 April 2011, the Group held €1.0 billion of assets (before impairment provisions) expected to transfer to NAMA, representing an increase of €0.1 billion from 31 December 2010 attributable to the identification by NAMA of additional assets required to transfer (Source: unaudited internal management information). Due to the preponderance of investment property loans in this sub-portfolio, the Group expects that the final discount on the transfer of these assets to NAMA will be less than the average on assets sold prior to 31 December 2010.

In the updated EU/IMF Programme announced on 28 April 2011, the Government stated that if it believes that the Group requires alternative methods to meet the deleveraging targets under the PLAR, it may reconsider the possibility of transferring the land and development loans with a value of less than €20 million to NAMA (Source: EU/IMF Programme: Memorandum of Economic and Financial Policies, Department of Finance, 28 April 2011). The Government requires the Group to provide contingency plans to meet the deleveraging targets. Where the Government believes the contingency plans are not feasible, the Government will find and implement alternate ways of meeting the deleveraging goals and may reconsider the possibility of transferring the land and development loans of less than €20 million to NAMA. Consequently, there is uncertainty in the medium term around the final scope of the Group's loans transferring to NAMA and the potential final consideration to be paid by NAMA for these loans and the related loss to the Group.

As at 16 June 2011, NAMA due diligence is still in progress on approximately €1.9 billion of loans (Source: internal unaudited financial information), that have already been sold to NAMA. As a result, there is continuing uncertainty around the final consideration to be paid by NAMA for these loans.

14.   Renominalisation

Pursuant to the Bye-Laws, the Bank is not permitted to issue units of Ordinary Stock at a discount to their nominal value, which is currently €0.10 per unit of Ordinary Stock. It is proposed that the Bank carries out the Renominalisation, which will reduce the nominal value to €0.05 per unit of Ordinary Stock. As the minimum conversion price of the Contingent Capital Instrument is €0.05, this provides the Bank and the holder of the Contingent Capital Instrument with certainty that the Contingent Capital Instrument will convert into units of Ordinary Stock in the circumstances where such a conversion is required under the terms of the Contingent Capital Instrument. The Proposals are conditional on, amongst other things, the completion of the Renominalisation of units of Ordinary Stock.

It is proposed that, pursuant to the Renominalisation, (i) each existing unit of Deferred Stock of €0.54 will be subdivided into 54 units of €0.01 each; and (ii) each existing unit of Ordinary Stock in issue at the close of business on the date of the EGC will be subdivided into one unit of Ordinary Stock of €0.05 in the capital of the Bank ("€0.05 Ordinary Stock") and converted into five units of Deferred Stock of €0.01 in the capital of the Bank. The purpose of the issue of Deferred Stock is to ensure that the reduction in the nominal value of the Ordinary Stock does not result in a reduction in the capital of the Bank.

Each Ordinary Stockholder's proportionate interest in the issued Ordinary Stock of the Bank will remain unchanged as a result of the Renominalisation. Aside from the change in nominal value, the rights attaching to €0.05 Ordinary Stock (including voting and dividend rights and rights on a return of capital) will be identical in all respects to those of Existing Ordinary Stock. No new stock certificates will be issued in respect of the €0.05 Ordinary Stock as existing stock certificates for Existing Ordinary Stock will remain valid in respect of the same number of €0.05 Ordinary Stock arising from the Renominalisation. The Renominalisation will not affect the Bank's net assets. Consequently, the market price of a unit of Ordinary Stock should not be impacted by the Renominalisation.

The Deferred Stock created on the Renominalisation becoming effective will have no voting or dividend rights and, on a return of capital on a winding up of the Bank, will have the right to receive the amount paid up thereon only after Stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of Ordinary Stock, the purpose of which is to ensure that the units of Deferred Stock have no economic value.

No stock certificates or documents of title will be issued in respect of the Deferred Stock, nor will CREST accounts of Stockholders be credited in respect of any entitlement to Deferred Stock, nor will they be admitted to the Official Lists or to trading on the Irish Stock Exchange, the London Stock Exchange or any other investment exchange. The Deferred Stock shall not be transferable at any time, other than with the prior written consent of the Directors.

At the appropriate time, the Bank may redeem or repurchase the Deferred Stock, make an application to the High Court of Ireland for the Deferred Stock to be cancelled, or acquire or cancel or seek the surrender of the Deferred Stock (in each case for no consideration) using such other lawful means as the Directors may determine.

15.   Further information

It is strongly recommended that Stockholders read the risk factors in the Bank's 2010 20-F for a discussion of the factors which could affect the Group's future performance, the performance of the economies and business sectors in which the Group operates and the value of the Ordinary Stock.

Certain of the financial figures used in this Part I and elsewhere in this document are based on certain assumptions regarding currency exchange rates and may differ if the currency exchange rates differ from those assumed. Your attention is drawn to the section under the heading "Exchange Rates" in this Circular for further detail on the assumed currency exchange rates used.

16.   Requirement for Stockholder approval

The NPRFC currently holds 36.04% of the Existing Ordinary Stock and is therefore a substantial Stockholder in the Bank and a related party of the Bank under the Listing Rules. The Minister and the NPRFC are together deemed to exercise significant influence over the affairs of the Bank and are therefore related parties of the Bank pursuant to the Listing Rules. The issue of the Contingent Capital Instrument to the State and the entry into the Government Transaction, including the entry into the Transaction Agreement, the Minister's Letter, the payment of fees and expenses to the NPRFC and/or the Minister pursuant to the Transaction Agreement, the underwriting of the Rights Issue by the NPRFC and the State Placing (including associated fees and expenses and including the potential issue of Ordinary Stock at a discount of greater than 10% to the middle market price pursuant to the State Placing), is deemed to be a related party transaction in accordance with the Listing Rules. As a result, neither the NPRFC nor the Minister will vote on either Resolution 1 or 6 and they will take all reasonable steps to ensure that their associates will not vote on such Resolutions. As such, the Government Transaction is conditional on the approval of Stockholders, other than the NPRFC and its associates. Since the State Placing and/or the Contingent Capital Instrument could result in the issue of units of Ordinary Stock to the State or private investors without first being offered to Existing Ordinary Stockholders at the relevant time and the Debt for Equity Offers involve the issue of Ordinary Stock to holders of Eligible Debt Securities electing to receive units of Ordinary Stock in the Debt for Equity Offers without first being offered to Existing Ordinary Stockholders, the issue of these units of Ordinary Stock on a non-pre-emptive basis requires Stockholder approval under the Listing Rules. Stockholder approval is necessary in order to increase the Bank's authorised ordinary capital stock from 24 billion units of Ordinary Stock to 90 billion units of Ordinary Stock, which will create the additional unissued capital necessary to implement the Proposals and to approve the issue of the New Ordinary Stock pursuant to the State Placing at a price of €0.10 per unit of Ordinary Stock and pursuant to the Debt for Equity Offers at a price per unit within a range of €0.1130 and €0.1176 per unit of Ordinary Stock which could potentially be at a discount of more than 10% to the middle market price on the date of this Circular and therefore require approval under the Listing Rules. In addition, Stockholder approval is required to approve the Renominalisation necessary for the Proposals as it involves the amendment of rights attaching to units of Ordinary Stock.

17.   Dividend Policy

On 13 November 2008, in light of the deteriorating economic conditions and the determination to preserve capital, the Bank announced its decision to cancel dividend payments on Ordinary Stock for the financial year ending 31 March 2009 and stated that it did not expect to resume paying dividends on Ordinary Stock until more favourable economic and financial conditions returned. This remains the Bank's policy and the

Bank stated in the 2010 Annual Report that it did not propose to issue any dividend in respect of the year ending 31 December 2010.

In addition, under the Approved 2010 EU Restructuring Plan, the Group has committed not to pay dividends on the Ordinary Stock until the earlier of (i) 30 September 2012; or (ii) such time that the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise. Under the Revised 2011 EU Restructuring Plan, the commitment from the Group not to pay dividends on Ordinary Stock will be extended to the earlier of (i) 31 December 2015; or (ii) such time as the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise.

18.   Extraordinary General Court

The EGC, which is being held at O'Reilly Hall, UCD, Belfield, Dublin 4, Ireland at 11.00 a.m. on 11 July 2011 is being held for the purpose of considering and, if thought appropriate, approving the Resolutions. The Notice of Extraordinary General Court is set out on pages 75 to 80 of this Circular.

Resolution 1 proposes to approve the Government Transaction, including the entry into the Transaction Agreement, the State Placing, the underwriting of the Rights Issue by the NPRFC, and the issue of the Contingent Capital Instrument as a related party transaction requiring Ordinary Stockholder approval under the Listing Rules by virtue of its size. If passed, the Resolution will approve the State Placing, the underwriting of the Rights Issue by the NPRFC and the entry into the Transaction Agreement and authorise the Directors and any member of the Group to implement and complete the provisions of the Transaction Agreement and to perform the obligations of the Group arising under the Transaction Agreement. It will also authorise the Directors and any member of the Group to perform the obligations of the Group arising under the Contingent Capital Instrument, if required.

Under the terms of the Contingent Capital Instrument, the lowest price at which it may convert into units of Ordinary Stock is €0.05. The purpose of Resolution 2 is to effect the Renominalisation by reducing the nominal value of the units of Ordinary Stock held by Stockholders from €0.10 per unit to €0.05 per unit in order to help ensure that the conversion price of the Contingent Capital Instrument can, if necessary, be less than € 0.10. Resolution 2 is proposed as a special resolution.

Resolution 3 proposes the increase in the Bank's authorised ordinary capital stock from 24 billion units of Ordinary Stock (as sub-divided by Resolution 2) to 90 billion units of Ordinary Stock and from 108 billion units of Deferred Stock (as sub-divided by Resolution 2) to 228 billion units of Deferred Stock, which will create the additional unissued capital necessary to implement the Proposals.

Resolution 4 proposes to authorise the Directors to issue up to 90 billion units of Ordinary Stock and including 100% of the nominal amount of the Ordinary Stock of the Bank as enlarged by Resolution 3 and not previously allocated required pursuant to the State Placing, the Rights Issue, conversion of the Contingent Capital Instrument and the Debt for Equity Offers on a non-pre-emptive basis.

Resolution 5 proposes to authorise the Directors to issue the Allotment Instruments to those participants in the Debt for Equity Offers who elect to receive units of Ordinary Stock.

Resolution 6 authorises the issue of units of Ordinary Stock pursuant to the State Placing at at a price of €0.10 per unit of Ordinary Stock and the issue of units of Debt for Equity Stock pursuant to the Debt for Equity Offers at a price within the range of €0.1130 to €0.1176 per unit of Ordinary Stock on a non-pre-emptive basis (including where such issue price is at a discount of more than 10% to the middle market price per unit of Ordinary Stock at the date the issue price is announced (in the case of the Debt for Equity Offers) or at the date the State elects to proceed with the State Placing (in the case of the State Placing). The €0.10 issue price under the State Placing represents the basis, as of the date of this Circular, on which the NPRFC is prepared to support the Proposals and is the same as the underwriting price pursuant to the Rights Issue. The Directors believe that the mechanism for determining the Ordinary Stock issue price under the Debt for Equity Offers uses a formula based on reasonable market practice for debt for equity transactions of this nature. This resolution is required pursuant to rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and rule 9.5.10(1)R of the Listing Rules of the UK Listing Authority since the issue price of the units of Ordinary Stock pursuant to the State Placing and the Debt for Equity Offers could represent a discount of more than 10% to the middle market price of the Ordinary Stock at the time the final terms are announced.

Resolutions 1 to 6 are interconditional, which means that none of these Resolutions will be deemed to be passed unless all of these Resolutions are passed.

19.   Action to be taken by Stockholders

A Form of Proxy is enclosed which covers the Resolutions to be proposed at the EGC and which is for use by the holders of Ordinary Stock.

Completed Forms of Proxy should be returned in accordance with the instructions printed on them as soon as possible, but in any event no later than 11.00 a.m. on 9 July 2011. In addition, it is possible to appoint and instruct your proxy electronically by following the instructions on the enclosed Form of Proxy. Completion of Forms of Proxy will not prevent you from attending and voting at the EGC if you so wish. To appoint more than one proxy (each of whom must be appointed to exercise rights attached to the different units of stock held by you), see Note 2 on the front of the Form of Proxy.

Voting at the EGC in respect of the Resolutions will be conducted by way of a poll. The Directors believe it is important that the intentions of all members who register a vote are fully taken into account. Voting on a poll is more transparent and equitable, since it allows the votes of all Stockholders who wish to vote to be taken into account, and it reflects evolving best practice. Stockholders who attend the EGC will still be able to ask questions relevant to the business of the EGC prior to voting on the Resolutions.

20.   Importance of the Resolutions relating to the Proposals

The State's agreement to underwrite the Rights Issue under the Transaction Agreement and to subscribe for the Contingent Capital Instrument is conditional on the approval of Resolutions 1 to 6, and therefore, if each of Resolutions 1 to 6 are not approved, the State Placing, the underwriting of the Rights Issue and the issue of the Contingent Capital Instrument will not proceed. In addition, since it is a term of the equity exchange component of the Debt for Equity Offers that each of Resolutions 1 to 6 is approved, the equity exchange component of the Debt for Equity Offers will not complete if these Resolutions are not approved. Since Stockholder approval is not required to complete the Debt for Equity Offers in respect of the bondholders accepting the cash option, the completion of this aspect of the Debt for Equity Offers will proceed even if the Resolutions are not approved.

The Court believes that if Resolutions 1 to 6 are not approved by Stockholders at the EGC, the Group would be unable to meet the capital requirements set by the Central Bank by the deadline of 31 July 2011. Due to the commitments given by the State in respect of bank capitalisation in the EU/IMF Programme, such an outcome could lead to the Minister making an application to the High Court pursuant to the Stabilisation Act for a direction order permitting a mandatory capital injection into the Bank by the State. If such an order were to be granted by the High Court, the Directors believe that the resulting capital injection by the State would be likely to have severe adverse implications for the value of units of existing Ordinary Stock and Preference Stock, including the very significant dilution of Ordinary Stockholders' proportionate holdings in the Bank. A mandatory capital injection would result in the Government, through the NPRFC, obtaining a significant majority stake in the Bank. This will result in an insufficient number of units of Ordinary Stock being in public hands and/or other breaches of the Bank's general continuing obligations and requirements under the Listing Rules, either of which would result in the Bank being ineligible for listing on the Official Lists. Ineligibility for listing would adversely impact the marketability, liquidity and value of the units of Ordinary Stock. If the requisite Core Tier 1 Capital is not generated by 31 July 2011, then this could have material adverse effects for the Group as it may form grounds for action by the Central Bank, including the restriction or suspension of the Group's business.

21.   Recommendation from the Court of Directors

The Court of Directors, which has been so advised by Credit Suisse, the Bank's independent financial adviser, considers the State Placing, the Rights Issue, the issue of the Contingent Capital Instrument and the Government Transaction (which constitutes, among other things, the entry into the Transaction Agreement, the State Placing, the underwriting of the Rights Issue by the NPRFC and the payment of fees to the NPRFC and/or the Minister under the Transaction Agreement), being a related party transaction for the purposes of the Listing Rules to be fair and reasonable so far as the Stockholders are concerned. The equity conversion component of the Debt for Equity Offers is contingent on the State Placing, Rights Issue, the issue of the Contingent Capital Instrument and the Government Transaction being approved by Stockholders. In providing advice to the Court of Directors, Credit Suisse has taken into account the Court of Directors' commercial assessments of the State Placing, the Rights Issue, the Debt for Equity Offers, the issue of the Contingent Capital Instrument and the Government Transaction (which constitutes, among other things, the entry into the Transaction Agreement, the State Placing, the underwriting of the Rights Issue by the NPRFC and the payment of fees to the NPRFC and/or the Minister under the Transaction Agreement).

The Court of Directors considers the State Placing, the Rights Issue, the Debt for Equity Offers, the issue of the Contingent Capital Instrument and the Government Transaction (which constitutes, among other things, the entry into the Transaction Agreement, the State Placing, the underwriting of the Rights Issue by the NPRFC and the payment of fees to the NPRFC and/or the Minister under the Transaction Agreement) and the Renominalisation to be in the best interests of the Stockholders as a whole. Accordingly, the Court of Directors recommends that Stockholders vote in favour of Resolutions 1 to 6 at the EGC.

Mr. Tom Considine and Mr. Joe Walsh, the two Directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme, have not taken part in the Court of Directors' consideration of the State Placing (including the potential issue of Ordinary Stock at a discount of greater than 10% to the middle market price pursuant to the State Placing), the Rights Issue, the issue of the Contingent Capital Instrument and the Government Transaction (which constitutes, among other things, the entry into the Transaction Agreement, the underwriting of the Rights Issue by the NPRFC and the payment of fees to the NPRFC and/or the Minister under the Transaction Agreement), will not vote on either Resolutions 1 or 6 at the EGC and will take all reasonable steps to ensure that their associates will not vote on either Resolutions 1 or 6.

PART II
CAPITALISATION AND INDEBTEDNESS

1.     Capitalisation and indebtedness

The tables below show the capitalisation and indebtedness of the Group as at 31 December 2009, as at 31 December 2010 and as at 31 March 2011.

Capitalisation

	31 March 2011	31 December 2010	31 December 2009
	(unaudited) million	(audited) million	(audited) million
Capital Stock—authorised
Euro	€	€	€
24 billion units of €0.10 of ordinary stock	2,400	2,400	—
2 billion units of €0.54 of deferred stock	1,080	1,080	—
2 billion units of €0.64 of ordinary stock	—	—	1,280
100 million units of non-cumulative preference stock of €1.27 each	127	127	127
100 million units of undesignated preference stock of €0.25 each	25	25	25
3.5 billion units of non-cumulative preference stock (2009 Preference Stock) of €0.01 each	35	35	35
Stg£	Stg£	Stg£	Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25	25
US dollar	US$	US$	US$
8 million units of non-cumulative preference stock of US$25 each	200	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25	25
Capital Stock—Allotted and fully paid	€	€	€
5.294 billion units of ordinary stock of €0.10 each	529	529	—
1.211 billion units of deferred stock of €0.54 each	654	654	—
993 million units of ordinary stock of €0.64 each	—	—	636
27.7 million units of treasury stock of €0.10 each	2	2	—
33.2 million units of treasury stock of €0.64 each	—	—	21
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3	3
3 million units of non-cumulative preference stock of €1.27 each	4	4	4
1.837 billion (31 December 2009: 3.5 billion) units of non-cumulative preference stock of €0.01 each (2009 Preference Stock)	18	18	35
Reserves	5,683	6,156	5,775
Own stock held for the benefit of life assurance policyholders	(14)	(15)	(87)

Total Stockholders' equity	6,879	7,351	6,387

Source: December 2009 Annual Report, 2010 Annual Report and unaudited internal management information for 31 March 2011.

Group Indebtedness

	31 March 2011	31 December 2010	31 December 2009
	(unaudited) €m	(audited) €m	(audited) €m
Subordinated liabilities
Undated subordinated liabilities	756	769	1,521
Dated subordinated liabilities	1,889	2,006	4,532

Total subordinated liabilities	2,645	2,775	6,053

Debt securities
Debt securities in issue	22,992	28,148	42,672
Liabilities held at fair value through profit or loss (Debt securities)	524	545	472

Total Debt securities	23,516	28,693	43,144

Total indebtedness	26,161	31,468	49,197

Source: Extracted without material adjustment from December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

2.     Cash flow analysis

The cash flow analysis of the Group for (i) the year ended 31 March 2009 is set out on pages 106 to 107 of the 2009 Annual Report, (ii) the nine months ended 31 December 2009 is set out on pages 154 to 155 of the December 2009 Annual Report, (iii) the year ended 31 December 2010 is set out on pages 194 to 195 of the 2010 Annual Report, such pages being incorporated by reference into this Circular.

3.     Capital Resources

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy.

The capital adequacy requirements advised by the Central Bank which reflect the requirements as set out in the Capital Requirements Directive and its preceding directives, as well as specific requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are not breached.

Bank of Ireland (UK) plc is authorised and licensed by the FSA and is required to meet the regulatory capital requirements of the FSA and in the event of any shortfall, the required capital would need to be provided by the Group.

The Group also looks at other methodologies of capital measurement including the capital definitions set out by rating agencies. It also calculates economic capital based on its own internal models as part of its Internal Capital Adequacy Assessment Process under Pillar II of the Capital Requirements Directive described below. Economic capital measures the Group's internal assessment of the loss absorbing Tier 1 Capital that is required to support the risk profile of its business.

The Group aims to meet its objectives in terms of capital management through the maintenance of capital ratios above the minimum levels and targets advised by the Central Bank and also relative to the targets set by the Central Bank and market expectations for banks with its business profile. Regulatory and market expectations regarding capital ratios for banks have risen following the rise in loss expectations across the international banking industry, driven by exposures to assets vulnerable to the downturn in residential and commercial property prices and the deteriorating economic climate.

The Group's regulatory capital includes the Group's Stockholders' funds (which includes €1.8 billion 2009 Preference Stock issued to the NPRFC) together with perpetual and dated subordinated securities with appropriate regulatory adjustments and deductions applied.

Regulatory adjustments applied when calculating the Core Tier 1 Capital include replacing the IAS 19 pension deficit with deductions of either three or five years supplementary contributions, removing AFS reserves and cash flow hedge reserves from Core Tier 1 Capital and also deducting goodwill and other intangible assets from Core Tier 1 Capital.

The adjustments applied in respect of the Tier 1 Capital and Tier 2 Capital, taken equally from Tier 1 Capital and Tier 2 Capital, include a deduction with respect to the difference between expected losses and actual provisions on Internal Ratings Based Approach ("IRBA") portfolios, first losses on securitisations and investments in financial services companies (other than Bank of Ireland Life) which are excluded from the Group consolidation. IBNR provisions on standardised portfolios are included in Tier 2 Capital. An adjustment is applied to total capital in respect of the investment in Bank of Ireland Life.

Capital Adequacy Requirements

The Group's capital management policy has been developed within the supervisory requirements of the Central Bank.

The Capital Requirements Directive ("CRD") which came into force from 1 January 2007 through the implementation of the Banking Consolidation Directive and the Capital Adequacy Directive, introduced significant amendments to the existing capital adequacy framework. The implementation of the CRD results in a more risk sensitive approach to the derivation of a bank's capital requirements.

The CRD is divided into three sections commonly referred to as pillars. Pillar 1 introduced the Internal Ratings Based Approach ("IRBA") which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of the IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the standardised approach (i.e. using risk weightings prescribed by asset class in the CRD), which is a more granular approach to the calculation of risk weightings than under Basel I, albeit less granular than under IRBA. At 31 December 2010, the Group applied the foundation IRBA and retail IRBA to 75% (66% at 31 December 2009) of its exposures which resulted in 73% of credit Risk Weighted Assets being based on IRBA (44% at 31 December 2009) (Source: unaudited internal management information).

Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review. Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group most recently announced this information on 18 June 2010.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

The following table outlines the components of the Group's capital together with key capital ratios as at 31 December 2009, 31 December 2010 and 31 March 2011. The information for 31 December 2009, 31 December 2010 and 31 March 2011 contained in this table is extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management reports for 31 March 2011.

	31 March 2011	31 December 2010	31 December 2009
	(unaudited) €m	(audited) €m	(audited) €m
Share capital and reserves	6,937	7,407	6,437
Regulatory retirement benefit obligation adjustments	270	424	1,632
Available for sale reserve and cash flow hedge reserve	1,063	1,063	1,118
Goodwill & other intangible assets	(426)	(435)	(488)
Preference stock and warrants	(1,876)	(1,877)	(3,521)
Other adjustments	(597)	(782)	80

Equity Tier 1 Capital	5,371	5,800	5,258
Preference stock	60	60	59
2009 Preference stock and warrants	1,816	1,817	3,462

Core Tier 1 Capital	7,247	7,677	8,779
Innovative hybrid debt	296	299	752
Non-innovative hybrid debt	278	280	574
Supervisory deductions	(622)	(580)	(454)

Tier 1 Capital	7,199	7,676	9,651

Tier 2 Capital
Undated loan capital	176	183	225
Dated loan capital	1,864	2,018	3,716
IBNR provisions	240	174	772
Revaluation reserves	14	14	40
Supervisory deductions	(622)	(580)	(454)
Other adjustments	54	54	11

Tier 2 Capital	1,726	1,863	4,310

Total Capital before supervisory deductions	8,925	9,539	13,961

Supervisory deductions
Life and Pensions Business	(770)	(816)	(797)

Total capital	8,155	8,723	13,164

Risk Weighted Assets (RWA)—Basel II
Risk Weighted Assets
Credit risk	66,772	71,403	89,785
Market risk	1,764	1,964	2,133
Operational risk	5,678	5,678	6,415

Total Risk Weighted Assets	74,214	79,045	98,333

Key Capital Ratios
Equity Tier 1 Capital Ratio (Core Tier 1 less Preference Stock)	7.2%	7.3%	5.3%
Core Tier 1 Capital Ratio	9.8%	9.7%	8.9%
Tier 1 Capital Ratio	9.7%	9.7%	9.8%
Total Capital Ratio	11.0%	11.0%	13.4%

Source: Extracted without material adjustment from December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

In June 2009 the Group announced the successful completion of a debt re-purchase programme of €1.7 billion equivalent of euro, Sterling and US Dollar denominated non-Core Tier 1 securities. This initiative increased the Equity Tier 1 Capital by €1 billion.

On 19 January 2010, following communications from the European Commission that the Group should not make coupon payments on its Tier 1 Securities and Upper Tier 2 Securities unless under a binding legal obligation to do so, the Group announced that the non-cumulative distribution on the LP2 Securities and the LP3 Securities, which would otherwise have been payable on 1 February 2010 and 4 February 2010 respectively, would not be paid. The effect of this decision by the Group was to trigger the "dividend stopper" provisions of the LP2 Securities. Under the "dividend stopper", the Group was precluded, for a period of one calendar year, from and including 1 February 2010, from declaring and making any distribution or dividend payments on its Ordinary Stock, the 1992 Preference Stock, the 2009 Preference Stock, the Hybrid/Preferred Securities and the ACSM Hybrids. The Group issued the NPRFC Coupon Ordinary Stock to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock on 20 February 2010.

On 11 February 2010 the Group completed the exchange of certain Lower Tier 2 Securities for a new series of longer dated Lower Tier 2 Securities. This yielded a gain to Equity Tier 1 Capital and Core Tier 1 Capital of €405 million whilst leaving the total capital position unchanged. €1.62 billion in nominal value of Lower Tier 2 Securities were exchanged for €1.2 billion in nominal value of higher coupon Lower Tier 2 Securities, giving rise to the €405 million gain.

On 9 June 2010 the Group completed the 2010 Capital Raising. This capital initiative generated net additional equity for the Group of €2.94 billion. Within this capital raising, the exchange of Non Core Tier 1 and 1 Upper Tier 2 Security for equity yielded a gain to Equity Tier 1 Capital and Core Tier 1 Capital of €300 million whilst leaving the total capital position unchanged. €871 million in carrying value of Non Core Tier 1 and Upper Tier 2 Securities were exchanged for €588 million in equity giving rise to the €300 million gain.

On 16 September 2010 the Group completed the exchange of a Canadian Dollar Lower Tier 2 Security for new longer dated Canadian Dollar Lower Tier 2 Security. This yielded a gain of €25 million from €132 million in nominal value of Lower Tier 2 Securities, which were exchanged for €107 million in nominal of value of new Lower Tier 2 Securities, leaving the total capital position unchanged.

On 17 December 2010 the Group completed the exchange of certain Lower Tier 2 Securities for euro and Sterling Medium Term Notes due 2012. This yielded a gain to Equity Tier 1 Capital and Core Tier 1 Capital of €0.7 billion whilst reducing the total capital position by €0.7 billion. €1.355 billion in nominal value of Lower Tier 2 Securities were exchanged for the equivalent of €700 million of new securities.

On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian Dollar Lower Tier 2 Securities for €56 million of euro and Canadian Dollar Medium Term Notes due in 2012. This generated Core Tier 1 Capital of €46 million whilst reducing Total Capital by €56 million.

Under the Approved 2010 EU Restructuring Plan, the Group committed not to make discretionary payments of coupons on hybrid capital securities on or before 31 January 2011. Following the expiry of this commitment, on 1 February 2011 the Group paid the deferred coupon and interest payable in respect of the ACSM Hybrids. In light of the lifting of the "dividend stopper", the Group also paid the distribution payable in respect of the LP2 Securities and the LP3 Securities on 1 February and 4 February 2011.

On 8 June 2011, the Bank launched the Debt for Equity Offers pursuant to which the holders of €2.6 billion in nominal value of Tier 1 and Tier 2 Securities (known as "Eligible Debt Securities") were provided the opportunity to exchange these securities for cash or for new units of Ordinary Stock. The deadline for receipt of tenders for the Debt for Equity Offers (other than the Canadian Dollar 2015 Notes) is 7 July 2011. It is expected that the results of the Debt for Equity Offers, including incremental Core Tier 1 Capital generated, will be announced on 8 July 2011. The completion of the equity component of the Debt for Equity Offers is conditional on Stockholder approval at the Extraordinary General Court to be held on 11 July 2011.

Impact of NAMA on Capital

During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of gross assets (before impairment provisions) to NAMA. The nominal consideration receivable for these assets amount to €5.2 billion resulting in a gross discount of 44%. The gross discount on assets sold to NAMA exceeds the estimate as outlined in the Minister for Finance's Statement on Banking issued on 30 September 2010, which was based on a forecast provided to the Minister by NAMA at that time. At 31 December 2010, the Group held €0.9 billion of assets (before impairment provisions) eligible for transfer to NAMA, where an individual customer/sponsor has an exposure of greater than €20 million. As at 30 April 2011, the Group held €1.0 billion of assets (before impairment provisions) expected to transfer to NAMA, representing an increase of €0.1 billion from 31 December 2010 attributable to the identification by NAMA of additional assets required to transfer (Source: unaudited internal management information). The Group expects that the final discount on the transfer of these assets to NAMA will be less than the average on assets sold prior to 31 December 2010.

As announced by the Minister for Finance on 15 April 2011, all existing land and development loans of less than €20 million will not transfer to NAMA. Consequently, the Group believes that remaining land and development loans will be retained by the Group as non-core assets to be delevered or sold over time. However, the Group is required to submit contingency plans to the Government to meet the deleveraging targets under the PLAR. If these plans are not deemed feasible, the Government has stated that, if it believes that the Group requires alternative methods to meet the deleveraging targets under the PLAR, it may reconsider transferring the land and development loans of less than €20 million to NAMA.

March 2011 PCAR

The March 2011 PCAR undertaken by the Central Bank was a stress test of the capital resources of the Group under an adverse stress scenario, undertaken in order to calculate the capital required to meet the Central Bank's minimum regulatory capital requirements. It included an assessment of potential loan losses over a three year (2011-2013) time horizon under base case and stress scenarios using external assumptions and methodologies.

The Central Bank engaged external consultants, BlackRock Solutions ("BlackRock"), to carry out the loan loss assessment used to calculate the capital requirements for the March 2011 PCAR, with Boston Consulting Group (BCG) providing an independent assessment on the work performed by BlackRock to assess, among other things, that they were sufficiently conservative in output.

The March 2011 PCAR Core Tier 1 Capital requirement has been set with the objective of addressing the following:

•
the higher capital ratios required by the Central Bank of a minimum Core Tier 1 Capital Ratio of 10.5% on an ongoing basis and a minimum Core Tier 1 Capital Ratio of 6% under the adverse stress scenario;

•
an additional Core Tier 1 Capital regulatory buffer of €0.5 billion reflecting additional conservatism;

•
the adverse stress scenario loan loss estimates based on BlackRock's methodology;

•
the potential transfer of further loans to NAMA applying what the Central Bank described as haircuts (discounts) "in line with the haircuts applied under NAMA transfers during 2010"; and

•
what the Central Bank described as a "prudent" estimate of losses arising from deleveraging under an adverse stress scenario.

As with any stress test, the adverse stress scenario is designed to cover "what-if" situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail. If the additional potential loan losses in the adverse stress scenario do not materialise, the Group should significantly exceed the 10.5% minimum Core Tier 1 Capital Ratio as required by the Central Bank.

The result of the March 2011 PCAR is that the Group is required to generate additional Core Tier 1 Capital of €4.2 billion (including a regulatory buffer of €0.5 billion) and €1.0 billion in contingent capital. This supersedes the additional required capital announced by the Central Bank on 28 November 2010. Following the March 2011 PCAR, the Group's incremental Core Tier 1 Capital requirement comprises of the following:

Factors driving the additional Core Tier 1 Capital requirement for the Group	€ billion
Higher minimum Core Tier 1 Capital Ratio requirements of 10.5% (previously 8%) announced on 28 November 2010 to include the transfer of further loans to NAMA and deleveraging impacts	2.2
Additional losses on sales of assets to NAMA, and subordinated debt impairment	0.2
Offset by capital generated by the Group from liability management initiatives and business disposals between 28 November 2010 and 31 March 2011	(0.8)
March 2011 PCAR	2.2
Other items (net)	(0.1)

Sub-total	3.7
Regulatory Buffer	0.5

Total Equity Capital Requirement	4.2

When generated, the additional Core Tier 1 Capital required by the March 2011 PCAR will lead to the Group being strongly capitalised with a pro forma Core Tier 1 Capital Ratio of 15.4% at 31 December 2010.

The €1.0 billion of contingent capital required will be raised via the issue to the State of the Contingent Capital Instrument and which, under certain circumstances, would convert in its entirety to Core Tier 1 Capital in the form of Ordinary Stock.

EBA stress testing

The EBA is required, in cooperation with the European Systemic Risk Board (ESRB), to initiate and coordinate EU-wide stress tests to assess the resilience of financial institutions to adverse market developments. Building on experience of two previous EU-wide stress tests undertaken by the EBA's predecessor, the Committee of European Banking Supervisors (CEBS), the EBA is conducting a stress test on a wide sample of banks (including the Group) in the first half of 2011. This exercise is being undertaken in coordination with national supervisory authorities, the ESRB, the European Central Bank (ECB) and the European Commission.

The Group is subject to this test and the exercise is being carried out between March 2011 and June 2011. After a series of national supervisory authority reviews all results will be submitted centrally to the EBA. These results will undergo an extensive quality control and peer review process that will involve further interaction with national supervisory authorities and relevant banks as appropriate.

The final set of results will be reviewed by the EBA's Board of Supervisors before expected publication in June 2011. The stress test is one of a range of supervisory tools used for assessing the resilience of individual financial institutions as well as the overall resilience of the system. The exercise is conducted on a bank-by-bank basis and the objective of the stress test is to assess the resilience of the EU banking system, and the specific solvency of individual financial institutions, to hypothetical stress events under certain restrictive conditions imposed by supervisors.

Capital Resources

Capital strategy is integrated into the overall strategy of the Group reflecting its importance to the operations of the Group.

The Group has a portfolio approach to its businesses to ensure that optimum returns are targeted and earned with a focus on ensuring growth in value enhancing activities. New lending activity and transactions are subject to RAROC (risk adjusted return on capital) return criteria.

The following table sets out the Group's capital resources:

	31 March 2011	31 December 2010	31 December 2009
	(unaudited) €m	(audited) €m	(audited) €m
Stockholders' funds
Equity (including other equity reserves)	6,854	7,326	6,345
Non-cumulative preference stock	25	25	42
Minority interests—equity	58	56	50
Undated loan capital	756	769	1,521
Dated loan capital	1,889	2,006	4,532

Total capital resources	9,582	10,182	12,490

Source: Extracted without material adjustment from December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

In the 12 month period ended 31 December 2010 the Group's total capital resources reduced by €2.3 billion to €10.2 billion. The movements in total capital resources were driven by movements in equity, undated and dated loan capital. The increase in equity was driven by a number of factors including the 2010 Capital Raising initiatives which increased equity by €1.3 billion (net of 2009 (NPRFC) preference stock converted to ordinary stock); a gain of €0.4 billion due to changes in actuarial assumptions in the defined benefit pension schemes offset by an after tax loss of €0.6 billion (driven by impairment charges on loans and advances to customers and losses incurred on the sale of assets to NAMA). The reduction in undated and dated loan capital of €0.8 billion and €2.5 billion, respectively, resulted from a series of liability management exercises of subordinated debt securities which reduced subordinated capital by €2.4 billion together with the redemption of a further €0.75 billion of subordinated debt securities.

In the 3 month period ended 31 March 2011, the Group's total capital resources reduced by €0.6 billion to €9.6 billion. The movements in total capital resources were primarily driven by movements in equity and dated loan capital. The decrease in equity of €0.47 billion is driven by a number of items including; an after tax loss in the period of €0.2 billion; the payment by the Group of dividends totaling €0.22 billion on its euro and sterling preference stock and in respect of 2009 Preference Stock held by the NPRFC; movements of €0.14 billion in the foreign exchange reserve; offset by, an actuarial gain on defined pension benefit schemes of €0.1 billion. The reduction in dated loan capital of €0.1 billion resulted primarily from the exchange of securities with a nominal value of CAD$138 million to new senior debt securities in February 2011.

The cost and availability of subordinated debt is influenced by credit ratings. A reduction in the ratings assigned to the Group's securities could increase financing costs and reduce market access. The credit ratings of the Group, some of which were downgraded during the year, at 16 June 2011, the last practicable date prior to the publication of this Circular were as follows:

Senior Debt	Long-Term (Outlook)/Short-Term (Outlook)
Moody's Investor Service	Baa2 (Deposit Rating Ba1)(Negative) /N-P (Not Prime) (Deposit Rating N-P)(N/A)
Standard & Poor's	BB+ (Creditwatch Negative)/B (Creditwatch Negative)
Fitch	BBB (Negative)/F2 (N/A)
DBRS	BBB high (Negative)/R-2 high (Negative)

Depending on the degree of subordination, the ratings assigned to subordinated loan capital will be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by the Bank and information obtained by the rating agencies from other sources. The ratings are accurate only as of 16 June 2011, the last practicable date prior to the publication of this Circular, and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information.

4.     Liquidity Management, Liquidity Risk and Funding Strategy

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and / or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds.

Liquidity risk arises from differences in timing between cash inflows and outflows. Cash inflows are driven, among other things, by the maturity structure of loans and investments held by the Group, while cash outflows are driven by the term of the debt issued by the Group and the outflows from deposit accounts held for customers.

Liquidity risk can increase due to the unexpected lengthening of maturities or non-repayment of assets, a sudden withdrawal of deposits or the inability to refinance maturing debt which are often associated with times of distress or adverse events such as a credit rating downgrade(s) or economic or financial turmoil.

The Group's exposure to liquidity risk is governed by policy approved by the Court and the Group Risk Policy Committee ("GRPC"). The operation of this policy is delegated to the Group's Asset and Liability Committee ("ALCO") who are responsible for monitoring the liquidity risk of the Group and for the development and monitoring of liquidity policy. Under ALCO, Bank of Ireland Global Markets is responsible for the day to day execution of the Group's wholesale liquidity position under the direction of the Group treasurer.

The objective of the Group's liquidity management policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due.

Liquidity management within the Group focuses on the overall balance sheet structure, the control, within prudent limits, of risk arising from the mismatch of maturities of assets and liabilities across the balance sheet and the risks arising from undrawn commitments and other contingent obligations.

The following table provides the maturity analysis of the Group's financial assets and liabilities as at 31 December 2010:

	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets	9,900	15,501	12,723	44,052	76,550	158,726

Liabilities	33,551	60,534	14,816	23,328	11,202	143,431

Source: extracted without material adjustment from the 2010 Annual Report.

Liquidity management within the Group consists of two main activities:

•
Tactical liquidity management focuses on monitoring current and expected future daily cashflows to ensure that the Group's liquidity needs can be met. This takes into account the Group's access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and contingent assets that can be quickly and easily converted into funding to cover unforeseen cash outflows.

•
Structural liquidity management focuses on assessing the optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy.

In addition, the Group is required to comply with the liquidity requirements applied by the Central Bank and with the requirements of local regulators in those jurisdictions in which the liquidity requirements apply to the Group. The Central Bank requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of the expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 to 30 day time horizon. The Group has implemented a series of internal measures that are more restrictive than these minimum regulatory requirements. Compliance with the regulatory liquidity ratios prescribed by the Central Bank can be adversely impacted by a range of factors including the term of borrowings, the split between unsecured and secured funding and the mix of liquidity facilities made available by Monetary Authorities including the Central Bank. Notwithstanding the Group's more restrictive internal liquidity measures described above, it has experienced two temporary breaches of the prescribed Central Bank liquidity limits. The first of these occurred on 14 January 2011. Against a Central Bank limit of 100% cover for 0 to 8 day cashflows the Group's cover fell to 84.6% at its lowest, before being resolved on 28 January 2011. The second occurred on 6 April 2011. Against the Central Bank 90% limit for 8 to 30 day cashflows, the Group's cover fell to 74.1% at its lowest, before being resolved on 20 April 2011. The breaches have been associated with the contraction in the availability of unsecured wholesale funding and changes in the eligibility criteria of the ECB, resulting in increased usage of shorter term Monetary Authority funding. The Group has notified the Central Bank of the likelihood of a further liquidity breach in the month of June 2011. The actions agreed with the Central Bank to delever the balance sheet post the PLAR exercise are expected to reduce the Group's funding and liquidity risk and ensure ongoing compliance with regulatory liquidity ratios.

As a result of contraction in the availability of unsecured wholesale funding and the deposit outflows experienced in the second half of 2010, the Group's reliance on Monetary Authority funding has increased significantly. The Group is currently dependent on secured funding from the ECB of €22 billion (net) at 31 March 2011 from € 23 billion (net) at 31 December 2010 and €11 billion (net) at 31 December 2009 and emergency liquidity assistance from the Central Bank of €9 billion at 31 March 2011 from €8 billion at 31 December 2010 and nil at December 2009. Further details of wholesale funding, including Monetary Authority funding are set out in paragraph 4 (Liquidity Management, Liquidity Risk and Funding Strategy) of this Part III under the headings "Funding and Liquidity Support" and "Wholesale Funding" (Source: internal unaudited management information).

Bank of Ireland (UK) plc is subject to FSA liquidity regulations, including the requirement to hold liquid assets for its use which cannot be used by other members of the Group for other purposes. The targeted lending and deposit growth in Bank of Ireland (UK) plc (including the requirement to hold adequate liquid assets in Bank of Ireland (UK) plc) forms part of the Group's overall plan to achieve the PLAR targets, including the required loan to deposit ratio. Bank of Ireland (I.O.M.) Limited is subject to similar liquidity regulations set by the Isle of Man Financial Supervision Commission.

While liquidity conditions are presently constrained, the Group, in the normal course, aims to maintain funding diversification, minimise concentration across the Group's various funding sources and control the level of reliance on total short-term wholesale sources of funds.

The largest single source of funding for the Group is customer deposits which comprises demand deposits, current accounts, notice and term deposits. Together these account for 42% of the funding of the balance sheet of the Group as at 31 December 2010 (excluding Bank of Ireland Life funds held on behalf of policyholders). Customer deposits amounted to €65 billion at 31 December 2010 compared to €85 billion at 31 December 2009. Medium term growth in the Group's lending activities will depend, in part, on the availability of customer deposits on appropriate terms (consistent with applicable regulatory constraints), for which there is vigorous competition.

A significant proportion of customer deposits are repayable on demand or at short notice although the Group manages these deposits on a "behavioural life" basis (that is based on precedent and the Bank's experience) in common with other banks (€50 billion of total customer deposits as at 31 December 2010 had a residual contractual maturity of less than 3 months). However, the Court believes that the Group's strong customer relationship focus and product range, together with the nature and geographic spread of its customer base, are generally mitigating factors against deposit outflows. The Group's wholesale funding (including funding from Monetary Authorities) programmes account for a further 45% of the Group's funding requirements as at 31 December 2010 (excluding Bank of Ireland Life funds held on behalf of policyholders) and cover diverse geographies and a range of different investor types.

The funding programmes that the Group has available are as follows:

•
ECP programmes (European Commercial Paper): securities issued pursuant to the ECP programmes are either guaranteed or unguaranteed and are available from 1 month to 12 month maturities in a range of core and non-core currencies including EUR, GBP, USD, CHF, CAD, HKD, JPY, AUD, NZD, SEK, NOK;

•
USCP programmes (US Commercial Paper): securities issued pursuant to the USCP programmes are either guaranteed or unguaranteed and available from 1 month to 12 month maturities in USD;

•
YCD facilities (Yankee Certificate of Deposit): securities issued pursuant to the YCD facilities are either guaranteed or unguaranteed and available from 1 month to 5 year maturities in USD. There are a range of structures available;

•
LCD (London Certificate of Deposit): securities issued pursuant to the LCD are guaranteed and available in 1 month to 5 year maturities in a range of core and non-core currencies including EUR, GBP, USD, CHF, CAD, HKD, JPY, AUD, NZD, SEK, NOK. There are a range of structures available;

•
€25 billion EMTN (euro Medium Term Note) programme: securities issued pursuant to the EMTN are either guaranteed or unguaranteed. The EMTN facilitates the issuance of senior unsecured term securities in all currencies and in a range of structures. Lower Tier 2 Securities (in all currencies) are also issued pursuant to the EMTN;

•
€5 billion EMTN/section 144A programme: The EMTN/section 144A programme was set up in January 2010 for issues of securities under the ELG Scheme. This programme facilitates the issuance of guaranteed senior unsecured term securities in all currencies and in a range of structures. This programme enables the issuance of securities for sale into the US domestic market;

•
€15 billion Asset Covered Security ("ACS") programme: Bank of Ireland Mortgage Bank's ACS programme enables the issuance of covered bond benchmarks and private placements backed by a pool of prime Irish residential mortgages. Issuances pursuant to this programme are in euro; and

•
BOI UK Covered Bond programme: this is a €15 billion programme.

Due to constrained liquidity conditions, utilisation of these programmes is limited. Further information is set out in the table showing the Group's funding sources on page 55 of this Circular.

In addition to its funding programmes, the Group currently accesses liquidity schemes provided by Monetary Authorities as referenced in the section entitled "Funding and Liquidity support" below.

The remainder of the Group's balance sheet is funded by capital and other liabilities.

Following the recent rating agency downgrades of the Irish sovereign credit ratings and the Group's credit ratings and in line with many other financial institutions, the Group has experienced a deterioration in funding market conditions in recent months, thereby adversely affecting the Group's funding position. At 31 March 2011, the Group had a loan to deposit ratio of 167% (excluding loans held for sale to NAMA) which represented an improvement of 8 percentage points from 175% at 31 December 2010 and a disimprovement of 26 percentage points from 141% at 31 December 2009.

Funding and Liquidity support

The global financial turmoil and constraints on liquidity experienced by financial institutions in September 2008 placed a significant strain on the funding position of banks internationally. The extremely distressed market conditions of the time led governments and Monetary Authorities such as the ECB and the Bank of England to announce a broad range of measures intended to ease the strain on the liquidity positions of banks and to reduce the level of turbulence being experienced in financial markets. The Group participates in global central bank operations as part of its normal day to day funding operations. In addition, the Group has availed of certain additional liquidity schemes introduced by central banks for all market participants during the dislocation within funding markets.

The Government, recognising the adverse impact of the global financial crisis on Irish financial institutions in accessing wholesale funding markets, and the systemic importance of certain financial institutions, including the Bank, to the Irish economy introduced the CIFS Guarantee Scheme on 30 September 2008 which guaranteed the deposits and certain liabilities of covered institutions and expired on 29 September 2010.

The ELG Scheme facilitates participating institutions issuing debt securities and taking deposits which have a maturity of up to five years, provided the relevant liabilities are incurred during the Issuance Window. The ELG Scheme had an original expiry of 29 September 2010. The ELG Scheme was approved by the European Commission under the EU State aid rules on 20 November 2009. On 9 December 2009, the Minister for Finance commenced the ELG Scheme which is subject to six-monthly State aid approval by the European Commission. The Bank announced on 11 January 2010 that it and a number of its subsidiaries had joined the ELG Scheme.

On 28 June 2010, following a request from the Minister for Finance, the European Commission approved a modification of the ELG Scheme to provide a prolongation of the Issuance Window (subject to the introduction of new pricing rates for participating institutions). The Issuance Window was extended from 1 July 2010 to 31 December 2010 for (a) debt liabilities, corporate deposits and interbank deposits with a maturity of between 3 months and five years and (b) retail deposits of any duration up to five years. Additionally, the Issuance Window was extended from 1 July 2010 to 29 September 2010 for debt liabilities, interbank deposits and corporate deposits with a maturity of less than 3 months.

On 22 September 2010, following a request from the Minister for Finance, the European Commission approved a modification of the ELG Scheme to provide a prolongation of the Issuance Window from 29 September 2010 to 31 December 2010 (subject to an increase in fees for participating institutions) for debt liabilities, interbank deposits and corporate deposits with a maturity of less than 3 months.

The ELG Scheme was subsequently extended to 30 June 2011. On 1 June 2011, the European Commission, following an application from the Minister for Finance, granted State aid approval for the extension of the plan to 31 December 2011.

Following the downgrades of the Irish sovereign credit ratings in August 2010 and September 2010, the consequent downgrades of the Group and uncertainty in relation to whether the ELG Scheme would be extended, the Group experienced a material deterioration in funding market conditions. As a result, the Group has experienced significant outflows of rating sensitive customer deposits in its capital markets business. While retail Ireland deposit volumes have remained stable throughout 2010, the Group continues to experience strong growth in retail deposit volumes in its UK Post Office joint ventures and deposits in the Group's capital markets division have broadly stabilised since 31 December 2010, unsecured wholesale funding has been materially adversely affected.

On 10 November 2010, the Minister for Finance announced the extension of the ELG Scheme to 31 December 2011 subject to six-monthly State aid approval by the European Commission. State aid approval was given by the European Commission on 10 November 2010 for an initial extension of the Issuance Window of the ELG Scheme to 30 June 2011, in accordance with the EU Commission practice of approving Member State guarantee schemes for 6 month periods at a time.

The Group's total liabilities (excluding both equity and Bank of Ireland Life policyholder liabilities) at 31 December 2010 amounted to €147 billion. €39 billion or 27% is guaranteed under ELG Scheme with a further €35 billion or 24% guaranteed under deposit protection schemes operating pursuant to the Deposit Guarantee Schemes Directive. In the 12 months ended 31 December 2010 the cost of the State Guarantee Schemes was €343 million (an increase of €238 million when compared to the 12 month period ended 31 December 2009).

The heightened concerns regarding European sovereign debt experienced in May and June 2010 resulted in renewed instability in financial markets, adversely impacting market sentiment, restricting access to wholesale funding markets for financial institutions across Europe and increasing the market cost of credit default protection. These concerns resurfaced during the third quarter of 2010 for peripheral European countries, and particularly Ireland, due to heightened concerns in international debt markets about the level of fiscal deficits in these countries and the potential impact of these deficits on their economies.

The Group qualifies for access to the liquidity operations offered by the Monetary Authorities for so long as it meets certain eligibility criteria relating to collateral which it can provide to the Monetary Authorities. As a result of the challenging funding markets the Group has extended its usage of liquidity facilities provided by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities introduced by the Central Bank. The pool of eligible collateral with the ECB includes borrowings collateralised by the retained Bank issued Government guaranteed debt. In February 2011, Standard & Poor's, Moody's Investor Service and Fitch further downgraded the long term ratings for the Group. As a result of these downgrades, the Group's ability to obtain liquidity from certain instruments in its contingent collateral pool was negatively impacted by approximately €2 billion. The Group is currently dependent on secured funding from the ECB (€22 billion (net) at 31 March 2011, €23 billion (net) at 31 December 2010 an increase of €12 billion from 31 December 2009) and emergency liquidity assistance from the Central Bank (€9 billion at 31 March 2011, €8 billion at 31 December 2010 and nil at 31 December 2009).

The Group's compliance with regulatory liquidity ratios prescribed by the Central Bank could be adversely impacted by a range of factors including the term of borrowings, the split between unsecured and secured funding and the mix of facilities provided by the Monetary Authorities, including the Central Bank.

The Group's focus on deleveraging its balance sheet should help to reduce the Group's funding and liquidity risk in the future. In addition, the Directors believe that the Rights Issue will be supportive of the Group's ability to raise funding. A key priority for the Group is to reduce its reliance on these support schemes when market conditions improve. Details of the Group's funding structure, profile and initiatives to improve the Group's funding and liquidity position are set out in the following paragraphs.

The following table shows the Group's funding sources:

	31 March 2011		31 December 2010		31 December 2009
Summary Liabilities (excluding Bank of Ireland Life policyholder liabilities)
	€bn	%	€bn	%	€bn	%
	(unaudited)		(audited)		(audited)
Deposits from banks(1)	43	29%	41	27%	18	11%
Senior Debt/Asset Covered Securities	18	12%	23	15%	27	16%
Commercial Paper/Certificates of deposits	—	—	1	0%	10	6%
Securitisations	5	3%	5	3%	6	3%

Total wholesale funding	66	44%	70	45%	61	36%

Subordinated Debt	3	2%	3	2%	6	4%
Customer Deposits	66	44%	65	42%	85	50%
Stockholders' equity	7	5%	7	5%	6	4%
Other	8	5%	10	6%	11	6%

Total Group Funding (excluding Bank of Ireland Life Liabilities)	150	100%	155	100%	169	100%

Source: Extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

(1)
Includes secured funding obtained from the ECB (€22 billion (net) at 31 March 2011, €23 billion (net) at 31 December 2010, an increase of €12 billion from 31 December 2009 and emergency liquidity assistance from the Central Bank (€9 billion at 31 March 2011, €8 billion at 31 December 2010 and nil at 31 December 2009).

The following table provides a maturity analysis of wholesale funding:

	31 March 2011		31 December 2010		31 December 2009
Wholesale funding maturity analysis
	€bn	%	€bn	%	€bn	%
	(unaudited)		(audited)		(audited)
Less than 3 months(1)	41	62%	43	61%	23	38%
3 months to one year	6	9%	5	7%	19	31%
One to five years	16	24%	16	23%	10	16%
More than five years	3	5%	6	9%	9	15%

Total wholesale funding	66	100%	70	100%	61	100%

Source: Extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

(1)
Includes secured funding obtained from the ECB (€22 billion (net) at 31 March 2011, €23 billion (net) at 31 December 2010, an increase of €12 billion from 31 December 2009 and emergency liquidity assistance from the Central Bank (€9 billion at 31 March 2011, €8 billion at 31 December 2010 and nil at 31 December 2009).

Balance Sheet Deleverage and PLAR

In early 2009, the Group announced a number of initiatives to deleverage the balance sheet. These included the cessation of mortgage lending through the intermediary channel in the United Kingdom and putting this business, together with certain discontinued international corporate lending portfolios outside the UK, into run-off.

The PLAR, undertaken by the Central Bank together with the EU, IMF and ECB, was an assessment of measures to be implemented with a view to steadily deleveraging the banking system and reducing reliance on short term wholesale funding and liquidity support from Monetary Authorities. The PLAR has set specific funding targets for the Group consistent with the proposals developed by the Basel Committee on Banking Supervision, a forum for regular co-operation on banking supervisory matters (known as "Basel III"), and other international measures to improve the stability and quality of bank funding structures. The PLAR incorporates the Deleveraging Plan which requires a loan to deposit ratio of 122.5% for the Group by 31 December 2013. The Group's loan to deposit ratio at 31 March 2011 was 167% a decrease from 175% at 31 December 2010 having increased from 143% at 30 June 2010. (Source: internal unaudited management information).

The Deleveraging Plan envisages certain loan portfolios / lending businesses of the Group continuing to be delevered or disposed of on an orderly basis resulting in an expected reduction in the Group's total loans and advances to customers (excluding assets held for sale to NAMA and net of impairment provisions) from €114 billion at 31 December 2010 to approximately €90 billion by 31 December 2013. This will be achieved through an approximately €30 billion reduction in the Group's non-core loan portfolios of which approximately €10 billion will be in the form of asset disposals. This will equate to a reduction of approximately €24 billion due to a net increase of approximately €6 billion in core loan portfolios. Incorporated within the Core Tier 1 Capital requirement of €4.2 billion is what the Central Bank described as a "prudent" estimate of losses arising on the approximately €10 billion asset disposal under an adverse stress scenario.

The loan portfolios / lending businesses of the Group, that are being/will be delevered or disposed of over time, include:

•
Portfolios of UK mortgages that were sourced from brokers and other intermediaries;

•
Selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios; and

•
Certain international commercial investment property loan portfolios.

The Group envisages that the international portfolios will be significantly delevered or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise the value of the disposal of such assets without pressure to concede to the risk of the sale of assets in a rapid manner that would result in a lower price being obtained compared to a more orderly sale process.

Customer Deposits

Deposit gathering remains a key priority and the Group continues to leverage the potential of its extensive retail distribution platforms, both in Ireland through its 254 full time branches, in Northern Ireland through its 44 branches, and internationally through its joint ventures with the UK Post Office, its Business and Corporate Banking relationship management teams and its network of treasury offices in Dublin, the UK and the US.

	31 March 2011		31 December 2010		31 December 2009
Customer Deposit maturity analysis
	€bn	%	€bn	%	€bn	%
	(unaudited)		(audited)		(audited)
Less than 3 months	50	76%	50	77%	68	80%
3 months to one year	11	17%	11	17%	12	14%
One to five years	4	6%	4	6%	4	5%
More than five years	1	1%	—	—	1	1%

Total customer deposits	66	100%	65	100%	85	100%

Source: Extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

(1)
Material deposits held by Bank of Ireland (UK) plc.

(2)
The customer deposits for Capital Markets as at 31 March 2011 include €1.4 billion of deposits from the NTMA.

The following table provides a maturity analysis of customer deposits:

	31 March 2011		31 December 2010		31 December 2009
Customer Deposit maturity analysis
	€bn	%	€bn	%	€bn	%
	(unaudited)		(audited)		(audited)
Less than 3 months	50	76%	50	77%	68	80%
3 months to one year	11	17%	11	17%	12	14%
One to five years	4	6%	4	6%	4	5%
More than five years	1	1%	—	—	1	1%

Total customer deposits	66	100%	65	100%	85	100%

Source: Extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 31 March 2011.

Reflecting the difficult market conditions experienced in the second half of 2010, the Group has experienced significant outflows of ratings sensitive customer deposits in the capital markets business. However, despite intense competition, the Group's retail customer deposit base in Ireland has been stable throughout 2010. Retail deposit gathering activities in the joint ventures with the UK Post Office continue to perform. The recent incorporation of the Group's UK retail and commercial banking activities, into an FSA approved and licensed wholly owned subsidiary is expected to support the Group's deposit raising strategies in the UK over the medium term. The Group's deposit base decreased by €20 billion from €85 billion at 31 December 2009 to €65 billion at 31 December 2010 due principally to the €19 billion decrease in rating sensitive deposits in the Group's capital markets division and has broadly stabilised since with €66 billion at 31 March 2011.

The Group's loans to deposit ratio (excluding loans held for sale to NAMA) has increased from 141% at 31 December 2009 to 175% at 31 December 2010 and 167% at 31 March 2011.

Wholesale Funding

The heightened concerns regarding European sovereign debt experienced in May and June 2010 resulted in renewed instability in financial markets and restricted access to wholesale funding markets for financial institutions across Europe. These concerns resurfaced during the third quarter particularly for Irish sovereign debt.

Following the rating agency downgrades of the State in August 2010 and the Group in October 2010 and in line with many other financial institutions, the Group has experienced a deterioration in funding market conditions. This has resulted in a shortening of the maturity profile of wholesale funding due to limited access to Term Wholesale Funding markets and an increased reliance on secured borrowing.

As a result, the Group has extended its usage of liquidity facilities made available by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities introduced by the Central Bank.

During 2010, the Group issued €6.8 billion of Term Wholesale Funding with an average maturity of 3.3 years and an average spread of 2.4%. Wholesale funding as a percentage of the Group total funding (excluding Bank of Ireland Life policyholder liabilities) decreased to 44% (€66 billion) at 31 March 2011 from 45% (€70 billion) at 31 December 2010), compared to 36% (€61 billion) at 31 December 2009. At 31 March 2011, 29% or €19 billion of this wholesale funding was Term Wholesale Funding, compared to 32% at 31 December 2010 and 32% at 31 December 2009. (Extracted without material adjustment from the December 2009 Annual Report, the 2010 Annual Report and unaudited internal management information for 2011.)

Impact of the Proposals on Funding and Liquidity

The strengthened capital position resulting from the Proposals is expected to provide wholesale funding markets and depositors with increased confidence in the Group and support a prudent disengagement from the State Guarantee Schemes as market conditions allow.

5.     Potential impact of EU Restructuring Plan

The implementation of the Revised 2011 EU Restructuring Plan may have a negative impact on the Group's loan to deposit ratio and/or the level of wholesale funding required should a divestment be required of a business with deposits which are not matched by the level of loans transferring sufficient to retain the Group's loan to deposit ratio and may also have a negative impact on capital resources should a divestment of a business at below net book value be required, although it is anticipated that the designated divestment period should allow any negative impacts to be materially mitigated. Further details on the Revised 2011 EU Restructuring Plan are provided in paragraph 13 (EU Notification and approval and Financial Measures) of Part I (Letter from the Governor of Bank of Ireland) of this Circular.

6.     Working Capital

As discussed above, the markets for short and medium-term sources of funding on which banks rely to support their business activities remain constrained. As a result, support by the Minister for Finance and Monetary Authorities to directly supplement existing sources of funding and create the environment for an improvement in the availability of other traditional sources of funding remains necessary. Due to the uncertainties surrounding this support, the Irish Stock Exchange and the UKLA have agreed that a statement regarding the adequacy of working capital for at least the next 12 months should not be required in this document. There is, therefore, no working capital statement in this document.

PART III

ADDITIONAL INFORMATION

1.     Documents available for inspection

Paper copies of:

•
the Bye-Laws;

•
the 2010 Annual Report, the December 2009 Annual Report, the 2009 Annual Report and the 2008 Annual Report;

•
Oliver Wyman Report;

•
the Transaction Agreement, including the annex setting our the subject to contract term sheet of the Contingent Capital Instrument; and

•
this Circular,

will be available for inspection at the following addresses during normal business hours on each Business Day from the date of this Circular up to 29 July 2011:

•
the registered offices of the Bank at Bank of Ireland, 40 Mespil Road, Dublin 4, Ireland; and

•
the Bank's offices at Bow Bells House, 1 Bread Street, London EC4M 9BE, England.

They will also be available for inspection at O'Reilly Hall, UCD, Belfield Dublin 4 from at least 15 minutes prior to the Extraordinary General Court until the conclusion of that meeting.

Paper copies of:

•
the agency agreement and not purchase agreement between the State and the Bank entered into in respect of the Contingent Capital Instrument; and

•
the Minister's Letter,

will be made available for inspection at the above places once their forms are finalised.

2.     Documents incorporated by reference

The 2010 Annual Report, the December 2009 Annual Report, the 2009 Annual Report and the 2008 Annual Report are available for inspection in accordance with paragraph 1 (Documents available for inspection) of this Part III of this Circular and contains information which is relevant to the Rights Issue. These documents are also available on the Bank's website at www.bankofireland.com.

The table below sets out the various sections of such documents which are incorporated by reference into this Circular so as to ensure that Stockholders and others are aware of all information which, according to the particular nature of the Bank is necessary to enable Stockholders and others to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Bank.

Document	Section	Page numbers in such document
2010 Annual Report	Operating and Financial Review	12 to 86
	Risk Management Report	89 to 150
	Independent Auditors' Report	187 to 188
	Consolidated income statement	189
	Consolidated statement of other comprehensive income	190
	Consolidated balance sheet	191
	Consolidated statement of changes in equity	192 to 193
	Consolidated cash flow statement	194 to 195
	Group accounting policies	196 to 222
	Notes to the consolidated financial statements	223 to 316
December 2009 Annual Report	Independent Auditors' Report	147 to 148
	Consolidated income statement	149
	Consolidated statement of other comprehensive income	150
	Consolidated balance sheet	151
	Consolidated statement of changes in equity	152 to 153
	Consolidated cash flow statement	154 to 155
	Group accounting policies	156 to 179
	Notes to the consolidated financial statements	180 to 260
2009 Annual Report	Independent Auditors' Report	101 to 102
	Consolidated income statement	103
	Consolidated balance sheet	104
	Consolidated statement of recognised income and expense	105
	Consolidated cash flow statement	106 to 107
	Group accounting policies	108 to 127
	Notes to the consolidated financial statements	128 to 200
2008 Annual Report	Independent Auditors' Report	69 to 70
	Consolidated income statement	71
	Consolidated balance sheet	72
	Consolidated statement of recognised income and expense	74
	Consolidated cash flow statement	75 to 76
	Group accounting policies	77 to 95
	Notes to the consolidated financial statements	96 to 173

The parts of the documents other than those incorporated by reference (as per the table above) are either not relevant or covered elsewhere in this Circular. Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Circular. It should be noted that, except as set forth above, no other parts of the above documents are incorporated by reference into this Circular.

Dated: 18 June 2011

PART IV

DEFINITIONS

1992 Preference Stock	the preference capital stock of the Bank, other than the 2009 Preference Stock and the 2005 Preference Stock, as at the date of this Circular;
2005 Preference Stock
new units of preference stock which may be allotted by the Directors pursuant to Bye-Law 7 and which can be either redeemable or non-redeemable and can be denominated in US dollars, in euro or in Sterling;
2008 Annual Report	the Bank's annual report for the year ended 31 March 2008;
2009 Annual Report	the Bank's annual report for the year ended 31 March 2009;
2009 Preference Stock	the units of 10.25% non-cumulative preference stock of €0.01 each in the capital of the Bank;
2010 Annual Report	the Bank's annual report for the year ended 31 December 2010;
2010 Capital Raising	the capital raising exercise carried out by the Bank between April and June 2010;
ACSM Hybrids
Bank of Ireland UK Holdings plc €600 million (of which €253 million is outstanding) 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities and Bank of Ireland UK Holdings plc £350 million (of which £40 million is outstanding) 6.25% Guaranteed Callable Perpetual Preferred Securities;
Adjusted Core Tier 1 Capital Ratio
the Central Bank applies capital requirement rules and a definition of Core Tier 1 Capital as prescribed by the Capital Requirement Directives, which is the prevailing standard. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions (which are supervisory deductions for which 50% is removed from Tier 1 Capital (this element is deducted from Core Tier 1 Capital in arriving at the Adjusted Core Tier 1 Capital ratio) and Tier 2 Capital);
Admission
the admission of units of stock to the Official Lists becoming effective in accordance with the Listing Rules and the admission of such stock to trading on the Irish Stock Exchange's and London Stock Exchange's markets for listed securities becoming effective in accordance with the Admission to Trading Rules and the Admission and Disclosure Standards respectively;
Admission and Disclosure Standards
the requirements contained in the publication of the London Stock Exchange "Admission and Disclosure Standards" (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;

Admission to Trading Rules	the rules issued by the Irish Stock Exchange setting out, amongst other things, the application procedures for admission to the Irish Stock Exchange markets and continuing obligation requirements;
AFS	available for sale;
ALCO	Group Asset and Liability Committee;
Allotment Instrument	each instrument delivered to holders thereof pursuant to the Debt for Equity Offers and issued with the benefit of the Allotment Instrument Deed Poll convertible into Debt for Equity Stock;
Allotment Instrument Deed Poll	the instrument by way of a deed poll relating to the Allotment Instruments, to be executed by the Bank on or about 12 August 2011;
Annual General Court or AGC	an annual general court of the Bank;
Approved 2010 EU Restructuring Plan	the EU restructuring plan for the Group for the period to 31 December 2014 approved by the European Commission on 15 July 2010;
ATM	automated teller machine;
the Bank or Bank of Ireland	the Governor and Company of the Bank of Ireland, established in Ireland by Charter in 1783 and having limited liability;
Banking Consolidation Directive	Directive 2000/12/EC of March 2000, repealed and recast as part of Directive 2006/48/EC;
Basel Committee	the Basel Committee on Banking Supervision;
Basel I	the International Convergence of Capital Measurements and Capital Standards published by the Basel Committee in July 1988;
Basel II	the Capital Adequacy Framework issued in June 2004 by the Basel Committee, as implemented by Directive 2006/48/EC and Directive 2006/49/EC;
Basel III
the proposed updated guidelines for capital and banking regulations prepared by the Basel Committee, which were published on 16 December 2010 entitled "Basel III: A Global regulatory framework for more resilient banks and banking systems", and which are to be phased in from 1 January 2013, together with (where the context so permits) any amendments, development or subsequent drafts of such guidelines and any legislative measures to implement any of the foregoing;
BCG	Boston Consulting Group
BIS	Bank of International Settlement;
BIAM	Bank of Ireland Asset Management
BlackRock	BlackRock Solutions;

BOISS	Bank of Ireland Securities Services Limited, Bank of Ireland Nominees Limited, IBI Nominees Limited and the Bank's custody and securities business;
Business Day	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in London and Dublin;
Bye-Laws	the bye-laws of the Bank, as amended from time to time;
Canadian Dollar 2015 Notes	the Fixed/Floating Rated Subordinated Notes due September 2015 (ISIN: CA062786AA67) issued by the Bank
Capital Adequacy Directive	Council Directive 1993/6/EC of 15 March 1993;
Capital Requirements Directive or CRD
Directive 2006/48/EC of the European Parliament and the Council of 14 June 2006, together, relating to the taking up and pursuit of the business of credit institutions and Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions;
Capital Requirements Directive IV
proposal for a Directive of the European Parliament and of the Council amending Directives 2006/48/EC, 2006/49/EC supplementing the two sets of revisions adopted by the Commission in October 2008 and July 2009 as regards liquidity standards, definition of capital, leverage ratio, counterparty credit risk, countercyclical measures, systemically important financial institutions and single rule book in banking;
CEBS	the Committee of European Banking Supervisors;
Central Bank	the Central Bank of Ireland;
certificated or in certificated form	where stock or other security is not in uncertificated form;
CET 1 Amount
means, at any time, as calculated by the Bank on a consolidated basis and expressed in the Bank's reporting currency, the sum of all amounts (whether positive or negative) of Common Equity Tier 1 Capital of the Group as at that time;
CET 1 Ratio
means, in respect of any semi-annual reporting period, the ratio (expressed as a percentage) of the CET 1 Amount divided by the RWA Amount, as at the date of the financial statements contained in the semi-annual published financial report, as calculated by the Bank and appearing in its relevant semi-annual published financial report;
CIFS Guarantee Scheme	the Credit Institutions (Financial Support) Scheme 2008 (S.I. No 411 of 2008);
Common Equity Tier 1 Capital
means all items that constitute common equity tier 1 capital less deductions from and any other adjustments to common equity tier 1 capital, in each case within the meaning of these terms or equivalent in the Capital Requirements Directive IV and as implemented in Ireland;

Companies Acts	the Companies Acts, 1963 to 2009 (as amended) of Ireland (insofar as they apply to the Bank having regard to the Ninth Schedule to the Companies Act, 1963);
Computershare	Computershare Investor Services (Ireland) Limited, Registrars and Receiving Agents for the Bank;
Contingent Capital Instrument
the convertible debt instrument to be issued to the State as part of the Proposals, the subject to contract term sheet of which is more particularly described in paragraph 6 (Contingent Capital Instrument) of Part I (Letter from the Governor of Bank of Ireland) of this Circular;
Control	the holding, whether directly or indirectly, of stock of the Bank that confer, in aggregate, more than 50% of the voting rights in the Bank;
Core Tier 1 Capital	Tier 1 Capital excluding innovative and non-innovative Tier 1 Securities and before deductions required from Tier 1 Capital;
Core Tier 1 Capital Ratio	the amount of the Bank's Core Tier 1 Capital as a proportion of its Risk Weighted Assets on a consolidated basis;
Counter-Indemnity Agreement
the counter-indemnity agreement dated 23 December 2010 and made between the Bank and the Minister for Finance which indemnifies the Minister for Finance in respect of any payments made by him under a guarantee in favour of the Central Bank in respect of any indebtedness under the Facility Deed.;
Court or Court of Directors	the Court of Directors of the Bank;
Credit Suisse	Credit Suisse Securities (Europe) Limited of One Cabot Square, London E14 4QJ;
CREST	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in the CREST Regulations);
CREST Manual
the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);
CREST Member	a person who has been admitted to Euroclear as a system-member (as defined in the CREST Regulations);
CREST Participant	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations);
CREST Regulations or Regulations	the Companies Act 1990 (Uncertified Securities) Regulations 1996 (SI No. 68/1996) of Ireland (as amended in 2003);
CREST Sponsor	a CREST Participant admitted to CREST as a CREST Sponsor;
CREST Sponsored Member	a CREST Member admitted to CREST as a sponsored member;

CSO	Central Statistics Office;
Daily Official List	the daily Official List of the Irish Stock Exchange;
DBRS	DBRS Limited;
Dealer Managers	the dealer managers of the Debt for Equity Offers;
Debt for Equity Offers	the offer to certain holders of certain Tier 1 and Tier 2 Securities;
Debt for Equity Stock	units of Ordinary Stock to be issued to certain holders of Eligible Debt Securities pursuant to the conversion of the Allotment Instruments to be issued in respect of the Debt for Equity Offers;
December 2009 Annual Report	the Bank's annual report for the nine months ended 31 December 2009;
Deferred Stock	units of deferred stock in the capital of the Bank having a nominal value of €0.54 each and following the Renominalisation, having a nominal value of €0.01 each;
Deleveraging Plan
the Group's plan for certain loan portfolios/lending businesses to be delevered or disposed of on an orderly basis as set out in more detail in paragraph 2 (Background to the Proposals) of Part I of this Circular which commits the Group to significantly further deleverage the balance sheet, requiring a loan to deposit ratio of 122.5% by 31 December 2013;
Department of Finance	Department of Finance of Ireland;
Directors	The Non-Executive Officers, the Executive Directors and Non-Executive Directors of the Bank;
EBA	European Banking Authority;
ECB	European Central Bank;
ELG Scheme	the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (S.I. No. 490 of 2009) as amended by S.I. No. 546 and S.I. 547 of 2010;
Eligible Bank Assets	those classes of assets prescribed as eligible bank assets by the Minister for Finance, in accordance with section 69 of the NAMA Act;
Eligible Debt Securities	the Tier 1 and Tier 2 Securities that are the subject of the Debt for Equity Offers;
Enlarged Capital Stock
the maximum number of issued units of Ordinary Stock immediately following the issue of the New Ordinary Stock and the Debt for Equity Stock, based on the number of issued units of Ordinary Stock on 16 June 2011, being the last practicable date prior to the date of this Circular, plus the maximum number of units of New Ordinary Stock and the Debt for Equity Stock capable of being issued under the Rights Issue, the State Placing and the Debt for Equity Offers;

Equity Tier 1 Capital	the amount of the Bank's Core Tier 1 Capital less all Preference Stock of the Bank;
Equity Tier 1 Capital Ratio	the amount of the Bank's Equity Tier 1 Capital as a proportion of its Risk Weighted Assets on a consolidated basis;
EU/IMF Programme	the Programme of Financial Support for Ireland as announced by the EU and IMF on 1 December 2010 and, where the context so permits, as updated and supplemented on 28 April 2011;
EU or European Union	the European Union;
EU Prospectus Regulations	Commission Regulation (EC) No. 809/2004;
EU Restructuring Plan
a restructuring plan for a bank for submission to the European Commission under EU State aid rules for the purpose of establishing the bank's long term viability without State support, adequate burden sharing and measures to minimise any distortion of competition arising from State aid provided to the bank;
euro	the single currency of the EU Member States that adopt or have adopted the euro as their lawful currency under the legislation of the European Union or European Monetary Union;
Euroclear	Euroclear UK & Ireland Limited, the operator of CREST;
European Commission or Commission	the Commission of the European Union;
European Financial Stability Fund or EFSF
the facility agreed by the Member States of the European Union on 9 May 2010, aiming at preserving financial stability in Europe by providing financial assistance to members of the Eurozone in economic difficulty;
European Financial Stability Mechanism or EFSM
the emergency funding programme reliant upon funds raised on the financial markets and guaranteed by the European Commission using the budget of the European Union as collateral which runs under the supervision of the European Commission and aims at preserving financial stability in Europe by providing financial assistance to Member States in economic difficulty;
Eurozone	the member states of the European Union which have adopted the euro as their common currency;
Excluded Territories and each an Excluded Territory
United States, South Africa, New Zealand, Australia, Japan, Canada and Switzerland and any other jurisdiction which is deemed to be excluded pursuant to the terms of the Rights Issue and the Rump Placing;
Executive Directors	the executive directors of the Bank;
Existing Ordinary Stock	the units of Ordinary Stock in issue as at the date of this Circular;

Existing Ordinary Stockholder	a holder of Existing Ordinary Stock as at the date of this Circular;
Extended Fund Facility	the IMF lending facility established in 1974 to assist member countries in overcoming balance of payments issues that stem largely from structural problems;
Extraordinary General Court or EGC	an extraordinary general court of the Bank and, unless otherwise specified, the extraordinary general court of the Bank to be held on 11 July 2011;
Facility Deed
the facility deed dated 23 December 2010 and made between the Bank and the Central Bank which provides an uncommitted facility, guaranteed by the Minister for Finance and to a maximum amount of €10 billion or such increased amount as the Central Bank may, in its absolute discretion determine;
Financial Measures Programme	the financial measures programme announced by the Central Bank on 31 March 2011 comprising the independent loan loss assessment exercise carried out by BlackRock, the March 2011 PCAR and the PLAR;
Financial Regulator	the Irish Financial Services Regulatory Authority which was dissolved on 1 October 2010 pursuant to the Central Bank Reform Act, 2010 and its existing functions were merged into the Central Bank;
Financial Services Compensation Scheme	the compensation scheme established in the UK under the FSMA which became operational on 1 December 2001;
Form of Proxy	the form of proxy relating to the Extraordinary General Court;
FSA	Financial Services Authority of the United Kingdom;
FSMA	Financial Services and Markets Act 2000, as amended;
Fully Paid Rights	rights which are provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue and which are recorded in the register of the Bank as having been paid at the Rights Issue price;
GDP	Gross Domestic Product;
General Court	an AGC or an EGC;
Government or Irish Government	the Government of Ireland;
Government Bodies or Government Body
(i) the NTMA, the NPRFC, the NPRF, the Minister for Finance or any Minister or Department of the Government, in each case holding 2009 Preference Stock, but excludes any other holder of 2009 Preference Stock provided however this shall not include any occupational pension scheme approved by the Revenue Commissioners and registered with the Pension Board; and

(ii) any custodian or nominee holding 2009 Preference Stock on behalf of the NPRFC, the Minister for Finance, any Minister or Department of the Government provided however that where such custodian or nominee holds 2009 Preference Stock for any other person, such holding shall be not be taken into account for the purpose of determining the voting rights of the Stockholder;
Government Preference Stockholder	a Government Body holding 2009 Preference Stock;
Government Transaction
means the entry into the Transaction Agreement, including the State Placing, and the obligation of the NPRFC to underwrite the Rights Issue, the issue of the Contingent Capital Instrument to the State and the entry into the Minister's Letter;
Great Britain	the territories of England, Scotland and Wales;
Group or the Group	the Bank and each of its subsidiaries and subsidiary undertakings from time to time;
HM Treasury	UK economics and finance ministry;
Hybrid/Preferred Securities
Bank of Ireland Capital Funding (No. 1) LP, €600,000,000 fixed rate/variable rate guaranteed non-voting non-cumulative perpetual preferred securities, the LP2 Securities, the LP3 Securities and Bank of Ireland capital funding (No.4) LP £500,000,000 fixed rate/floating rate guaranteed non-voting non-cumulative perpetual preferred securities;
IAS	International Accounting Standards;
IASB	International Accounting Standards Board;
IBNR	incurred but not reported;
IFRS	International Financial Reporting Standards as adopted for use in the European Union;
IMF	International Monetary Fund;
IPD	Investment Property Databank;
IRBA	Internal Ratings Based Approach;
Ireland	means Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
Irish Stock Exchange	the Irish Stock Exchange Limited;
Issuance Window	in respect of a State Guarantee Scheme, the period of time during which securities and other obligations can be issued that are covered by that State Guarantee Scheme;
Liquidity Coverage Ratio
the ratio of the stock of highly liquid assets to net cashflow over a 30 day stress period where the stress is introduced to the calculation by a set of weightings applied to the 30 day inflows and outflows which are included;

Listing Rules	the listing rules of the Irish Stock Exchange and/or where appropriate the UK listing rules made under section 73A of the FSMA;
London Stock Exchange	London Stock Exchange plc;
Lower Tier 2	fixed-maturity subordinated notes with a minimum initial maturity of five years, with no deferral of coupon payments and no loss absorption through the write-down of principal or interest;
Lower Tier 2 Securities	securities issued by the Group that qualify as Lower Tier 2;
LP2 Securities	Bank of Ireland Capital Funding (No. 2) LP US$800 million ($61 million outstanding) Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities;
LP3 Securities	Bank of Ireland Capital Funding (No. 3) LP US$400 million ($20 million outstanding) Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities;
March 2011 PCAR	the prudential capital assessment review undertaken by the Central Bank, the results of which were announced on 31 March 2011;
Master Loan Repurchase Deed
the master loan repurchase deed dated 17 November 2010 and made between the Bank and the Central Bank which provides for arrangements for the sale and repurchase of certain loan assets of the Bank with the Central Bank;
Member States	member states of the European Union;
Minister for Finance or Minister	the Minister for Finance of Ireland;
Minister's Letter
Letter agreement between the Minister and the Bank dated 16 July 2011 under which the Bank, amongst other things, will be required to meet a lending target of €3 billion per annum for new or increased credit facilities to SMEs in the twelve month period commencing January 1, 2011, €3.5 billion in the twelve month period commencing January 1, 2012 and €4 billion in the twelve month period commencing January 1, 2013;
Monetary Authorities	the ECB, the Central Bank, the Bank of England, the US Federal Reserve;
Monitoring Trustee
a monitoring trustee appointed by the Bank, subject to the approval of the European Commission, in charge of the overall tasks of monitoring and of ensuring, under the Commission's instructions, compliance with the commitments contained in the Group's EU Restructuring Plan;
NAMA	the National Asset Management Agency and, where the context permits, other members of NAMA's group including subsidiaries and associated companies;
NAMA Act	the National Asset Management Agency Act 2009;

National Pensions Reserve Fund	the fund established by the National Pensions Reserve Fund Act, 2000 to meet (insofar as possible) the costs of Ireland's social welfare and public service pensions from 2025 onwards;
Net Stable Funding Ratio
the amount of longer-term stable sources of funding employed by an institution relative to the liquidity profile of assets being funded, with the denominator of the ratio, known as required stable funding calculated as a weighted total of the assets being funded and the numerator of the ratio, known as available stable funding calculated as a weighted total of the sources of funding;
New Ordinary Stock
up to 43,500,000,000 units of Ordinary Stock of €0.05 each in the capital of the Bank to be issued pursuant to the Rights Issue and the 794,912,043 units of Ordinary Stock of €0.05 to be issued pursuant to State Placing, or either the Rights Issue or the State Placing where the context so requires and "unit of New Ordinary Stock" means any unit of such stock;
Nil Paid Rights	rights to acquire New Ordinary Stock in the Rights Issue, where the amount payable on acceptance of the offer of New Ordinary Stock has not been paid;
Non-Executive Directors	the non-executive directors of the Bank;
Northern Trust	Northern Trust Company and Northern Trust (Ireland) Limited;
NPRF	National Pensions Reserve Fund;
NPRFC
the National Pensions Reserve Fund Commission, established by the National Pensions Reserve Fund Act 2000 to, inter alia, control, manage and invest the assets of the National Pensions Reserve Fund. References herein to the NPRFC mean the NPRFC acting in its capacity as controller and manager of the NPRF;
NPRFC Coupon Ordinary Stock	184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;
NPRFC Investment	the subscription by the NPRFC for €3.5 billion of 2009 Preference Stock in the Bank and the issue of the Warrants completed on 31 March 2009;
NTMA	the National Treasury Management Agency as established by the National Treasury Management Agency Act, 1990;
Official Lists	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;
Oliver Wyman	Oliver Wyman Limited;
Ordinary Stock or units of Ordinary Stock
the units of ordinary stock having a nominal value of €0.10 each in the capital stock of the Bank prior to the Renominalisation and a nominal value of €0.05 each in the capital of the Bank following the Renominalisation

Ordinary Stockholder	a holder of a unit of Ordinary Stock;
Overseas Stockholders
Stockholders who are US Persons wherever located, or with registered addresses outside Ireland or the United Kingdom or who are citizens or residents of, or located in, countries outside Ireland or the United Kingdom;
Panel or Takeover Panel	the Irish Takeover Panel;
Participating Institution	a credit institution designated by the Minister for Finance as a participating institution in accordance with the provisions of section 67 of the NAMA Act;
participation in NAMA	includes participation in any scheme pursuant to the NAMA Act to transfer assets to NAMA;
PCAR or Prudential Capital Assessment Review	a prudential capital assessment review undertaken by the Central Bank;
PLAR	a prudential liquidity assessment review being undertaken by the Central Bank;
POFS	Post Office Financial Services Limited;
Preference Stock	means the 2009 Preference Stock and the 1992 Preference Stock;
Preference Stockholders	means the registered holders of Preference Stock from time to time;
Programme Documents	the documents outlining the details of the EU/IMF Programme;
Programme for Government	the document published by the Government on 6 March 2011 entitled "Programme for Government for National Recovery 2011-2016";
Proposals	the Debt for Equity Offers, the State Placing, the Rights Issue, the entry into the Transaction Agreement and the issue of the Contingent Capital Instrument;
Prospectus Regulations	the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (SI No. 324 of 2005);
Qualified Institutional Buyer	as defined by the United States SEC in Rule 144A under the US Securities Act;
Qualified Persons	persons (i) that are located outside the United States and are persons other than US Persons, or (ii) that are Qualified Institutional Buyers;
Qualifying Non-CREST Stockholders	Qualifying Stockholders holding Ordinary Stock in certificated form;
Qualifying Stockholders
holders of Ordinary Stock on the Stockholder register of the Bank at the Record Date who are not resident in Excluded Territories or any other jurisdictions excluded by the terms of the Rights Issue and who are not US Persons wherever located;
RAROC	risk adjusted return on capital;

Receiving Agent	Computershare Investor Services (Ireland) Limited, Registrars and Receiving Agents for the Bank;
Record Date	5.00 p.m. on 8 July 2011;
Registrar	Computershare or such other registrar or receiving agent as the Bank may appoint from time to time;
Regulatory Information Service	one of the regulatory information services authorised by the Irish Stock Exchange and/or UK Listing Authority to receive, process and disseminate regulatory information in respect of listed companies;
Relevant Person
the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC, the National Pensions Reserve Fund, or any person controlled by or controlling any such person, or any entity or agency of or related to the State, or any director, commissioner, officer, official, employee or adviser of any such person;
Renominalisation
the reduction of the nominal value of units of Ordinary Stock from €0.10 each to €0.05 each and the reduction of the nominal value of Deferred Stock from €0.54 each to €0.01 each pursuant to resolution number 2 to be proposed at the EGC on 11 July 2011;
Residual Stock	New Ordinary Stock not taken up pursuant to the exercise of Rights in the Rights Issue and not placed pursuant to the Rump Placing;
Resolutions	the resolutions to be proposed at the Extraordinary General Court on 1 July 2011 ;
Revised 2011 EU Restructuring Plan
the revised 2011 EU Restructuring Plan for the Group, for the period to 31 December 2015, due to additional State aid, including any potential element of State aid which could be contained in the ELG scheme and / or the Proposals, which is subject to European Commission approval;
Rights	Rights to acquire New Ordinary Stock in the Rights Issue;
Rights Issue	the offer by way of rights to Qualifying Stockholders to acquire New Ordinary Stock;
Risk Weighted Assets	assets which are weighted for credit risk according to formula used by banks that conform to BIS's capital adequacy guidelines;
Rump Placing	the proposed placing of any units of New Ordinary Stock which are not (or are deemed not to be or are otherwise treated as not having been) taken up under the Rights Issue;
RWA Amount	means, at any date, the aggregate amount of all Risk Weighted Assets of the Group calculated on a consolidated basis pursuant to the Capital Requirements Directives;
SEC	United States Securities and Exchange Commission;
Securities Market Programme	ECB programme for intervention in the public and private debt markets of the Eurozone;

Senior Executives	senior managers within the meaning of paragraph 14.1(d) of Annex I of the EU Prospectus Regulations;
SME or SMEs	small and medium enterprises;
Special Master Repurchase Agreement
the special master repurchase agreement dated 17 November 2010 and made between the Bank and the Central Bank which provides for arrangements for the sale and repurchase of certain eligible securities of the Bank with the Central Bank;
Stabilisation Act	the Credit Institutions (Stabilisation) Act 2010;
State	Ireland excluding Northern Ireland (including the Government and any governmental agency);
State Guarantee Schemes	the CIFS Guarantee Scheme and the ELG Scheme;
State Placing
the potential placing of up to 794,912,043 units of New Ordinary Stock with the NPRFC as described in paragraph 4(State Placing) of Part I (Letter from the Governor of Bank of Ireland) of this Circular;
Sterling or £	Sterling, the lawful currency of the United Kingdom;
Stockholder
an Ordinary Stockholder and/or Preference Stockholder (as the context so requires), and, in the context of references to Stockholder approval, the Ordinary Stockholders and the Preference Stockholders, when such stockholders have active entitlements to vote at a general court of the Bank;
Takeover Panel Act	the Irish Takeover Panel Act 1997 (as amended);
Takeover Rules or Irish Takeover Rules	the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended);
Term Wholesale Funding	Wholesale funding with a maturity of greater than one year;
TFEU	The Treaty on the Functioning of the European Union;
Tier 1 Capital	Tier 1 capital instruments (within the meaning of the Central Bank's requirements at such time or equivalent) which includes Stockholders' funds and innovative and non-innovative Tier 1 Securities;
Tier 1 Capital Ratio	the amount of Tier 1 Capital as a proportion of Risk Weighted Assets on a consolidated basis;
Tier 1 Securities	the securities issued by the Group that constitute Tier 1 Capital;
Tier 2 Securities	the securities issued by the Group that constitute Tier 2 Capital;
Tier 2 Capital	undisclosed reserves, revaluation reserves, general provisions and loan loss reserves and subordinated long-term debt;
Total Capital	Tier 1 Capital plus Tier 2 Capital less regulatory deductions;
Total Capital Ratio	Total Capital (including Tier 1 Capital) divided by Risk Weighted Assets;

Transaction Agreement	means the transaction agreement between the Bank, the NPRFC, the NTMA, the Minister for Finance, and certain other parties, further details of which are set out in Part I (Letter from the Governor of Bank of Ireland) of this Circular, including the obligation to enter into the Minister's Letter;
Transaction Document	this Circular or any document referred to in this Circular or any supplement or amendment thereto;
UK Listing Authority or UKLA
the FSA in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA;
uncertificated or in uncertificated form
recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;
United States or US	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
Upper Tier 2 Capital	cumulative preferred stock with no stated maturity, debt instruments with no stated maturity and revaluation reserves;
Upper Tier 2 Securities	the securities issued by the Group that constitute Upper Tier 2 Capital;
US Federal Reserve	the central bank of the United States;
US Person	as defined by the United States Securities and Exchange Commission in Regulation S under the US Securities Act;
US Securities Act	the United States Securities Act 1933, as amended;
Warrants	the detachable warrants issued to the NPRFC as part of the NPRFC Investment.

NOTICE OF EXTRAORDINARY GENERAL COURT OF THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

NOTICE IS HEREBY GIVEN that an Extraordinary General Court of the Bank will be held at 11.00 a.m. on 11 July 2011 at O'Reilly Hall, UCD, Belfield, Dublin 4, Ireland, to consider and, if thought fit, pass the following resolutions:

Resolution 1

As an Ordinary Resolution:

"That, subject to Resolutions 2 to 6 in the Notice of this Extraordinary General Court being duly passed, the entry into the Government Transaction (as defined in the circular issued by the Governor and Company of the Bank of Ireland (the "Bank") dated 18 June 2011 (the "Circular")), comprising the Transaction Agreement to be entered into between the Bank, the National Pensions Reserve Fund Commission (the "NPRFC") the National Treasury Management Agency ("NTMA"), the Minister for Finance, and the issue of the Contingent Capital Instrument by the Bank or by an issuing subsidiary guaranteed by the Bank (each as defined in the Circular) to the Irish State, or a nominated agency of the Irish State, being a related party transaction for the purposes of the Listing Rules of the Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority, be and is hereby approved and that the Court of Directors and any member of the Bank of Ireland Group (the "Group") be and is hereby authorised to implement the provisions of the Transaction Agreement and the Contingent Capital Instrument and to perform the obligations of the Group arising under the Transaction Agreement and the Contingent Capital Instrument and to do all such other acts and execute such other documents arising from the entry into the Transaction Agreement and/or the Contingent Capital Instrument."

Resolution 2

As a Special Resolution:

"That, subject to Resolutions 1, 3, 4, 5 and 6 in the Notice of this Extraordinary General Court being duly passed, each of the units of Deferred Stock (as defined in the Circular) of €0.54 each be sub-divided into 54 units of Deferred Stock of €0.01 each and each of the units of Ordinary Stock of €0.10 each in the capital of the Bank be sub-divided and converted into one unit of Ordinary Stock of €0.05 and five units of Deferred Stock of €0.01 and the Ordinary Stockholders hereby approve such sub-divisions and conversions for all purposes, including to the extent they constitute the amendment of the rights attaching to the Ordinary Stock, and Bye-Laws 3(a) and 3(e) of the Bye-Laws of the Bank are amended accordingly."

Resolution 3

As an Ordinary Resolution:

"That, subject to Resolutions 1, 2, 4, 5 and 6, in the Notice of this Extraordinary General Court being duly passed, the authorised capital stock of the Bank be and is hereby enlarged by €3.3 billion comprising 66 billion units of Ordinary Stock of €0.05 each, each ranking pari passu with the existing units of Ordinary Stock of €0.05 (as sub-divided by Resolution 2) and 226 billion units of Deferred Stock of €0.01 each, each ranking pari passu with the existing units of Deferred Stock (as sub-divided by Resolution 2)."

Resolution 4

As an Ordinary Resolution:

"That, subject to Resolutions 1, 2, 3, 5 and 6 in the Notice of this Extraordinary General Court being duly passed, the Directors be and are hereby generally empowered to issue, allot, grant options over or otherwise dispose of Ordinary Stock of the Bank pursuant to the State Placing, the Rights Issue, the conversion of the Contingent Capital Instrument, the issue of Ordinary Stock pursuant to the Allotment

Instrument, each as defined in the Circular, for cash, or non-cash consideration, on a non-pre-emptive basis (including the issue of the Contingent Capital Instrument and other securities convertible into Ordinary Stock) or to agree to do any of the foregoing acts, up to and including 100% of the nominal amount of the Ordinary Stock of the Bank as created by Resolution 3 and not previously allotted, provided that this authority is without prejudice to and in addition to the authority granted pursuant to resolutions 5, 7 or 8 passed at the Annual General Court of the Bank held on 15 June 2011. This authority shall lapse on 31 December 2011."

Resolution 5

As an Ordinary Resolution:

"That, subject to Resolutions 1, 2, 3, 4 and 6 in the Notice of this Extraordinary General Court being duly passed, the entry by the Bank into the allotment instrument deed whereby allotment rights in respect of units of Ordinary Stock will be granted to eligible participants who elect to accept the Debt for Equity Offers (as defined in the Circular) (being the Allotment Instrument, as defined in the Circular) and opt to receive new units of Ordinary Stock be and is hereby approved and the Directors be and are hereby generally empowered and authorised to issue, allot or otherwise dispose of allotment rights in respect of the new units of Ordinary Stock pursuant to the Allotment Instrument on a non-pre-emptive basis for cash or non-cash consideration."

Resolution 6

As an Ordinary Resolution:

"That, subject to all of Resolutions 1, 2, 3, 4 and 5 in the Notice of this Extraordinary General Court being duly passed, the issue of Ordinary Stock pursuant to the State Placing (as defined in the Circular) at a price of €0.10 per unit of Ordinary Stock (including where such issue price is at a discount of more than 10% to the middle market price (within the meaning of Rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and Rule 9.5.10(1) of the Listing Rules of the UK Listing Authority (the "middle market price") per unit of Ordinary Stock at the date the State elects to proceed with the State Placing) and the issue of Ordinary Stock pursuant to the Debt for Equity Offers (as defined in the Circular) at a price within the range of €0.1130 to €0.1176 per unit of Ordinary Stock (including where such issue price is at a discount of more than 10% to the middle market price per unit of Ordinary Stock at the date the issue price under the Debt for Equity Offers is determined) be and is hereby approved."

Terms defined in any of the Resolutions shall have the same meanings in the other Resolutions.

BY ORDER

H Nolan
Secretary

The Governor and Company of the Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Dated: 18 June 2011

Notes:

Entitlement to attend and vote

1.
Only those Stockholders who are holders of fully paid units of capital stock of the Bank and are registered on the Bank's register of members at:

•
6.00 p.m. on 9 July 2011 (being the record date specified by the Bank for eligibility for voting pursuant to section 134A of the Companies Act 1963 and Regulation 14 of the Companies Act 1990 (Uncertificated Securities) Regulations, 1996); or

•
if the Extraordinary General Court is adjourned, at 6.00 p.m. on the day two days prior to the adjourned Extraordinary General Court,

  shall be entitled to participate and vote at the Extraordinary General Court to the extent permitted to do so under the Listing Rules of the Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority.

Website giving information regarding the Extraordinary General Court

2.
Information regarding the Extraordinary General Court, including the information required by section 133A(4) of the Companies Act 1963, is available from www.bankofireland.com/egc2011.

Attending in person

3.
The Extraordinary General Court will be held at 11.00 a.m. If you wish to attend the Extraordinary General Court in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the Extraordinary General Court to allow time for registration. Please bring the attendance card attached to your Form of Proxy and present it at the Stockholder registration desk before the commencement of the Extraordinary General Court.

Electronic Participation

4.
Stockholders can vote electronically by logging on to the website of the Bank's Registrars, Computershare Investor Services (Ireland) Limited: www.eproxyappointment.com. Stockholders will need their 5-digit PIN Number and Stockholder Reference Number and the Control Number, which are all printed on the enclosed Form of Proxy.

Voting by Corporate Representatives

5.
Any corporation sole or body corporate which is a member of the Bank may, by a document executed by or on behalf of such corporation sole or resolution of its Directors or other governing body of such body corporate, authorise such individual as it thinks fit to act as its representative at any General Court of the Bank.

  Any individual so authorised shall not be entitled to appoint a proxy but shall otherwise be entitled to exercise the same powers on behalf of the corporation sole or body corporate which he represents as that representative could exercise if he were an individual member of the Bank present in person.

Appointment of proxies

6.
A Stockholder who is entitled to attend, speak, ask questions and vote at the Extraordinary General Court is entitled to appoint a proxy to attend, speak, ask questions and vote instead of him. A Stockholder may appoint more than one proxy to attend, speak, ask questions and vote at the Extraordinary General Court in respect of stock held in different securities accounts. A Stockholder acting as an intermediary on behalf of one or more clients may grant a proxy to each of its clients or their nominees provided each proxy is appointed to exercise rights attached to different stock held by that Stockholder. A proxy need not be a Stockholder of the Bank. If you wish to appoint more than one proxy then please contact the Bank's Registrars, Computershare Investor Services (Ireland) Limited, via electronic means by sending an email to clientservices@computershare.ie.

7.
A Form of Proxy for use by Stockholders is enclosed with this Notice of Extraordinary General Court (or is otherwise being delivered to Stockholders). Completion of a Form of Proxy (or submission of proxy instructions electronically) will not prevent a Stockholder from attending the Extraordinary General Court and voting in person should they wish to do so.

Completion of Forms of Proxy

8.
To be valid a Form of Proxy and any power or other authority under which it is executed (or a duly certified copy of any such power or authority) must be lodged by hand or by post with the Bank's Registrars, Computershare Investor Services (Ireland) Limited, P.O. Box 11838, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the Extraordinary General Court or adjourned Extraordinary General Court or (in the case of a poll taken otherwise than at or on the same day as the Extraordinary General Court or adjourned Extraordinary General Court) at least 48 hours before the taking of the poll at which it is to be used.

Appointment of proxy electronically

9.
To appoint a proxy electronically log on to the website of the registrars, www.eproxyappointment.com. Stockholders will need their 5-digit PIN Number and Stockholder Reference Number and the Control Number, which are all printed on the enclosed Form of Proxy.

Appointment of a proxy by a CREST Member

10.
CREST Members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Extraordinary General Court and any adjournment(s) thereof by following the procedures laid down in the CREST Manual. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed a voting service provider(s) should refer to their CREST Sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

11.
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by the Bank's registrars, Computershare Investor Services (Ireland) Limited, (ID Number 3RA50) by the latest time(s) for receipt of proxy appointments specified in this Notice of Extraordinary General Court. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

12.
CREST Members and where applicable, their CREST Sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to procure that his CREST Sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST Members and, where applicable, their CREST

  Sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Bank may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996.

Questions at the Extraordinary General Court

13.
Under section 134C of the Companies Act 1963, the Bank must (subject to any reasonable measures the Bank may take to identify Stockholders) answer any question you ask relating to the business being dealt with at the Extraordinary General Court unless:

(i)
answering the question would interfere unduly with the preparation for the Extraordinary General Court or the confidentiality and business interests of the Bank;

(ii)
the answer has already been given on a website in the form of an answer to a question; or

(iii)
it appears to the Chairman of the Extraordinary General Court that it is undesirable in the interests of the good order of the Court that the question be answered.

Stockholders' right to table draft resolutions

14.
Stockholders holding 3% or more of the units of Ordinary Stock may table a draft resolution for an item on the agenda in accordance with the terms of section 133B of the Companies Act 1963, subject to the Bank's minimum notice requirements for the issuing of notice for the Extraordinary General Court being capable of being met in respect of any such draft resolution.

Voting on a Poll

15.
Pursuant to Section 138 of the Companies Act, 1963 where a poll is taken at the Extraordinary General Court, a Stockholder, present in person or by proxy, holding more than one unit of stock need not cast all his/her votes in the same way.

1992 Preference Stockholders

16.
Holders of the 1992 Preference Stock, although entitled to receive Notice of any General Court, are not entitled to attend and vote at the Extraordinary General Court due to the fact that the dividend on the 1992 Preference Stock was paid by the Bank to such Stockholders on 21 February 2011.

Documents available for inspection

17.
Paper copies of:

•
the Bye-Laws;

•
2010 Annual Report, December 2009 Annual Report and 2009 Annual Report;

•
Oliver Wyman Report;

•
the Transaction Agreement, including the annex setting out the terms of the Contingent Capital Instrument;

•
the Transaction Agreement;

•
the Minister's Letter;

•
the Circular,

  will be available for inspection at the following addresses during normal business hours on each Business Day from the date of the Circular up to and including the date of the Extraordinary General Court:

  •
  the office of the Bank at 40 Mespil Road, Dublin 4, Ireland; and

  •
  the Bank's offices at Bow Bells House, 1 Bread Street, London EC4M 9BE, England.

They will also be available for inspection at O'Reilly Hall, UCD, Belfield, Dublin 4, Ireland from at least 15 minutes prior to the Extraordinary General Court until the conclusion of that meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

/s/ Helen Nolan

Helen Nolan
Group Secretary

Date: 22 June 2011